                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-50592
[LOGO OF DRAPER BANCORP]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

  The board of directors of Draper Bancorp has approved the merger of Draper with Zions Bancorporation, with Zions as the surviving company. Promptly following the merger, Draper Bank, the wholly-owned subsidiary of Draper Bancorp, will merge into Zions First National Bank, a wholly-owned subsidiary of Zions Bancorporation. The Draper Bancorp Board believes that the merger is in the best interests of the shareholders and recommends that the shareholders vote to approve the merger. We will hold a special meeting of our shareholders to consider and vote upon the merger.

  In the merger, each share of Draper common stock will be exchanged for shares of Zions common stock based on a formula set forth in the merger agreement. If, for example, the average closing price over a certain period and the weighted average price on the day before the closing date of Zions common stock are both $55 per share, then each share of Draper common stock would be exchanged for
3.94 shares of Zions common stock, for an equivalent price of Draper common stock of $216.70 per share. We provide these numbers for illustrative purposes only because the market price of Zions common stock will vary between the date of this proxy statement/prospectus and the closing date of the merger. We explain the formula more fully in the proxy statement/prospectus under the heading "The Merger -- Merger Consideration" on page 24. We expect the merger to be a tax-free transaction for Draper shareholders. Zions common stock trades on the Nasdaq National Market under the symbol "ZION".

  We cannot complete the merger unless the shareholders of Draper approve the merger, which requires the affirmative vote of the holders of a majority of the outstanding shares of Draper common stock entitled to vote. Every vote is very important. Failure to vote is equivalent to voting against the merger agreement and the merger. Please complete, sign, date and promptly return the accompanying proxy card in the enclosed postage-paid envelope. No vote of Zions' shareholders is required to approve the transaction.

  The date, time and place of the Draper special meeting of shareholders are as follows:

      January 22, 2001, 10:00 a.m. local time
      Thanksgiving Point
      2095 N. West Frontage Road
      Lehi, Utah 84043

  This proxy statement/prospectus gives you detailed information about the merger agreement and the merger. We encourage you to read this entire document carefully. This proxy statement/prospectus incorporates important business and financial information about Zions that is not included in or delivered with this document. See "Where You Can Find More Information" on page 51.

                                          /s/ Robert M. Daugherty
                                          Robert M. Daugherty
                                          President and Chief Executive
                                          Officer ofDraper Bancorp

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Zions shares to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Proxy statement/prospectus dated December 7, 2000, and first mailed to shareholders on or about such date.

                                 Draper Bancorp
                              903 East 12300 South
                                 P.O. Box 1000
                               Draper, Utah 84020

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

  Draper Bancorp, a Utah banking corporation, will hold a special meeting of shareholders at Thanksgiving Point, 2095 N. West Frontage Road, Lehi, Utah 84043 on January 22, 2001 at 10:00 a.m. local time for the following purposes:

  To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of October 10, 2000, by and among Draper Bancorp, a Utah corporation, and Zions Bancorporation, a Utah corporation, and the merger contemplated thereby.

  We describe more fully the merger agreement and the merger in the attached proxy statement/prospectus, which includes a copy of the merger agreement as Appendix A.

  We have fixed the close of business on December 1, 2000 as the record date for determining the shareholders of Draper entitled to vote at the Draper special meeting. Only holders of record of Draper common stock at the close of business on that date are entitled to notice of and to vote at the Draper special meeting.

  The board of directors of Draper recommends that you vote "FOR" approval of the merger agreement and the merger. The affirmative vote of a majority of the outstanding shares of Draper common stock entitled to vote at the meeting is required to approve the merger agreement and the merger. Draper shareholders have a right to dissent to the merger agreement and to obtain payment in cash for the fair value of their Draper shares by complying with the procedures described in the accompanying proxy statement/prospectus.

  The board of directors of Draper requests that you complete, date and sign the enclosed proxy card and mail it promptly in the accompanying postage-prepaid envelope. You may revoke any proxy that you deliver prior to the Draper special meeting by delivering written notice to Draper stating that you have revoked the proxy or by delivering a later dated proxy. Shareholders of record of Draper common stock who attend the Draper special meeting may vote in person, even if they have previously delivered a signed proxy.

                                          By Order of the Board of Directors
                                           of Draper Bancorp

                                          /s/ Robert M. Daugherty
                                          Robert M. Daugherty
                                          President and Chief Executive
                                           Officer

Draper, Utah
December 7, 2000

                       SOURCES OF ADDITIONAL INFORMATION

  This proxy statement/prospectus incorporates important business and financial information about Zions Bancorporation that is not included or delivered with this document. You can obtain this information from Zions Bancorporation upon request, without charge, not including exhibits to documents unless those exhibits are specifically incorporated by reference into this proxy statement/prospectus. Any person can make a request for information orally or in writing. Any request for documents should be made by Monday, January 15, 2001 to ensure timely delivery.

  Requests for documents relating to Zions Bancorporation should be directed to:

  Zions Bancorporation
  One South Main Street
  Salt Lake City, Utah 84111
  Attention: Mr. Dale M. Gibbons, Secretary
  Tel: (801) 524-4787.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER AND RELATED TRANSACTIONS...........   1

SUMMARY...................................................................   3
  The Merger..............................................................   3
  The Companies Involved in the Merger....................................   4
  The Companies After the Merger..........................................   5
  Certain members of Draper's management and directors have interests in
   the merger.............................................................   5
  Reasons for the Merger..................................................   6
  Completion of the Merger Requires Satisfaction of Various Conditions....   6
  We May Decide Not to Complete the Merger................................   6
  Required Regulatory Approvals...........................................   6
  The Shareholders' Meeting...............................................   7
  Draper Shareholders May Change Their Vote If They Wish..................   7
  Forward-Looking Statements May Prove Inaccurate.........................   7
  Additional Information..................................................   8
  Selected Financial Data for Zions.......................................   9
  Selected Financial Data for Draper......................................  10
  Unaudited Comparative Per Share Data....................................  11
  Share Information and Market Prices.....................................  12
  Price Range of Common Stock and Dividends...............................  13

THE SHAREHOLDERS' MEETING.................................................  15

THE MERGER................................................................  16
  General.................................................................  16
  Dividends...............................................................  17
  Background of the Merger................................................  17
  Recommendation of the Draper Board and Draper Reasons for the Merger....  19
  Opinion of Draper's Financial Advisor...................................  21
  Merger Consideration....................................................  24
  Interests of Officers and Directors in the Merger.......................  25
  Accounting Treatment....................................................  27
  Regulatory Approvals....................................................  28
  Restrictions on Resales by Affiliates...................................  28

THE MERGER AGREEMENT......................................................  29
  The Merger..............................................................  29
  Exchange of Draper Certificates.........................................  29
  Draper Stock Options....................................................  30
  Representations and Warranties..........................................  30
  Conduct of Business Pending Completion of the Merger....................  30
  Certain Covenants.......................................................  32
  Conditions..............................................................  33
  Termination.............................................................  34
  Waiver and Amendment....................................................  34

THE COMPANIES.............................................................  35
  Zions Bancorporation....................................................  35
  Draper Bancorp..........................................................  35

                                                                          Page
                                                                          ----
REGULATION AND SUPERVISION...............................................  37
  Support of Subsidiary Banks............................................  38
  Liability of Commonly Controlled Banks.................................  38
  Capital Requirements...................................................  38
  Dividend Restrictions..................................................  40
  Deposit Insurance Assessments..........................................  40
  Control Acquisitions...................................................  41
  Financial Modernization................................................  41
  Future Legislation.....................................................  42

MATERIAL FEDERAL INCOME TAX CONSEQUENCES.................................  43

COMPARISON OF SHAREHOLDERS' RIGHTS.......................................  44
  Comparison of Capital Stock............................................  44
  Comparison of Other Shareholder Rights.................................  45
  Board of Directors.....................................................  46
  Amendment of Articles and By-laws......................................  46
  Zions Shareholder Rights Plan..........................................  47
  Discussion of Certain Provisions in Zions Articles of Incorporation....  47
  Classified Board of Directors..........................................  48

RIGHTS OF DISSENTING SHAREHOLDERS........................................  48

BENEFICIAL OWNERSHIP OF DRAPER'S PRINCIPAL SHAREHOLDERS, EXECUTIVE
 OFFICERS, AND DIRECTORS.................................................  50

OTHER MATTERS............................................................  51

LEGAL MATTERS............................................................  51

EXPERTS..................................................................  51

WHERE YOU CAN FIND MORE INFORMATION......................................  51

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS................  52

Appendix A -- Agreement and Plan of Merger, dated as of October 10, 2000, by and between Zions Bancorporation and Draper Bancorp

Appendix B -- Agreement and Plan of Merger, dated as of November 21, 2000, by and between Zions First National Bank and Draper Bank

Appendix C -- Fairness Opinion of Hovde Financial LLC

Appendix D -- Part 13 of the Utah Revised Business Corporation Act regarding dissenters' rights of Draper Bancorp shareholders

                    QUESTIONS AND ANSWERS ABOUT THE MERGER
                           AND RELATED TRANSACTIONS

Q: What do I need to do now?

A: After you have carefully read this proxy statement/prospectus, just indicate on your proxy card how you want your shares to be voted, then sign and mail it in the enclosed prepaid return envelope marked "Proxy" as soon as possible so that your shares may be represented and voted at the Draper special meeting. In addition, you may attend Draper's meeting in person and vote. If you sign, date and mail in your proxy, but leave it blank, it will be counted as a vote in favor of the merger agreement and the merger. If you do not vote or abstain from voting, it will have the effect of a vote against the merger agreement and the merger.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: No. Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker. If you fail to instruct your broker to vote, it will be the equivalent of voting against the merger agreement and the merger.

Q: Can I change my vote after I have mailed my signed proxy card?

A: Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may vote in person at the special meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q: What if I do not agree with the merger?

A: You are entitled to dissenters' rights in connection with the merger under the provisions of Utah law. To exercise your statutory dissenters' rights, you must submit a written notice of your intent to demand payment for your shares before the vote is taken. If you vote in favor of the merger, you may not exercise your dissenters' rights. The procedure for exercising your dissenters' rights is detailed in "Rights of Dissenting Shareholders" on page 48. If you do not follow the exact procedures, you will lose this right.

Q: Should I send in my stock certificates now?

A: No. You should not send in your stock certificates at this time. Zions will mail instructions to all former Draper shareholders for exchanging their stock certificates promptly following the merger.

Q: Is there other information I should consider?

A: Yes. Much of the business and financial information about Zions that may be important to you is not included in this document. Instead, this information is incorporated by reference to documents separately filed by Zions with the SEC. This means that Zions may satisfy its disclosure obligations to you by referring you to one or more documents separately filed by it with the SEC. See "Where You Can Find More Information" on page 51 for a list of documents that Zions has incorporated by reference into this proxy statement/prospectus and for instructions on how to obtain copies of these documents. The documents are available to you without charge.

Q: What if there is a conflict between documents?

A: You should rely on the later filed document. Information in this proxy statement/prospectus may update information contained in one or more of the Zions documents incorporated by reference. Similarly, information in documents that Zions may file after the date of this proxy statement/prospectus may update information contained in this proxy statement/prospectus or information contained in previously filed documents.

Q: When do you expect to merge?

A: We are working towards completing the merger as quickly as possible and are obtaining all necessary regulatory approvals to complete the merger. We expect to complete the merger during the middle of the first quarter of 2001.

Q: Whom should I call with questions or to obtain additional copies of this proxy statement/ prospectus?

A: You should contact Draper Bancorp at 903 East 12300 South, P.O. Box 1000,
   Draper, Utah 84020. Attention: Dennis L. Higbee, Secretary, telephone: (918) 571-3141.

   For copies of Zions' documents that have been filed with the SEC and that are incorporated by reference to this proxy statement/prospectus, please see "Where You Can Find More Information" on page 51.

                                    SUMMARY

  This brief summary does not contain all of the information that is important to you. You should carefully read this entire document and the documents to which we have referred you to fully understand the merger. See "Where You Can Find More Information" on page 51.

The Merger

What Draper Shareholders Will Receive as a Result of the Merger (see page 24)

  Draper shareholders will receive shares of Zions common stock in exchange for their shares of Draper common stock in accordance with a formula set forth in the merger agreement.

  See "The Merger -- Merger Consideration" on page 24 for a comprehensive discussion of the consideration formula, and for definitions of terms related to the merger and the merger consideration.

  The closing price of Zions common stock on the Nasdaq National Market, or Nasdaq, on December 4, 2000, was $55.125 per share. Assuming that

 . the average closing price for the period described above was $55,

 . the weighted average price of Zions common stock as of the day before the closing of the merger equaled $55, and

 . the number of shares of common stock and stock options outstanding on the closing date were as represented by Draper,

then each share of Draper common stock would be exchanged for 3.94 shares of Zions common stock upon completion of the merger.

  Because the market price for shares of Zions common stock will vary between the date of this proxy statement/prospectus and the effective time of the merger, you should not rely upon the exchange ratio set forth in this paragraph. We have provided that exchange ratio for illustrative purposes only. We cannot determine at this time the exchange ratio that we will use upon completion of the merger. That exchange ratio will be calculated at the effective time of the merger and may be greater than or less than the illustrative exchange ratio that we have used in this paragraph. To obtain current stock price quotations for Zions common stock, you may reference a newspaper such as The Wall Street Journal, check the Internet, or call your broker.

  We will not issue fractional shares of Zions common stock in the merger. Any Draper shareholder who would otherwise be entitled to receive a fraction of a share of Zions common stock will instead receive one whole additional share for such fractional share.

  Draper shareholders should not send in their stock certificates for exchange until instructed to do so after we complete the merger (see page 29).

Zions Plans to Continue its Dividend Policy Following the Merger (see page 16)

  The current annualized rate of cash dividends on the shares of Zions common stock is $0.80 per share. After the merger, Zions expects that it will continue to pay quarterly cash dividends in a manner that is consistent with its past practices, subject to approval and declaration by its board of directors. The payment of cash dividends by Zions in the future will depend on its financial condition and earnings, business conditions and other factors.

Transaction Generally Tax-Free to Draper Shareholders (see page 43)

  Draper's counsel provided an opinion that it believed the merger would be tax-free to Draper shareholders who receive shares of Zions common stock in exchange for their shares of Draper common stock.

  In addition, Zions and Draper will have no obligation to complete the merger unless each receives a separate legal opinion on the closing date that the merger will qualify as a transaction that is generally tax-free for federal income tax purposes.

Draper Shareholders Will Have Dissenters' Rights (see page 48)

  Under the Utah Revised Business Corporation Act, or the URBCA, Draper shareholders have dissenters' rights to receive cash for the fair value of their shares of Draper common stock in connection with the merger. In order to perfect their dissenters' rights, Draper shareholders must follow required statutory procedures, including filing notices with Draper, and either abstaining or voting against the merger agreement and the merger. Any shareholders of Draper who do not vote in favor of the merger agreement and the merger and who follow the required procedures will not have their shares of Draper common stock become shares of Zions common stock upon completion of the merger. Instead, their only right will be to receive the value of the shares in cash. We have attached the applicable provisions of the URBCA related to dissenters' rights to this proxy statement/prospectus as Appendix D.

Draper's Financial Advisor Believes the Exchange Ratio is Fair to Draper Shareholders (see pages 21-24)

  Draper received an opinion from Hovde Financial LLC, its financial advisor, to the effect that as of October 10, 2000, the merger consideration to be received by Draper's shareholders under the merger agreement was fair to Draper shareholders from a financial point of view. Hovde has subsequently affirmed its opinion as of December 7, 2000. Should the value of Zions' common stock change prior to the effective time of the merger, there can be no assurance that the exchange ratio used to determine the merger consideration under those circumstances will continue to be fair from a financial point of view to Draper's shareholders. We attach a copy of the Hovde opinion as Appendix C.

  We recommend that each Draper shareholder read the opinion carefully in its entirety to understand the assumptions made, matters considered, and limitations on review undertaken by the financial advisor.

  Hovde will receive approximately $1 million for its services in connection with its services rendered as discussed above and further discussed in "Opinion of Draper's Financial Advisor" on page 21.

We Expect "Pooling of Interests" Accounting Treatment (see page 27)

  We expect the merger to qualify as a "pooling of interests". This means that, for accounting and financial reporting purposes, we will treat our companies as if they had always been one company. We will not be required to complete the merger unless we each receive letters from our respective independent auditors to the effect that the merger qualifies for pooling-of-interests accounting if it is closed and consummated in accordance with the merger agreement.

 When We Expect the Merger to Close

  We expect to complete the merger as soon as practicable following approval of the merger by the shareholders of Draper at their shareholders meeting and satisfaction of all other conditions to the merger. We anticipate completion of the merger during the middle of the first quarter of 2001.

The Companies Involved in the Merger

  Zions Bancorporation
  One South Main, Suite 1380
  Salt Lake City, Utah 84111
  (801) 524-4787

  Zions Bancorporation is a multi-bank holding company organized under the laws of Utah in 1955, and registered under the Bank Holding Company Act of 1956, as amended. Zions and its subsidiaries own and operate six commercial banks with a total of 375 offices. Zions provides a full range of banking and related services through its banking and other subsidiaries, primarily in Utah, Arizona, California, Colorado, Idaho, Nevada, New Mexico and Washington. On September 30, 2000, Zions had total assets of approximately $21.9 billion, loans of $14.1 billion, deposits of $15.2 billion and shareholders' equity of $1.7 billion. Active full-time equivalent employees totaled 6,881 at September 30, 2000. Zions focuses on maintaining community-minded banking by strengthening its core business lines of retail banking, small and medium-sized business lending, residential mortgage and investment activities. The banks provide a wide variety of commercial and retail banking and mortgage-lending financial services. Commercial loans, lease financing, cash management, lockbox, customized draft processing, and other special financial services are provided for business and other commercial banking customers. Zions provides a wide range of personal banking services to individuals, including bank card, student and other installment loans and home equity lines of credit, checking accounts, savings accounts, time certificates of various types and maturities, trust services, safe deposit facilities, direct deposit and 24-hour ATM access. Zions First National Bank, a wholly-owned subsidiary of Zions, also provides services to key segments through its Women's Financial, Private Banking and Executive Banking Groups.

  Draper Bancorp
  903 East 12300 South
  P.O. Box 1000
  Draper, Utah 84020
  (801) 571-3141

  Draper Bancorp is a one-bank holding company located in Draper, Utah, with six branch locations in the southern portion of Salt Lake County (Draper, West Jordan, Sandy, South Jordan, Riverton and Murray) and one branch location in Park City, Utah (which does business as Park City Bank). Through its wholly-owned bank subsidiary, Draper Bank, Draper provides a full range of commercial banking products and services (excluding trust services) to the general public, with an emphasis on "free checking" to retail customers and commercial and real estate loans to small and medium-sized businesses. As of September 30, 2000, Draper had total assets of $260.7 million, total deposits of $226.7 million, total loans of $164.6 million, shareholders' equity of $26.8 million. Active full-time equivalent employees totaled 162 as of September 30, 2000.

The Companies After the Merger

 Comparison of Draper Shareholders' Rights Before and After the Merger

  As both Zions and Draper are Utah corporations, the only differences in shareholders' rights are found in their respective articles of incorporation and by-laws. After the merger, Draper shareholders will have the same rights as Zions shareholders. We present a more comprehensive comparison of the respective rights of the shareholders of each corporation under "Comparison of Shareholders' Rights" on page 49.

 Board of Directors and Management of the Combined Company Following the Merger

  Following the merger, the Zions Board of Directors will continue to be the same as it was prior to the merger and the current executive officers of Zions will continue to hold the same offices. Additionally, immediately after the merger, Draper Bank will merge with and into Zions First National Bank, with Zions First National Bank surviving the merger. The current board of directors and executive officers of Zions First National Bank will continue to serve in those capacities following that merger. Further, Robert M. Daugherty, the President and Chief Executive Officer of Draper and Draper Bank, will become a Senior Vice President of Zions First National Bank.

Certain members of Draper's management and directors have interests in the merger (see page 25)

  The directors and executive officers of Draper may have interests in the merger in addition to their interests as shareholders generally. These interests include, among other things:

 . the President and Chief Executive Officer of Draper has entered into an employment agreement with Zions First National Bank pursuant to which he will receive compensation and benefits as a result of, or in connection with employment following the merger; and

 . the merger agreement provides that Zions will indemnify and provide liability insurance for Draper officers and directors.

Reasons for the Merger (see page 19)

  The Board of Directors of Draper believes that the merger with Zions is in the best interests of Draper and its shareholders. In considering the merger, the Draper Board determined that the Zions offer would maximize value for Draper shareholders, while providing a favorable structure for the merger in which Draper shareholders will receive readily marketable securities without recognizing taxable gain or loss on the receipt of Zions' securities. Further, the Board believes that the Zions merger will result in positive effects for Draper's employees, customers, and the communities in which Draper operates.

 The Draper Board Recommends that Draper Shareholders Approve the Merger Agreement (see page 19)

  The Draper Board believes that the merger is fair to Draper's shareholders and is in their best interests, and recommends that Draper's shareholders vote FOR the proposal to approve the merger agreement and the merger.

Completion of the Merger Requires Satisfaction of Various Conditions (see page 33)

  We must satisfy a number of conditions before completion of the merger, including:

 . approval of the proposed merger by Draper shareholders;

 . approval by government regulators;

 . receipt by each of Zions and Draper of a legal opinion regarding the treatment of the merger as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended; and

 . receipt by Zions and Draper of letters from their respective independent auditors to the effect that the merger qualifies for pooling-of-interests accounting if it is closed and consummated in accordance with the merger agreement.

  Where the law permits, Zions or Draper may waive some of the conditions to the merger if it deems such a waiver to be in the best interests of its shareholders. Although we anticipate completing the merger during the middle of the first quarter of 2001, we cannot be certain when (or whether) the conditions to the merger will be satisfied or when we will complete the merger.

 We May Amend the Terms of the Merger and Waive Some Conditions (see page 35)

  We may jointly amend the terms of the merger agreement but after the Draper shareholders approve the merger agreement and the merger, they must approve any amendment or waiver that would reduce or change the consideration that they will receive upon completion of the merger.

We May Decide Not to Complete the Merger (see page 34)

  We can mutually agree to terminate the merger agreement at any time, even if Draper shareholders approve the merger. In addition, either of us may terminate the merger agreement if either of the following occurs:

 . the merger is not completed by June 30, 2001; or

 . a determination that the other party has materially breached the merger agreement, and has not cured the breach within the time allowed, or a determination that the representations and warranties of the other company were materially incorrect when made.

Required Regulatory Approvals

  Completion of the merger requires the approval or a waiver of review from the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, and the Commissioner of Financial Institutions of the State of Utah, or the Utah Commissioner. Completion of the bank merger between Zions First National Bank and Draper Bank requires approval of the Office of the Comptroller of the Currency, or the OCC. The U.S. Department of

Justice has input into this approval process. Once the OCC approves the bank merger, we have to wait at least 15 days and may have to wait for up to 30 days before we can complete the bank merger.

  We have filed all of the required applications and notices with the requisite federal and state banking agencies. Zions filed the OCC application, the Federal Reserve Board request for waiver and the application to the Utah Commissioner on November 22, 2000.

The Shareholders' Meeting

  Draper will hold a special meeting of shareholders at Thanksgiving Point, 2095 N. West Frontage Road, Lehi, Utah 84043 on January 22, 2001 at 10:00 a.m. local time. At the special meeting, Draper shareholders will consider and vote upon the following proposal:

  To consider and approve the merger agreement, which will approve the merger of Draper with and into Zions, with Zions being the surviving corporation.

  Only holders of record of Draper common stock at the close of business on December 1, 2000, which is the record date for the Draper special meeting, will be entitled to vote at the Draper special meeting and any adjournments or postponements of the meeting. You can cast one vote for each share of Draper common stock that you owned on the record date.

  Approval of the merger agreement and completion of the merger require, among other things, approval by the holders of a majority of the outstanding shares of Draper common stock entitled to vote.

  As of the record date, directors and executive officers of Draper and their affiliates were the beneficial owners of approximately 250,988 shares of Draper common stock, or approximately 69.2% of the 362,688 outstanding shares eligible to be voted at the Draper special meeting. Six shareholders of Draper, all of whom are officers and/or directors of Draper or their affiliates, have signed agreements under which they have agreed individually that they will vote all shares of Draper common stock they beneficially own in favor of the merger agreement and the merger and that they will use their best efforts to cause any other shares of Draper common stock over which they share voting power to be voted in favor of the merger agreement and the merger. The aggregate number of shares subject to these agreements is 249,276 shares or approximately 68.7% of the outstanding common stock of Draper entitled to vote at the meeting, which is enough to approve the merger without the concurrence of any other Draper shareholder.

Draper Shareholders May Change Their Vote If They Wish

  Draper shareholders may change their vote at any time before the voting of their proxy at the shareholders' meeting. Draper shareholders can change their vote in any of the following ways:

 . Send a written notice dated after the shareholder's proxy stating that he or she would like to revoke the proxy. These written notices should be sent to the secretary of Draper at the address below.

 . Complete a new proxy card and send it to Draper, and the new proxy card will automatically replace any earlier dated proxy card previously returned; or

 . Attend the shareholders' meeting and vote in person. Attending the special meeting will not by itself revoke the shareholder's proxy.

  Send any written notice of revocation, request for a new proxy card or a completed new proxy card to Draper at 903 East 12300 South, P.O. Box 1000, Draper, Utah 84020, Attention: Dennis L. Higbee, Secretary.

Forward-Looking Statements May Prove Inaccurate

  This proxy statement/prospectus, including information incorporated by reference into this document, may contain forward-looking statements about Zions. There are a number of factors that may cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Some of these factors are described or referenced in "Cautionary Statement Regarding Forward-Looking Statements" on page 52.

Additional Information

  If you have questions about the merger or would like additional copies of this proxy statement/prospectus, Draper shareholders should contact:

  Draper Bancorp
  903 East 12300 South
  P.O. Box 1000
  Draper, Utah 84020
  Attn: Dennis L. Higbee, Secretary
  Phone Number: (801) 571-3141

  Information about Zions is available from:

  Zions Bancorporation
  One South Main, Suite 1380
  Salt Lake City, Utah 84111
  Attention: Dale M. Gibbons, Secretary
  Phone number: (801) 524-4787.

                       Selected Financial Data for Zions

  The following table sets forth certain unaudited historical financial information for Zions. This information is based on the historical financial statements of Zions incorporated into this proxy statement/prospectus by reference. Shareholders of Draper should read the financial statements and the related notes with respect to Zions.

                               Nine Months
                           Ended September 30,                    Year Ended December 31,
                         ----------------------- ---------------------------------------------------------
                            2000        1999        1999        1998        1997        1996       1995
                         ----------- ----------- ----------- ----------- ----------- ---------- ----------
                               (unaudited)               (in thousands, except per share amounts)
Earnings
Net interest income..... $   593,619 $   549,975 $   741,489 $   573,942 $   369,604 $  297,099 $  259,722
Provision for loan
 losses.................      19,581      13,401      17,956      14,034       5,930      4,825      4,287
Net income..............      95,735     151,515     194,064     143,353     131,403    112,776     90,794
Per Share
Net income basic........ $      1.11 $      1.80 $      2.29 $      1.77 $      1.95 $     1.71 $     1.44
Net income diluted......        1.10        1.77        2.26        1.75        1.92       1.69       1.42
Cash dividends..........        0.69        0.72        0.72        0.54        0.47       0.43       0.35
Statement of Condition
 at Period End
Assets.................. $21,924,319 $20,070,668 $20,280,900 $18,049,623 $10,793,596 $7,353,618 $6,302,231
Deposits................  15,167,675  13,950,115  14,061,939  14,220,910   7,830,011  5,301,234  4,674,512
Long-term debt..........     419,852     453,152     453,471     453,735     258,566    251,620     56,229
Shareholders' equity....   1,715,695   1,541,645   1,659,838   1,452,631     856,606    568,749    479,805

                       Selected Financial Data for Draper

  The following table sets forth certain unaudited historical financial information for Draper. This information is based on the historical financial statements of Draper.

                             Nine Months
                         Ended September 30,           Year Ended December 31,
                         ------------------- --------------------------------------------
                           2000      1999      1999     1998     1997     1996   1995(1)
                         --------- --------- -------- -------- -------- -------- --------
                             (unaudited)       (in thousands, except per share amounts)
Earnings
Net interest income..... $  12,833 $  11,593 $ 15,708 $ 15,768 $16, 965 $ 15,074 $ 11,621
Provision for loan
 losses.................       314       576      724      704      783    1,170      282
Net income loss.........     4,533     3,807    5,151    5,133    4,451    4,248    3,373
Per Share
Net income basic........     12.49     10.47    14.17    14.12    11.68    10.62     8.43
Net income diluted......     12.24     10.47    14.17    14.12    11.68    10.62     8.43
Cash dividends(2).......      6.00      6.00     8.00     8.00     4.00     2.50     1.00
Statement of Condition
 at Period End
Assets.................. $ 260,674 $ 266,439 $260,646 $245,473 $226,224 $203,996 $180,327
Deposits................   226,734   228,292  222,749  214,123  201,598  177,861  161,493
Long-term debt..........       --      5,000    5,000    5,000      --       --       --
Shareholders' equity....    26,823    23,994   24,469   22,760   20,513   21,154   17,937

----------------
NOTES:

(1) Financial data indicated is for Draper Bank since no meaningful financial data exists for Draper Bancorp prior to 1996.

(2) Cash dividends per share reflect a stock split of ten-for-one in September 1996 and a stock split effected in the form of a stock dividend in June 2000 in which each shareholder received one share for each share previously held. Cash dividend amounts have been retroactively revised for all periods presented.

                      Unaudited Comparative Per Share Data

  We have summarized below the per common share combined information for Zions and Draper on a historical and pro forma combined and pro forma equivalent basis. The pro forma information gives effect to the merger accounted for as a pooling of interests, on the assumption that our companies had always been combined for accounting and financial reporting purposes. In presenting the pro forma information for the time periods shown in the table, we assumed that we had been merged throughout those periods. You should read this information in conjunction with our historical financial statements and related notes contained in the reports and other information that Zions has filed with the SEC. See "Where You Can Find More Information" on page 51. You should not rely on the pro forma information as being indicative of the results that we will achieve after the merger.

  The combined company unaudited pro forma data represent the effect of the merger on a share of Zions common stock. The Draper pro forma equivalent data represent the combined company pro forma data before rounding, multiplied by an assumed conversion ratio of 3.94 shares of Zions common stock for each share of Draper common stock, and thereby reflect the effect of the merger on a share of Draper common stock.

                                                          Historical   Pro Forma
                                                         ------------- ---------
                                                         Zions  Draper Combined
Per Common Share
Basic Earnings
Nine Months Ended September 30, 2000.................... $ 1.11 $ 3.17  $ 1.15
Year Ended December 31, 1999............................   2.29   3.60    2.31
Year Ended December 31, 1998............................   1.77   3.58    1.81
Year Ended December 31, 1997............................   1.95   2.96    1.97
Diluted Earnings
Nine Months Ended September 30, 2000.................... $ 1.10 $ 3.11  $ 1.14
Year Ended December 31, 1999............................   2.26   3.60    2.29
Year Ended December 31, 1998............................   1.75   3.58    1.78
Year Ended December 31, 1997............................   1.92   2.96    1.95
Cash Dividend Paid
Nine Months Ended September 30, 2000.................... $ 0.69 $ 1.52  $ 0.69
Year Ended December 31, 1999............................   0.72   2.03    0.72
Year Ended December 31, 1998............................   0.54   2.03    0.54
Year Ended December 31, 1997............................   0.47   1.02    0.47
Book Value
As of September 30, 2000................................ $19.73 $18.76  $19.71
As of December 31, 1999.................................  19.39  17.08   19.35

                      Share Information and Market Prices

  The following table sets forth the closing sale price of Zions common stock as reported on Nasdaq on November 17, 2000, the last trading day prior to the public announcement of the merger by Zions in a press release, and December 4, 2000, the latest practicable trading day prior to the printing of this proxy statement/prospectus. Draper common stock is not publicly traded and no sales prices are reported. The table also presents an implied equivalent per share value for Draper common stock on the dates indicated, assuming an exchange ratio of 3.94.

                                                                 Closing Sales
                                                                     Price
                                                               -----------------
                                                                      Equivalent
                                                                      Price Per
                                                                       Share of
                                                               Zions    Draper
Price per share:
November 17, 2000............................................. $52.94  $208.57
December 4, 2000..............................................  55.13   217.19

                   Price Range of Common Stock and Dividends

  Zions common stock trades on Nasdaq under the symbol "ZION". Following the merger, the shares of Zions common stock will continue to trade on Nasdaq under that symbol. The average monthly trading volume for Zions common stock for the year from October 1, 1999 to October 1, 2000 was 14,967,175 shares traded per month.

  No established trading market for Draper common stock exists, and over the years little trading in Draper common stock has occurred. Reliable information concerning the prices at which Draper common stock has traded in private, negotiated transactions is not publicly available or generally known to Draper. On occasion, Draper has become aware of the trading price of its stock in private transactions. Information concerning those trading prices has been omitted based on Draper's belief that such prices are not necessarily representative of a fair market price for Draper common stock during any particular period.

  The following table sets forth for the periods indicated (1) the range of high and low sales prices of Zions common stock, and (2) the amount of cash dividends declared per share by Zions.

                                                        Sales Prices
                                                        -------------
                                                         High   Low   Dividends
                                                        ------ ------ ---------
1998
First Quarter.......................................... $55.69 $39.56   0.12
Second Quarter.........................................  54.00  48.06   0.14
Third Quarter..........................................  57.25  38.38   0.14
Fourth Quarter.........................................  62.38  39.13   0.14
1999
First Quarter.......................................... $68.31 $57.00   0.14
Second Quarter.........................................  75.88  54.09   0.29
Third Quarter..........................................  64.41  49.00   0.29
Fourth Quarter.........................................  67.56  53.19   0.00(1)
2000
First Quarter.......................................... $60.00 $32.00   0.29
Second Quarter......................................... $49.56 $39.06   0.20
Third Quarter.......................................... $52.25 $40.63   0.20
Fourth Quarter (through December 4, 2000).............. $58.56 $45.44   0.20

----------------
(1) No dividend was declared during the fourth quarter of 1999 because Zions moved each of their quarterly dividend dates back, which resulted in the dividend that normally would have been declared in the 4th quarter of 1999 to be declared instead in January 2000 and paid in February 2000.

  Draper has paid annual cash dividends aggregating $4.00, $8.00, and $8.00 per share with respect to the years ended December 31, 1997, 1998, and 1999, respectively, accounting for any stock dividends.

  The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of Zions and its subsidiaries (and, prior to completion of the merger, of Draper and Draper Bank as far as Draper dividends are concerned), applicable government regulations, and other factors deemed relevant by the Zions Board (and by the Draper Board prior to completion of the merger). As described under "Regulation and Supervision -- Dividend Restrictions" on page 40, various federal and state laws limit the ability of affiliated banks to pay dividends to Zions and Draper. Further, the merger agreement restricts the cash dividends payable on Draper common stock pending completion of the merger. See "The Merger Agreement -- Conduct of Business Pending Completion the Merger" on page 30.

  On October 10, 2000, the date of the merger agreement, the last reported sales price of Zions common stock was $51.4375 per share. On December 4, 2000, the most recent practicable date prior to the printing of this proxy statement/prospectus, the last reported sales price of Zions common stock was $55.125 per share. We urge shareholders to obtain current market quotations prior to making any decisions with respect to the merger.

  As of September 30, 2000, there were 6,704 holders of record of Zions common stock and 324 holders of record of Draper common stock.

                           THE SHAREHOLDERS' MEETING

Date, Time and Place

  Draper Bancorp will hold a special meeting of shareholders at Thanksgiving Point, 2095 N. West Frontage Road, Lehi, Utah 84043 on January 22, 2001 at 10:00 a.m. local time.

Matters to be Considered at the Special Meeting

  The purpose of the special meeting is to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of October 10, 2000, by and between Draper Bancorp, a Utah corporation, and Zions Bancorporation, a Utah corporation, and the merger contemplated by such Agreement and Plan of Merger.

Stockholders Entitled to Vote

  Draper has fixed the close of business on December 1, 2000 as the record date to determine which Draper shareholders will be entitled to vote at the Draper special meeting. Only holders of record of Draper common stock at the close of business on the record date will be entitled to receive notice of and to vote at the Draper special meeting. As of the record date, there were 362,688 issued and outstanding shares of Draper common stock. Each Draper shareholder on the record date is entitled to one vote per share, and may cast such votes either in person or by properly executed proxy.

Vote Required to Approve the Merger

  Approval of the merger agreement and the merger contemplated thereby requires the affirmative vote of at least a majority of the outstanding shares of Draper common stock entitled to vote at the Draper special meeting. Abstentions and broker non-votes are each included in the determination of the number of shares present; however, they will have the same effect as votes against approval of the merger agreement and the merger. Zions has entered into voting agreements with several of Draper's officers and directors pursuant to which these persons agreed to vote in favor of the merger agreement and the merger at the special meeting. These voting agreements are described on page 26. Since these persons have a majority of the total voting power of Draper's issued and outstanding shares entitled to vote, the merger agreement and the merger contemplated thereby will be approved without the vote of any other Draper shareholders.

Number of Shares that Must Be Represented for a Vote to Be Taken

  In order to have a quorum, a majority of the total voting power of the issued and outstanding shares of Draper's common stock entitled to vote at the Draper special meeting must be represented in person or by proxy. For purposes of determining the presence or absence of a quorum for the transaction of business at the Draper special meeting, in addition to shares of Draper common stock voted in person or by proxy, the following will be counted as present: (1) shares of Draper common stock held by persons attending the Draper special meeting but not voting, and (2) shares of Draper common stock for which Draper has received proxies but with respect to which holders of those shares have abstained from voting.

Voting of Proxies

  The Draper Board is soliciting proxies from Draper shareholders. This will give Draper shareholders an opportunity to vote at the Draper special meeting. When a Draper shareholder delivers a valid proxy, the shares represented by that proxy will be voted in accordance with his or her instructions by the person named as the proxy. If a Draper shareholder does not vote by proxy or attend the Draper special meeting and does not vote in person, it will have the same effect as voting against the merger. If a shareholder votes by proxy but makes no specification on his or her proxy card that he or she has otherwise properly executed, the person named as the agent in the proxy will vote the shares FOR approval of the merger agreement and the merger contemplated thereby.

Revocability of Proxies

  Any Draper shareholder may revoke the proxy at any time before the vote at the Draper special meeting in one or more of the following ways: (1) delivering a written notice of revocation to the Secretary of Draper bearing a later date than the proxy; (2) granting a later-dated proxy; or (3) appearing in person and voting at the special meeting. Attendance at the Draper special meeting will not by itself constitute a revocation of a proxy, unless the shareholder completes a ballot.

  Any Draper shareholder who wants to change or revoke his or her proxy should send written notice of revocation or subsequent proxy to Draper Bancorp, 903 East 12300 South, P.O. Box 1000, Draper, Utah 84020, Attention: Secretary, or hand deliver the notice of revocation or subsequent proxy to the Secretary of Draper at or before the taking of the vote at the Draper special meeting.

Solicitation of Proxies

  Draper will make arrangements with brokerage houses, custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and Draper will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection with the solicitation. In addition to solicitation by use of the mails, Draper may solicit from the Draper shareholders by directors, officers and employees acting on behalf of Draper in person or by telephone, facsimile or other means of communications. Draper will not compensate such directors, officers and employees but may reimburse them for reasonable out-of-pocket expenses in connection with such solicitation. Any questions or requests for assistance regarding this proxy statement/prospectus and related proxy materials should be directed to Dennis L. Higbee, Secretary of Draper, by telephone at
(801) 571-3141. Draper will bear its own costs of solicitation of proxies.

  Regardless of the number of shares you own, your vote is important to Draper. Please complete, sign, date and promptly return the accompanying proxy card in the enclosed postage-paid envelope.

                                   THE MERGER

  The following summary describes the material terms and provisions of the merger agreement and the merger. We have attached a copy of the merger agreement to this proxy statement/prospectus as Appendix A, and we have incorporated it into this document by reference. We urge all shareholders to read the merger agreement carefully in its entirety. We qualify this summary in its entirety by reference to the merger agreement.

                                    General

  We expect to complete the merger in the middle of the first quarter of 2001. Zions will be the surviving corporation in the merger. In addition, Draper's subsidiary, Draper Bank, will merge into Zions' subsidiary, Zions First National Bank, with Zions First National Bank being the surviving subsidiary bank. Each share of Draper common stock issued and outstanding at the effective time of the merger, except any shares as to which Draper shareholders have asserted their dissenters' rights, will convert into the right to receive shares of Zions common stock upon completion of the merger in accordance with a formula established in the merger agreement. See " -- Merger Consideration" on page 24.

  Upon completion of the merger, Zions will issue to the former Draper shareholders a number of shares that depends upon fluctuating market prices of Zions. For example, if the average closing price and the effective price were both $55, Zions would issue an aggregate of approximately 1.48 million shares of Zions common stock to Draper shareholders. This calculation assumes an exchange ratio of 3.94, and it assumes that no shareholders of Draper exercise their dissenters' rights with respect to the merger and receive cash in lieu of Zions common stock in exchange for their dissenting shares.

  Under the merger agreement, Draper will merge with and into Zions and following the merger the separate corporate existence of Draper will cease. Zions will survive and continue its corporate existence as a Utah corporation under the laws of the State of Utah. The merger of Draper with and into Zions will become effective after articles of merger are filed with the Utah Secretary of State or at such later time specified in the articles that we file with the Secretary of State. Completion of the merger is subject to satisfaction or waiver of conditions set forth in the merger agreement and described in "The Merger Agreement -- Conditions" on page 33. We refer below to the time of effectiveness of the merger between Draper and Zions as the effective time of the merger, and the date on which that occurs, the effective or the closing date.

  Immediately following the merger, Draper Bank will merge with and into Zions First National Bank, and following the bank merger, the separate corporate existence of Draper Bank will cease. Zions First National Bank will survive and continue its corporate existence as a national banking association under the laws of the United States. The merger of Draper Bank with and into Zions First National Bank will become effective after we provide a notice of consummation to the OCC or at such later time as specified in the notice that Zions files with the OCC.

  The Zions articles of incorporation will be the articles of incorporation of the combined company upon completion of the merger, and the Zions by-laws will be the by-laws of the combined company.

                                   Dividends

  Zions, as the surviving corporation, expects that after completion of the merger, subject to approval and declaration by its Board, it will continue its current dividend policy and declare regularly scheduled quarterly cash dividends on the shares of its common stock consistent with past practices. The current annualized rate of cash dividends on the shares of Zions common stock is $0.80 per share.

  Draper will not declare dividends on the Draper common stock other than those consistent with past practice, subject to the terms of the merger agreement. The right of Draper shareholders to receive dividends from Draper will end upon the completion of the merger when the separate corporate existence of Draper will cease. See "Summary -- Price Range of Common Stock and Dividends" on page 13.

                            Background of the Merger

  During the normal course of its business, Draper has historically received inquiries regarding its willingness to consider an acquisition by, or affiliation with, larger financial institutions. Consistent with its fiduciary obligations to its shareholders, Draper has considered such inquiries and evaluated them for the level and form of consideration proposed, the seriousness and specificity which has been conveyed to Draper in terms of consideration, the expected future operation of Draper, and other considerations and factors deemed relevant by Draper in formulating its business plan with the intent to provide maximum value to its shareholders by enhancing its franchise as the pre-eminent independent bank serving its market area. The Board of Directors of Draper consistently evaluates the cost of providing the increasingly broad array of financial products and alternative delivery channels to remain competitive in the marketplace, while continuing to deliver excellent service to its customers and providing exceptional returns to its shareholders.

  In April 1999, Draper contacted Hovde Financial LLC to discuss community bank values and the attractive prices being paid for financial institutions similar to Draper. Based on these preliminary discussions, Draper invited Hovde to make a presentation. Hovde is an investment banking firm focused exclusively on the financial services industry and specializes in providing investment banking and financial advisory services to banks and thrifts.

  On May 17, 1999, representatives of Hovde delivered an analysis of Draper, including a preliminary valuation, an evaluation of potential acquirers of Draper, and projected amounts that such potential acquirers might be willing to offer to acquire Draper. Hovde's preliminary analysis concluded that shareholders of Draper could receive $85 million to $95 million in a 100% stock transaction with a multi-state bank holding company interested in the Utah marketplace.

  On June 6, 1999, Zions announced a merger with First Security Corporation and its need to divest itself of $500 million to $1 billion in deposits in certain concentrated Utah markets. Given the lack of opportunities to enter the Utah market through an acquisition, Draper and Hovde discussed the possible motivation of a new out-of-state acquiror wanting to enter Utah through this large deposit sale and the potential need by such a potential acquiror to facilitate such a branch purchase by acquiring a local community banking operation such as Draper at the same time. The proposed merger of Zions and First Security Corporation was terminated on April 1, 2000.

  On June 21, 1999 Draper retained Hovde as its exclusive financial advisor to assist and advise Draper in exploring merger opportunities. Draper's decision to engage Hovde at that time was based, in part, on the Draper Board's belief that the pending loss of pooling-of-interests accounting treatment at the end of 2000 would be prejudicial to the Board's desire to secure a high price-to-book for Draper's shareholders. The Board also felt that the long-term interests of Draper's shareholders might be better served by affiliating with a regional bank holding company which: (1) maintained a community banking focus;
(2) offered greater risk diversification; (3) had state-of-the-art technology;
(4) enjoyed marketing efficiencies; and (5) was better capable of serving the evolving needs of Draper's customers, communities and employees.

  With the assistance of Draper, Hovde prepared an information package regarding Draper. The purpose of the information package was to educate the recipients about Draper and gauge their level of interest regarding a merger with, or acquisition of, Draper. Five of the eleven organizations receiving the information package indicated a preliminary interest in acquiring Draper. However, certain other organizations contacted by Hovde expressed a desire to delay consideration of Draper until after the Zions branch divestiture was announced.

  In light of these timing issues and Draper's desire to be very selective with whom they would have discussions, Draper decided to stop any formal marketing until a later date. At certain points following the termination of the marketing process, Hovde and representatives of Draper met with or spoke to parties who had expressed an interest in an acquisition of Draper. These discussions resulted in the generation of informal proposals but did not rise to the level of a formal written offer.

  On June 22, 2000, one of the principals of Draper opened communication with principals of Zions to explore a mutually beneficial merger. During this meeting, the principals of Draper and Zions concluded that there were good strategic reasons for considering a merger. On July 18, 2000, principals of Draper and Zions met again and agreed to execute non-disclosure agreements and exchange limited due diligence materials. The Draper material was reviewed with favorable results. On August 23, 2000 the principals again met to discuss terms of the proposed merger and agreed that a transaction price of at least $80 million would be necessary and that to minimize unnecessary disruption at Draper, an agreement in principal on definitive documentation should be reached prior to Zions conducting due diligence. In connection with this meeting, Zions and Draper signed a Confidentiality Agreement which was dated August 24, 2000. At a board meeting on September 15, 2000, Draper's directors agreed on a preference for a fixed-price, tax-free transaction that would provide shareholders of Draper with shares of Zions common stock with a value determined at closing. Shortly thereafter, legal advisors and principals of Draper and Zions commenced the negotiation of a definitive agreement and plan of merger. During the weekend of September 23-24, 2000, representatives of Zions completed detailed due diligence of Draper's documents and records that were made available at a secure, off-site location. This examination produced results satisfactory to Zions.

  On October 2, 2000, the Draper Board of Directors met to consider the terms of the proposed transaction and to hear a presentation by management and Hovde. Following this discussion, the Draper Board directed principals of Draper to present to Zions certain changes to the proposed agreement and plan of merger. These changes, which included certain price protections, were intended to enhance the economic benefit of the proposed transaction to Draper's shareholders. The subsequent meeting of the principals of Draper and Zions on October 2, 2000 resulted in modifications to the terms of the proposed transaction satisfactory to the Draper Board.

  On October 10, 2000, following completion of arm's-length negotiations between representatives of Zions and Draper, Zions and Draper entered into the definitive agreement and plan of merger. The aggregate price to be paid to holders of Draper common stock resulted from negotiations which considered the historical earnings and dividends of Zions and Draper, the potential growth in Draper's market and earnings (both as an independent entity and as a part of a larger organization such as Zions), Draper's asset quality, and the effect of the merger on the shareholders, customers and employees of Draper.

      Recommendation of the Draper Board and Draper Reasons for the Merger

  The Draper Board unanimously believes that the terms of the merger agreement are fair and in the best interests of Draper and its shareholders. Accordingly, the Draper Board unanimously recommends that shareholders vote FOR approval and adoption of the merger agreement. In reaching its determination to approve and adopt the merger agreement, the Draper Board consulted with its management, legal counsel and Hovde, and considered a number of factors, including without limitation, the following:

  . The current and prospective economic and competitive environment facing the financial services industry generally, including the continued rapid consolidation in the industry, the increased importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and the ability to capitalize on technological developments that significantly impact industry competition.

  . The fact that the merger will reduce Draper's reliance on the Utah economy and the continuation of the rapid growth of such economy, as experienced over the last several years, and allow Draper's shareholders, as shareholders of the combined corporation, to share in the potential growth and increased diversification of a multi-bank holding company.

  . The knowledge and review of the Draper Board, based in part on a review by Hovde and Draper's management, of (1) the business, operations, financial conditions and earnings of Zions on a historical and prospective basis, and (2) the historical stock price performance of Zions common stock, Zions' substantially greater market capitalization and liquidity relative to that of Draper, Zions' history of steady dividend increases, and the superior future growth prospects of Zions common stock.

  . The competition which Draper Bank anticipated facing in the future as an independent community bank in the markets it serves.

  . The anticipated climate in the future for the acquisition of community banks of the size and with the other characteristics of Draper Bank.

  . The potential adverse consequences to Draper Bank of the loss of the services of any of its senior management.

  . The results of the due diligence investigations conducted by Draper's senior management, including, among other things, assessments of Zions' credit policies, asset quality, adequacy of loan loss reserves and interest rate risk.

  . The analysis of Hovde, and Hovde's oral opinion of October 2, 2000 and fairness opinion dated October 10, 2000 that the consideration to be received pursuant to the merger agreement was fair to the shareholders of Draper from a financial point of view. Although Hovde noted that the transaction would result in dilution to Draper's pro forma earnings per share and dividends, the Draper Board noted that this dilution would likely be offset by both the higher long-term earnings growth rates projected by Zions and the superior price-to-earnings multiples afforded to banks such as Zions, as compared to illiquid community banks like Draper.

  . The general impact that the merger could be expected to have on the constituencies served by Draper Bank, including its customers, employees and communities. In this regard, the Draper Board noted that the combined company could be expected to offer a more extensive range of financial products and services to Draper Bank's existing customers and could provide its customers with the added convenience of access to Zions' various locations.

  . The expectation that the merger will be tax-free for federal income tax purposes to Draper and its shareholders and accounted for under the pooling-of-interests method of accounting for business combinations.

  . The nature of, and likelihood of obtaining, the regulatory approvals that would be required with respect to the merger.

  . The belief by the Draper Board that Zions is committed to community banking.

  . The common business philosophy and compatibility of the management and staff of Draper Bank and Zions First National Bank.

  . The belief of the Draper Board that Zions is fully capable of consummating the merger.

  . The effect on shareholder value of Draper continuing as a stand-alone entity or combining with other potential merger partners, compared to the effect of its combining with Zions pursuant to the proposed merger agreement, and the determination that the merger with Zions presented the best opportunity for maximizing shareholder value and achieving Draper's other strategic objectives.

  . The belief that affiliating with Zions, a larger financial institution with significantly greater resources and expertise, offered expansion opportunities, financial products and services not otherwise available to Draper and its customers, which would better enable Draper to compete.

  . The determination that Draper's competitive position and the value of its stock could best be enhanced through affiliation with Zions.

  . The shrinking number of rational acquirors capable of paying a premium price for high-performing community banks such as Draper.

  . The volatility of the trading price of Zions' high price-to-earnings multiple common stock and the risk versus opportunity represented by Zions' ownership of Digital Signature Trust.

  . The belief that the substantial price-to-book premium offered by Zions in a fixed-price transaction provides Draper's shareholders the opportunity to convert their investment into reinvestable cash following the completion of the merger.

  In reaching its determination to approve and recommend the merger agreement, the Draper Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have weighed factors differently. For the reasons set forth above, the Draper Board unanimously believes that the merger is fair to, and in the best interests of, Draper and its shareholders. Accordingly, the Draper Board unanimously approved the merger agreement and unanimously recommends that the shareholders of Draper vote FOR the approval and adoption of the merger agreement and the merger.

                     Opinion of Draper's Financial Advisor

General

  The full text of the fairness opinion, which sets forth, among other things, assumptions made, matters considered and qualifications and limitations on the review undertaken, is attached hereto as Appendix C and is incorporated herein by reference. Draper's shareholders are urged to read the fairness opinion in its entirety.

  The fairness opinion, which was directed to the Draper Board, addresses only the fairness to the shareholders of Draper, from a financial point of view, of the merger consideration, and does not constitute a recommendation to any Draper shareholder as to how such shareholder should vote with respect to the merger. The fairness opinion was rendered to Draper's Board for its consideration in determining whether to approve the merger agreement. The following summary of the fairness opinion is qualified in its entirety by reference to the full text of the fairness opinion.

  No limitations were imposed by Draper on the scope of Hovde's investigation or the procedures to be followed by Hovde in rendering the fairness opinion. Hovde did not make any recommendation to Draper's Board as to the form or amount of consideration to be paid by Zions to Draper in connection with the merger, both of which were determined through arm's-length negotiations between the parties. In arriving at its opinion, Hovde did not ascribe a specific range of value to Zions or Draper, but rather made its determination as to the fairness, from a financial point of view, of the merger consideration, on the basis of the financial and comparative analyses described below. Hovde was not requested to opine as to, and the fairness opinion does not address, Draper's underlying business decision to proceed with or effect the merger.

  During the course of the engagement, Hovde reviewed and analyzed material bearing upon the financial and operating condition of Zions and Draper and material prepared in connection with the merger, including the following:

  . the merger agreement;

  . certain publicly available information concerning Zions and Draper, including, as applicable, Zions' and Draper's audited consolidated financial statements for each of the last consecutive three years ended December 31, 1999, and unaudited consolidated financial information for the quarters ended March 31, 2000 and June 30, 2000, and documents filed with the SEC, the FDIC, the Federal Reserve Board and other state or other regulatory agencies, as applicable and/or appropriate, for the three-year period and for the quarterly periods ended March 31, 2000 and June 30, 2000, respectively, as applicable;

  . recent internal reports and/or financial projections regarding Zions and Draper;

  . the nature and terms of recent sale and merger transactions involving banks and bank holding companies that Hovde considered relevant; and

  . financial and other information provided to us by the managements of Zions and Draper.

  In rendering the fairness opinion, Hovde assumed and relied upon the accuracy and completeness of the financial and other information provided to it by Draper or Zions without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of Zions and Draper that they were not aware of any facts or circumstances that would make such information, provided by them, inaccurate or misleading. With respect to financial statements and/or projections to the extent such were provided by Zions and Draper, Hovde assumed that such financial statements and/or projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective management of Zions and Draper. Hovde assumed that the merger would be accounted for using the pooling method of accounting. In rendering the fairness opinion, Hovde did not conduct a physical inspection of the properties and facilities of Zions or Draper and did not make or obtain any evaluations or appraisals of the assets or liabilities of Zions or Draper. In addition, Hovde noted that it is not an expert in the evaluation of loan portfolios or allowances for loan, lease or real estate owned losses, and it assumed that the allowances for loan, lease and real estate owned losses (as currently stated or as adjusted for in connection with the merger or otherwise) provided to it by Draper and used by it in its analysis and in rendering its fairness opinion were in the aggregate adequate to cover all such losses. The fairness opinion was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the fairness opinion.

  The following is a summary of the analyses Hovde performed in rendering its fairness opinion. In connection with the preparation and delivery of the fairness opinion to the Draper Board, Hovde performed a variety of financial and comparative analyses, as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Hovde. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses did not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

 Merger Value Analysis

  Hovde calculated the price-to-book, price-to-tangible book, price-to-earnings multiple, premium-to-assets, and deposit premium paid (defined as the merger value less the tangible book value of Draper, divided by Draper's core deposits), in the merger using June 30, 2000 financial data. This analysis yielded an aggregate merger value of $80,174,000, representing a price of $216.79 per share of Draper common stock outstanding as of September 30, 2000. The price per share was calculated assuming 362,688 shares of common stock outstanding, and assumed that the 13,260 options to acquire shares of Draper at a price of $100.00 per share would be converted into options to acquire shares of Zions. The total number of shares outstanding included the effect of a one-for-one stock dividend declared earlier in 2000. The total merger value was then converted into a price-to-book value, price-to-tangible book value, price-to-normalized equity, and price to last 12 months' earnings multiple, premium on deposits and premium on total assets. Hovde noted that the merger value was greater than three times Draper's book value, and greater than four times Draper's normalized book value. These levels are in excess of median pricing levels for national and regional transactions. Additional data is presented below in "--Comparable Transaction Analysis".

  Because Draper is considered to be an overcapitalized, or under leveraged, institution reporting common equity to assets of nearly 10%, and because most merger partners are unwilling to reward sellers for excess equity, Hovde elected to include price-to-normalized equity in its analysis. Hovde assumed "normalized equity" or 7.0% of total assets.

 Comparable Transaction Analysis

  Using publicly available information, Hovde reviewed certain terms and financial characteristics, including historical price-to-earnings ratio, the price-to-tangible book ratio, and the deposit premium paid in prior commercial banking institution merger or acquisition transactions.

  The first comparable group was national and it included nationwide transactions announced since January 1, 2000 and included high-performing sellers with assets between $200 million and $450 million that had reported earnings in excess of 1.50% on total assets. The national comparable group included five transactions. The analysis shows that shareholders of Draper are receiving a price-to-book value well in excess of national market comparables.

  The second comparable group was regional and it included transactions announced since January 1, 2000 with sellers located in Utah, Colorado, Nevada and New Mexico with assets between $100 million and $1 billion. The regional comparable group included five transactions. The analysis shows that shareholders of Draper are receiving a price to book value well in excess of regional comparables.

  The following table presents a comparison of the metrics of the proposed merger against comparable transactions from the national comparable group and regional comparable group, respectively. Since none of the institutions included in the national comparable group or regional comparable group maintained "goodwill", the price-to-book and price-to-tangible book levels were the same. Accordingly, Hovde omitted presentation of the price-to-tangible book comparable.

                                                     Price/Last
                                    Price/Normalized 12 Months
                         Price/Book       Book        Earnings  Premium/Deposits Premium/Assets
                         ---------- ---------------- ---------- ---------------- --------------
                            (%)           (%)           (x)           (%)             (%)
Draper/Zions............   310.6         427.8          13.4          38.7            21.7
National Comparable.....   245.3         309.1          12.9          17.5            18.1
Regional Comparable.....   230.5         221.0          19.3          15.9            10.9

  Because the reasons for and circumstances surrounding each of the transactions analyzed were so diverse and because of the inherent differences in the businesses, operations, financial conditions and prospects of Draper, relative to the companies included in the comparable bank transactions groups, Hovde believed that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of rendering the fairness opinion. Notwithstanding, Hovde noted that the price-to-book, price-to-tangible book, price-to-normalized equity, premium on deposits, and premium-to-assets computed in the proposed merger exceeded the median for all comparables in the national and regional comparable groups.

 Dilution Analysis

  Hovde prepared several merger models evaluating the impact of the proposed transaction on the earnings per share estimates for Draper and Zions. This analysis considered EPS accretion (dilution), book-value accretion (dilution) and changes in the dividend streams resulting from the proposed transaction. In completing this analysis Hovde assumed that Draper's shareholders would receive approximately 4.21 shares of Zions common stock for each share of Draper common stock. This assumption was derived by assuming that the average closing price per share of Zions common stock on the date the Agreement was executed. The analysis showed that the proposed merger would not result in a significant change in the pro forma earnings per share of Zions, but would provide nearly 20% EPS accretion of those shares issued by Zions in connection with the proposed merger. The consideration resulted in de minimis book value dilution for Zions of 0.5%. For Draper, Hovde concluded that the proposed transaction would provide EPS dilution in the year 2001 of approximately 20% and would result in a reduction in the annual dividend from an estimated $8.00 per share to approximately $3.37 per share. The transaction provides book value accretion to Draper of approximately 20%. Hovde noted that while the divided dilution presented in this transaction was significant, the variance between the current Draper dividend and equivalent Zions dividend following completion of the merger was attributable solely to the high historic payout rate offered by Draper in comparison with other banks. Further, Hovde noted that the dividend rate and yields offered by Zions were fair and reasonable when compared against other institutions with similar operating profiles.

  The following table presents an overview of accretion (dilution) resulting from the proposed merger.

                                                        Draper
                                                        Stand   Pro
                                                        Alone  Forma  Accretion
                                                         2001   2001  (Dilution)
                                                        ------ ------ ----------
Earnings Per Share.....................................
Zions.................................................. $ 3.27 $ 3.27     0.00%
Draper................................................. $17.02 $13.24   (22.20)%
Book Value Per Share
Zions.................................................. $19.24 $19.14    (0.05)%
Draper................................................. $65.07 $77.82    19.59%
Dividends Per Share
Zions.................................................. $ 0.80 $ 0.80     0.00%
Draper................................................. $ 8.00 $ 3.37   (58.00)%

  Hovde noted that, while no assurances can be given regarding the future performance of shares of Zions, the impact of the earnings-per-share dilution resulting from the proposed transaction may be offset by the higher price-to-earnings multiples and superior long-term earnings growth rates projected by those research analysts providing coverage on Zions.

  Hovde is a nationally recognized investment banking firm. Hovde, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, private placements and valuations for corporate and other purposes. Pursuant to a letter agreement dated June 21, 1999, between Draper and Hovde, Draper engaged Hovde to advise it with respect to a potential business combination with Zions and, in the event such a transaction was consummated with Zions, agreed to pay to Hovde a fee in an amount equal to 1.25% of the purchase price. Based upon the terms contained in the Hovde agreement, Hovde will be paid a fee of $1,002,000. The Hovde agreement also provides for Draper to provide indemnification to Hovde and its affiliates against certain liabilities to which it may become subject to as a result of its services to Draper under the Hovde agreement, including liabilities under securities laws, as well as other specified conditions.

                              Merger Consideration

  In the merger, holders of Draper common stock will receive shares of Zions common stock as described in detail below.

  Draper shareholders will receive shares of Zions common stock in exchange for their shares of Draper common stock. Each share of Draper common stock will convert into that number of shares of Zions common stock calculated by dividing the "consideration number" by the sum of the number of shares of Draper common stock issued and outstanding at the effective time of the merger plus the number of shares of Draper common stock issuable on exercise of stock options prior to the merger. The merger agreement defines the consideration number as follows:

  . If the average closing price of Zions common stock over the 15 trading day period ending on the 5th day before the closing date is greater than or equal to $51.4375, then the "consideration number" means $81.5 million divided by the lesser of the average closing price of Zions common stock over the 15-day period or the weighted average price of Zions common stock on the trading day before the closing date.

  . If the average closing price of Zions common stock over the 15 trading day period ending on the 5th day before the closing date is less than $51.4375, then the "consideration number" means $81.5 million divided by the greater of the average price of Zions common stock over the 15-day period or the weighted average price of Zions common stock on the trading day before the closing date.

  For purposes of determining the merger consideration, the following definitions apply:

  . The average closing price is the daily closing price at 4:00 p.m. New
    York time of Zions common stock on Nasdaq as reported in The Wall Street Journal.

  . A trading day means each weekday other than any day on which Zions common stock is not available for trading on Nasdaq.

  . The weighted average price is the weighted average trading price of Zions common stock on Nasdaq as reported on Bloomberg.

  . Draper represented in the merger agreement that, as of the date of the merger agreement, Draper had 362,688 shares of common stock outstanding and stock options to acquire 13,260 shares of common stock outstanding.

  At the effective time of the merger, holders of Draper common stock will cease to be shareholders of Draper and will no longer have any rights as Draper shareholders, other than the right to receive any dividend or other distribution with respect to Draper common stock with a record date occurring prior to the effective time of the merger and to receive the applicable consideration in the merger. After the effective time, there will be no transfers on Draper's stock transfer books of any shares of Draper common stock.

               Interests of Officers and Directors in the Merger

General

  In considering the recommendation of the Draper Board with respect to the merger, Draper shareholders should be aware that officers and directors of Draper have interests in the merger that are different from, or in addition to, the interests of the shareholders of Draper generally. The Draper Board was aware of such interests and considered them, among other matters, in approving the merger agreement and the matters contemplated by the merger agreement, including the merger.

Stock Options

  As of September 30, 2000, the directors and executive officers of Draper held options to purchase an aggregate of 11,980 shares of Draper common stock at a weighted average exercise price of approximately $100.00 per share. Options to purchase Draper common stock, which their holders have not exercised prior to the effective time of the merger, will automatically convert into options to purchase shares of common stock of Zions following the merger, and Zions will assume each such option subject to the terms and conditions set forth in Draper's stock option plans. In accordance with Draper's stock option plans dated July 23, 1997 and December 31, 1999, all Draper stock options that were unexercisable prior to the effective time of the merger will become immediately and fully exercisable upon consummation of the merger.

  We describe the treatment of options more fully under "The Merger Agreement-- Draper Stock Options" on page 30.

Draper Bank Severance Plan

  Zions has agreed to maintain the Draper Bank severance plan for a minimum of three years after the effective date; however, consummation of the merger by itself does not necessarily constitute a change of control which triggers a requirement by Zions to make any severance payments to Draper employees. Zions cannot amend the plan to the detriment of the employees of Draper Bank who are party to the plan as of the effective date. Zions has no obligation to keep the plan in place at the expiration of the three year period. The plan provides a sliding scale of severance pay based on years in service to all Draper employees upon termination not for cause. Under the terms of the plan, officers of Draper holding the position of vice president or above are guaranteed severance pay in an amount based on their respective years of service in the banking industry; provided, however that such amount will not be less than nine months of base salary.

Voting Agreements

  Zions has entered into voting agreements with Messrs. Robert M. Daugherty, W. James Tozer, Jr., John M. Robertson, G. Blake Robinson and Stewart M. Hanson, Jr., each a director and/or officer of Draper. These shareholders each agreed, in consideration of the substantial expenses incurred by Zions in connection with the merger agreement and as a condition to Zions entering into the merger agreement, to vote or to cause to be voted, or execute a written consent with respect to, all of their shares of Draper common stock or shares issuable upon exercise of options to acquire Draper common stock in favor of adoption and approval of the merger agreement and the merger at every meeting of Draper shareholders at which the merger and the merger agreement are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto.

  Each voting agreement also provides that the shareholder will not, and will not permit any entity under its control to, deposit any of such shareholder's shares of Draper common stock in a voting trust or subject any such shares to any agreement, arrangement or understanding with respect to the voting of such shares inconsistent with the voting agreement entered into by that shareholder. In addition, the shareholders each agreed not to sell, assign, pledge, encumber, transfer or otherwise dispose of any of their shares of Draper common stock during the term of the relevant voting agreement.

  Nothing in the voting agreements, however, will limit or otherwise interfere with the actions of the shareholders as directors or officers of Draper or will affect their ability to vote or dispose of their shares in the event the merger agreement with Zions has first been terminated in accordance with its terms.

  At the record date for the special meeting, the shareholders signing voting agreements owned a total of 249,276 outstanding shares of Draper common stock, representing approximately 68.7% of the shares of Draper common stock entitled to vote at the special meeting and enough to approve the merger without the concurrence of any other Draper shareholders.

Employment Agreement

  In connection with the execution of the merger agreement, Robert M. Daugherty entered into an employment agreement with Zions First National Bank pursuant to which Mr. Daugherty will be employed by Zions First National Bank as a Senior Vice President of Zions First National Bank for a period of one year commencing on the effective date. Zions First National Bank agreed to pay Mr. Daugherty, at a minimum, a base annual salary of $180,000, and to consider Mr. Daugherty for a discretionary bonus payment at the end of the one-year period of employment in accordance with compensation policies and practices of Zions First National Bank then in effect. Notwithstanding the one-year period of employment, the employment agreement provides that if Mr. Daugherty is terminated by Zions First National Bank prior to the end of three years from the effective date, he is entitled to participate in the benefits of the Draper Bank severance plan described in "--Draper Bank Severance Plan" above so long as he meets the eligibility requirements of the plan. The employment agreement also provides that if Mr. Daugherty terminates his employment during the one-year period for other than material breach or just cause, or if Zions First National Bank removes or fails to appoint Mr. Daugherty as a Senior Vice President, or if Zions First National Bank materially breaches the employment agreement without rectifying such breach upon notice, Zions First National Bank must pay Mr. Daugherty his base salary for the remainder of the one-year period of employment in a manner specified in the employment agreement. In addition, Mr. Daugherty's employment agreement grants him other employee benefits, including paid vacation, reimbursement of business expenses and participation in executive compensation plans available to other employees of similar rank as Mr. Daugherty.

  The employment agreement requires that Mr. Daugherty will not, at any time, disclose, use, transfer or sell, except in the ordinary course of his employment, any confidential information or proprietary data of Zions First National Bank, Zions, or any of Zions' subsidiaries, so long as such information or proprietary data remains confidential and has not been disclosed or is not otherwise in the public domain, except as required by law or pursuant to legal process. Further, from the effective date through the third anniversary of the effective date, Mr. Daugherty agreed not to directly or indirectly intentionally solicit or otherwise intentionally cause (1) any Utah-based customer of Zions First National Bank or its affiliates to terminate, discontinue, reduce or otherwise impair its relationship with Zions First National Bank or its affiliates or (2) any Utah-based employee, officer or member of the Board of Zions First National Bank or its affiliates to engage in the banking business within the State of Utah other than on behalf of Zions First National Bank or its affiliates, or directly or indirectly own, manage, operate, control, be employed by or provide management or consulting services in any capacity to any firm, corporation or other entity engaged in the banking business in the State of Utah other than Zions First National Bank or its affiliates.

Voting and Non-Solicitation Agreement

  W. James Tozer, Jr., a director and shareholder of Draper, signed a voting and non-solicitation agreement in connection with the merger agreement. For a period of 18 months commencing upon the effective date, Mr. Tozer agrees not to directly or indirectly intentionally solicit or otherwise intentionally cause any employee, officer or member of the Boards of Zions, Zions First National Bank or any of their affiliates to (1) directly or indirectly own, manage, operate, control, be employed by, or provide management or consulting services in any capacity to any firm, corporation, or other entity engaged in the banking business in the State of Utah other than Zions, Zions First National Bank or any of their affiliates, or (2) terminate such person's employment or board membership, as the case may be, with Zions, Zions First National Bank or any of their affiliates.

                              Accounting Treatment

  We expect the merger to be accounted for as a pooling of interests in accordance with generally accepted accounting principles. Under this method of accounting, Zions shareholders and Draper shareholders will be deemed to have combined their existing voting stock interests by virtue of the exchange of shares of Draper common stock for shares of Zions common stock. Accordingly, the book value of the assets, liabilities and shareholders' equity of each of Zions and Draper, as reported on their respective consolidated balance sheets, will be carried over to the consolidated balance sheet of the combined company, and no goodwill will be created. The combined company will be able to include in its consolidated net income the combined net income of both companies for the entire fiscal year in which the merger occurs. However, the combined company must treat certain expenses incurred to effect the merger as current charges against income, rather than adjustments to the combined company balance sheet.

  It is a condition to consummation of the merger that Zions and/or Draper receive:

  . a certificate dated the effective date of the merger signed by the chief executive officer and by the chief financial officer of Draper regarding various information, including information as to the outstanding stock of Draper and repurchases (if any) of its stock by Draper;

  . letters from Zions' independent auditor to the effect that the merger qualifies for pooling-of-interests accounting under APB16, if closed and consummated in accordance with the merger agreement; and

  . letters from Draper's independent auditor to the effect that the merger qualifies for pooling-of-interests accounting, if closed and consummated in accordance with the merger agreement.

  See "The Merger Agreement--Conditions" on page 33.

  As described in "Rights of Dissenting Shareholders" on page 48, Draper shareholders have a right to dissent to the merger and to receive cash in the exercise of their dissenters' rights. If the dissenting shares combined with other pooling-of-interests violations exceeds 10% of the outstanding shares of Draper common stock, the merger will not qualify for pooling-of-interests accounting treatment.

                              Regulatory Approvals

  Pursuant to the Bank Holding Company Act, Zions has filed a request for waiver of review for approval of the merger with the Federal Reserve Board. The request for waiver was filed on November 22, 2000.

  Pursuant to the National Bank Act, a national banking association must receive approval from the OCC prior to consummation of a merger with another bank. Zions First National Bank filed its application with the OCC on November 22, 2000 requesting approval of the bank merger.

  The laws of Utah require that the approval of the Utah Commissioner be obtained prior to the change of control a bank organized and licensed under Utah law. The application for approval of the merger was filed with the Utah Commissioner by Zions on November 22, 2000.

  The approval of an application or confirmation of a request for waiver of approval means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by Draper shareholders is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger as being in the interest of the shareholders.

  Zions, Zions First National Bank and Draper are not aware of any governmental approvals or requirements arising under banking laws and regulations whose receipt or satisfaction are necessary for the merger to become effective other than those described above.

                     Restrictions on Resales by Affiliates

  Zions has registered the shares of common stock issuable to Draper shareholders in the merger under the Securities Act of 1933, or the Securities Act. Holders of these securities who are not deemed to be "affiliates", as defined in the rules promulgated under the Securities Act, of Zions or Draper may trade their shares freely without restriction.

  Any subsequent transfer of shares by any person who is an affiliate of Draper at the time of submission of the merger agreement to the Draper shareholders for their vote will, under existing law, require either:

  . the further registration under the Securities Act of the shares of Zions common stock to be transferred;

  . compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

  . the availability of another exemption from registration of the shares.

  An affiliate of Draper is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Draper. We expect these restrictions to apply to the directors and executive officers of Draper and the holders of 10% or more of the Draper common stock which are comprised of the following persons: Robert M. Daugherty, Stewart M. Hanson, Jr., John M. Robertson, G. Blake Robinson, W. James Tozer, Jr., Douglas A. Stewart, Richard P. Coleman, Dennis L. Higbee, Holly J. Cordner and Cristie L. Richards. The same restrictions apply to certain relatives or the spouses of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Zions will give stop transfer instructions to the transfer agent with respect to those shares of

Zions common stock held by persons subject to these restrictions, and Zions will place a legend on the certificates for their shares accordingly.

  SEC guidelines regarding qualifying for the pooling-of-interests method of accounting limit sales of shares of Zions and Draper by affiliates of either company in a business combination. SEC guidelines also indicate that the pooling-of-interests method of accounting generally will not be challenged on the basis of sales by affiliates of Zions and Draper if such affiliates do not dispose of any of the shares of the corporation they own, or shares of a corporation they receive in connection with a merger, during the period beginning 30 days before completion of the merger and ending when Zions has published financial results covering at least 30 days of post-merger operations of Zions.

  Draper has agreed in the merger agreement to use commercially reasonable efforts to cause each person who is an affiliate of Draper for purposes of Rule 145 under the Securities Act and for purposes of qualifying the merger for pooling-of-interests accounting treatment to deliver to Zions a written agreement intended to ensure compliance with the Securities Act and to preserve Zions' ability to treat the merger as a pooling of interests.

                              THE MERGER AGREEMENT

  Set forth below is a description of certain of the terms and conditions of the merger agreement and related matters. This summary of the terms and conditions of the merger agreement is not complete and is qualified in its entirety by reference to the full text of the merger agreement set forth in Appendix A and the text of the merger agreement is incorporated by reference into this proxy statement/prospectus.

                                   The Merger

  The merger agreement was entered into by and between Zions and Draper as of October 10, 2000. Pursuant to the merger agreement, at the effective time, Draper will merge with and into Zions, with Zions being the surviving corporation in the merger. The separate corporate existence of Draper will then cease.

                        Exchange of Draper Certificates

  At or prior to the effective time, Zions will deposit with the exchange agent, stock certificates representing the shares of Zions common stock that are issuable in connection with the merger for shares of Draper common stock. As soon as practicable but not more than five business days after the effective date, Zions will cause the exchange agent to send to each holder of record of shares of Draper common stock at the effective date of the merger transmittal materials for use in the exchange of the merger consideration for certificates representing Draper common stock. Zions will deliver to holders of Draper common stock who surrender their certificates to the exchange agent, together with properly executed transmittal materials and any other required documentation, certificates representing the number of shares of Zions common stock to which such holders are entitled. Any Draper shareholder otherwise entitled to a fractional share of Zions common stock will be given a full share of Zions common stock in its place.

  Until properly surrendering their certificates, holders of unexchanged shares of Draper common stock will not be entitled to receive any dividends or distributions with respect to Zions common stock. After surrender of the certificates representing Draper common stock, the record holder of such shares will be entitled to receive any such dividends or other distributions, without interest, which had previously become payable with respect to shares of Zions common stock represented by such certificate.

  Holders of Draper common stock should not send in certificates representing Draper common stock until they receive transmittal materials from the exchange agent.

                              Draper Stock Options

  At the effective time, Zions will assume the former Draper stock option plans. At the effective time of the merger, all outstanding and unexercised Draper stock options will no longer represent a right to acquire shares of Draper common stock, but will convert automatically into options to purchase shares of Zions common stock. Zions will assume such Draper stock options subject to the terms and conditions of the Draper stock option or similar plans and related option agreements as in effect immediately prior to the effective time under which Draper issued the assumed stock options. In accordance with Draper's stock option plans dated July 23, 1997 and December 31, 1999, all Draper stock options that were unexercisable prior to the effective time of the merger will become immediately and fully exercisable upon the consummation of the merger.

  After the effective time of the merger, the number of shares of Zions common stock purchasable upon exercise of any such Draper option will equal the number of shares of Draper common stock that were purchasable under such Draper option immediately prior to the effective time multiplied by the exchange ratio established for the merger, rounding down to the nearest whole share. The per share exercise price under each such Draper stock option, rounding down to the nearest whole cent, will equal the aggregate exercise price under the stock options divided by the number of shares of Zions common stock issuable under the assumed Draper stock option plans. The duration and other terms of each new Zions stock option will be substantially the same as the prior Draper stock option. The terms of each Draper option will be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to Zions common stock on or after the effective time of the merger.


                         Representations and Warranties

  The merger agreement contains customary standard representations and warranties made by Draper and Zions with respect to their corporate authority and good standing, capitalization, regulatory status, accounting treatment and financial reports. Draper further made customary standard representations and warranties regarding its tax, contractual, compliance, labor, employee benefit plans, environmental and litigation status, among other things.

              Conduct of Business Pending Completion of the Merger

Draper

  Draper has agreed in the merger agreement, without the prior written consent of Zions, not to, and to cause Draper Bank not to:

  . conduct the business of Draper and Draper Bank other than in the ordinary and usual course or fail to use reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, take any action that would adversely affect or delay the ability of Draper, Zions or any of their subsidiaries to perform any of their obligations on a timely basis under the merger agreement, or take any action reasonably likely to have a material adverse effect.

  . make any changes to the outstanding number of shares of Draper common stock, or rights to acquire Draper common stock, including through employee stock benefit plans;

  . declare or pay any dividend other than consistent with past practice or dividends from Draper Bank on any shares of Draper common stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock;

  . enter into, amend or renew any employment or similar agreement with any director, officer or employee of Draper or Draper Bank, or grant any wage increase or increase any employee benefit, subject to customary exceptions;

  . enter into, establish, adopt or amend any benefit plan in respect of any director, officer or employee of Draper or Draper Bank, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder;

  . sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business in a non-material transaction;

  . acquire any portion of the assets, business, deposits or properties of any other entity, except in the ordinary course of business in a non-material transaction;

  . make any capital expenditures other than in the ordinary course of business consistent with past practice, subject to specified limits;

  . amend its or Draper Bank's articles of incorporation or by-laws, except to amend its par value as previously disclosed;

  . implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles;

  . enter into, materially modify or terminate any material contract, except in the ordinary course of business consistent with past practice;

  . generally settle any material claim, action or proceeding, except in the ordinary course of business consistent with past practice;

  . take any action reasonably likely to prevent or impede the merger from qualifying for pooling-of-interests accounting treatment or as a reorganization for tax purposes;

  . knowingly take any action intended to result in any of its representations and warranties set forth in the merger agreement not being or becoming untrue, any of the conditions to the merger not being satisfied, or a material violation of any provision of the merger agreement;

  . change or implement any material change in its interest rate and other risk management policies, procedures or practices or fail to use commercially reasonable means recommended by Zions to avoid any material increase in its aggregate exposure to interest rate risk;

  . incur any indebtedness for borrowed money other than in the ordinary course of business; or

  . agree or commit to do any of the foregoing.

Zions

  Zions has agreed in the merger agreement, without the prior written consent of Draper, not to, and cause each of its subsidiaries not to:

  . take any action that would adversely affect or delay the ability of Draper or Zions to perform any of their obligations on a timely basis under the merger agreement, or take any action that is reasonably likely to have a material adverse effect; or

  . take any action reasonably likely to prevent or impede the merger from qualifying for pooling-of-interests accounting treatment or as a reorganization for tax purposes; or

  . knowingly take any action intended to result in any of its representations and warranties set forth in the merger agreement not being or becoming untrue, any of the conditions to the merger not being satisfied, or a material violation of any provision of the merger agreement.

                               Certain Covenants

Shareholder Meeting

  Draper has agreed to take all action necessary to convene an appropriate meeting of Draper shareholders to consider and vote upon the approval and adoption of the merger agreement and any other matters required to be approved by the Draper shareholders for consummation of the merger. Except to the extent legally required for the discharge by the Draper Board of its fiduciary duties as advised by counsel to the Draper Board, the Draper Board will recommend that Draper shareholders approve the merger and any other matters required to be approved by the Draper shareholders for consummation of the merger.

Certain Filings, Consents and Arrangements

  Pursuant to the merger agreement, Zions and Draper, on their own behalf or on behalf of their subsidiaries, have made filings and applications for approval or waiver with the OCC, the Federal Reserve Board and the Utah Commissioner in order to obtain all approvals, consents and waivers necessary or appropriate for the consummation of the transactions contemplated by the merger agreement.

Access to Information

  Upon reasonable notice, each party has agreed to give the other party access during normal business hours to the books, records, properties, personnel and to such other information as the requesting party may reasonably request. Each party has agreed that it will not use any information obtained pursuant to the access described above for any purpose unrelated to the consummation of the transactions contemplated by the merger agreement. In addition, subject to the requirements of law, each party has agreed to keep confidential all information obtained pursuant to the access described above, subject to customary exceptions.

  Further, Draper has agreed to provide Zions with all quarterly and annual financial statements prepared in accordance with generally accepted accounting principles for each period ending after June 30, 2000. Draper warrants that the financial statements will fairly present the financial position, results of operations, changes in shareholders' equity, changes in cash flow and results of operation as of and for the periods in which they relate.

Cooperation

  Zions and Draper have agreed that they will cooperate and use their reasonable best efforts in good faith to effect all things necessary to complete the merger and all related transactions contemplated by the merger agreement.

Indemnification and Liability Insurance

  Zions has agreed that it will indemnify and hold harmless each present and former director and officer of Draper or Draper Bank for four years after the effective date against any costs or expenses, including reasonable attorneys' fees, judgments, fines, losses, claims, damages or liabilities, incurred in connection with any claim, action, suit, proceeding or investigation arising out of matters existing or occurring on or prior to the effective date (including with respect to the merger agreement or any of the transactions contemplated thereby), to the extent to which Draper and Draper Bank were entitled under Utah law and the Draper articles of incorporation and by-laws in effect on the date of the merger agreement.

  In addition, for a period of three years after the effective date, Zions has agreed to use its reasonable best efforts to cause to be maintained in effect the current (or comparable) policies of directors' and officers' liability insurance maintained by Draper; provided that in no event will Zions be obligated to expend in connection therewith any amount per year in excess of 125% of the amount of the annual premiums paid as of the date of the merger agreement by Draper for such insurance. If the amount of the annual premiums needed to keep such insurance coverage exceeds the 125% limit, Zions has agreed to use all reasonable efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to such limit.

Acquisition Proposals

  Draper has agreed that it will not solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning or provide any confidential information to, or have any discussions with, any person relating to, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Draper or Draper Bank or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial position of the assets or deposits of, Draper or Draper Bank, other than as contemplated by the merger agreement, except to the extent legally required for the discharge by the Draper Board of its fiduciary duties.

                                   Conditions

Mutual Conditions

  The obligation of Zions and Draper to complete the merger is subject to the fulfillment or written waiver prior to the effective time of various conditions, including:

  . obtaining the approval of Draper shareholders;

  . obtaining all required regulatory approvals;

  . no adverse act by a governmental authority prohibiting consummation of the merger;

  . the Registration Statement having become effective and no stop order issued by the SEC; and

  . obtaining all necessary permits and other authorizations under state securities laws.

Zions Conditions

  The obligation of Zions to consummate the merger is subject to the fulfillment or written waiver prior to the effective time of additional conditions, including:

  . each of the representations and warranties of Draper contained in the merger agreement being true and correct and Zions having received an officers' certificate of Draper to such effect;

  . Draper having performed in all material respects all obligations required to be performed by it under the merger agreement and Zions having received an officers' certificate of Draper to such effect;

  . Zions having received a tax opinion from its counsel;

  . Zions having received comfort letters from Deloitte & Touche LLP; and

  . Zions having received from its independent auditor, letters to the effect that the merger will qualify for pooling-of-interests accounting under APB16 if closed and consummated in accordance with the merger agreement.

Draper Conditions

  The obligation of Draper to consummate the merger is also subject to the fulfillment or written waiver prior to the effective time of additional conditions, including:

  . each of the representations and warranties of Zions contained in the merger agreement being true and correct and Draper having received an officers' certificate to such effect;

  . Zions having performed in all material respects all obligations required to be performed by it under the merger agreement and Draper's having received an officers' certificate to such effect;

  . Draper having received a tax opinion from its counsel;

  . Draper having received comfort letters from Zions' independent auditors;

  . no public announcement having been made from the date of the merger agreement to the effective date that any entity has acquired beneficial ownership of 10% or more of Zions common stock subject to exceptions set forth in Zions shareholder rights plan;

  . Draper having received written opinions of Hovde that the consideration to be received by Draper shareholders is fair from a financial point of view; and

  . Draper having received from its independent auditor, letters to the effect that the merger will qualify for pooling-of-interests accounting, if closed and consummated in accordance with the merger agreement.

                                  Termination

  Prior to the effective time, the merger agreement may be terminated, and the merger abandoned:

  . by our mutual consent;

  . by either of us, in the event of a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement, provided that the breach would be reasonably likely to result in a material adverse effect;

  . by either of us, in the event that the merger is not consummated by June
    30, 2001;

  . by either of us in the event the approval of the Draper shareholders is not obtained or the approval by any governmental authority required for consummation of the merger is denied and is nonappealable; or

  . by Zions if the Draper Board fails to recommend approval of the merger agreement and any other matters required to be approved by Draper shareholders for consummation of the merger.

  In the event of termination of the merger agreement by either of us as provided above, neither Zions nor Draper will have any liability or further obligation to the other party except to the extent the merger agreement specifically provides that certain covenants survive such termination and except that such termination will not relieve a breaching party from liability for any willful breach of the merger agreement giving rise to such termination.

                              Waiver and Amendment

  Prior to the effective time, any provision of the merger agreement may be waived by the party benefitted by the provision, or amended or modified at any time, by written agreement between the parties, except that after the special meeting, the merger agreement may not be amended if it would violate Utah law or reduce the consideration to be received by Draper shareholders in the merger.

                                 THE COMPANIES

                              Zions Bancorporation

  Zions Bancorporation, a Utah corporation, is a registered bank holding company headquartered in Salt Lake City, Utah. Zions is the parent holding company of Zions First National Bank, California Bank and Trust, National Bank of Arizona, Vectra Bank Colorado, N.A., Nevada State Bank, and The Commerce Bank of Washington, N.A. The principal asset of Zions is all of the outstanding shares of common stock of its subsidiary banks, and its principal source of revenue is dividends it receives from its subsidiary banks. Through its subsidiaries, Zions operated 375 branches as of September 30, 2000 in the states of Arizona, California, Colorado, Idaho, Nevada, New Mexico, Utah, and Washington.

  The banking business is extremely competitive, and Zions' banking subsidiaries encounter intense competition from other financial institutions located within their respective market area. In addition, Zions' banking subsidiaries compete not only with other commercial banks but also with other financial institutions such as thrifts, credit unions, money market and mutual funds, insurance companies, brokerage firms, and a variety of other companies offering financial services. Some of these financial services providers are located outside their respective market areas.

  Zions' principal executive offices are located at One South Main, Suite 1380, Salt Lake City, Utah 84111, and its telephone number is (801) 524-4787.

                                 Draper Bancorp

Business

  Draper Bancorp is a registered bank holding company located in Draper, Utah. Its wholly-owned subsidiary, Draper Bank, was formed July 8, 1964 under the name Draper National Bank. In 1968, Draper converted its national charter to a state charter and became Draper Bank & Trust. In 2000, Draper dropped the "& Trust" from its name and became Draper Bank. As a state-chartered federally insured bank, Draper Bank is subject to regulation, supervision, and regular examination by the State of Utah Department of Financial Institutions and the FDIC. Draper is subject to regulation, supervision and regular examination by the Federal Reserve Board. As of September 30, 2000, Draper had approximately 324 shareholders holding 362,688 shares and total consolidated assets of $260,674,000. Draper Bank has in excess of 50,000 customer accounts.

Primary Market Area

  Draper Bank conducts its banking through six branches located in the southern portion of Salt Lake County and one branch in Park City, Utah. The Salt Lake City urban area branches are located in Draper, West Jordan, Sandy, South Jordan, Riverton and Murray. The branch in Park City, Utah is officially referred to as "Park City Bank -- A Division of Draper Bank".

Services Provided

  Draper Bank provides a full range of commercial banking products and services (excluding trust services) to the general public, with an emphasis on "free checking" to retail customers, and business loans to small and medium-sized businesses. Since the third quarter of 1999, Draper Bank has provided on-line banking services through its informational web-site, DraperBank.com.

  Personal Banking

  Draper Bank has offered "free" no-minimum-balance checking to consumers since 1969. This very popular product (now numbering nearly 25,000 accounts) has recently evolved to "Ultimate Free Checking" which utilizes imaging technology to return imaged checks with bank statements.

  Commercial Loans

  Draper Bank has expertise making commercial and real-estate loans to small and medium-sized businesses and prefers to keep loan amounts in the under-$2 million range. Draper Bank has been awarded status as both a SBA Certified Lender and SBA Preferred Lender.

  Residential Mortgage Loans

  Draper Bank has a residential construction loan department and mortgage loan department. For many years, Draper Bank has been among the top providers of construction financing in Salt Lake County. Draper Bank offers conventional, FHA and VA mortgages with 15 to 30 year maturities on both fixed and adjustable rates. Mortgages are sold on the secondary market shortly after closing.

Marketing

  Draper Bank prides itself on "personalized, friendly service". Due to the limited availability of advertising media in Draper Bank's primary market area (other than Park City), advertising has been limited historically to one or two strategically placed billboards and a time-and-temperature phone number. Generally, new business resulted from word of mouth: satisfied customers telling friends and neighbors. Draper Bank has been active in local chambers of commerce.

Asset Management

  Consistent with the requirements of prudent banking practices necessary to maintain liquidity and minimize interest rate risk, Draper Bank has invested the larger portion of its assets in loans. The remainder of Draper Banks' funds are invested in sales of overnight Fed Funds to other financial institutions, United States government treasuries and agencies, municipalities and similar low-risk investments.

Competition

  The financial services industry in Salt Lake County and Summit County is considered to be extremely competitive. In Salt Lake County and Utah in general, major banks and credit unions have many offices and operate over a wide geographic area. Draper Bank competes with these institutions. By virtue of their significantly greater capital, resources, recognition and experience, these institutions have substantially greater lending limits and investment flexibility than Draper Bank, and they also provide certain services for their customers, such as trust, insurance and investment services, that Draper Bank is not equipped to offer directly.

  These larger banks and credit unions, along with smaller independent banks, generally use many of the same competitive tools Draper Bank employs. Currently, some of the major bank competitors in the market place are: Wells Fargo, Zions, Bank One, Key Bank, US Bank, Bank of Utah, Community First Bank, Washington Mutual, American Investment Bank, America First Credit Union and Mountain America Credit Union.

  Because of Utah's unique laws, many national and international firms come to Utah seeking to establish financial institutions in the form of Industrial Loan Corporations and mutual savings banks. These, along with credit unions, insurance companies, consumer and commercial finance or loans companies, real estate investment trusts, pension funds, mortgage companies, credit card organizations, money market funds and mutual funds compete aggressively for deposits. The national equity and debt securities markets also compete for available funds.

  Because of the limited availability of efficient advertising media in its primary market area (other than Park City), Draper Bank has relied upon word of mouth from satisfied customers, local advertising and promotional activity, personal contact by its officers, directors, employees and shareholders and specialized services. Draper Bank's promotional activities emphasize the advantages of dealing with a locally owned and managed bank attuned to the particular needs and desires of the communities it serves. For customers whose loan demands exceed Draper Bank's lending limit, Draper Bank has generally arranged for such loans on a participation basis with other banks. Draper Bank also assists customers requiring services not offered by Draper Bank to obtain these services through other banks or financial institutions.

  Draper's principal executive office is located at 903 East 12300 South, P.O. Box 1000, Draper, Utah 84020, telephone: (801) 571-3141.

                           REGULATION AND SUPERVISION

  The following discussion sets forth a summary of the regulatory framework applicable to bank holding companies, national banks, and state-chartered banks which are not members of the Federal Reserve System, and provides certain specific information relevant to Zions, Draper, Zions First National Bank and Draper Bank. This regulatory framework is primarily intended for the protection of depositors and the deposit insurance funds that insure bank deposits, and is not intended for your protection. The following information summarizes various statutory and regulatory provisions, and it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations, or regulatory policies applicable to Zions, Zions First National Bank, Draper or Draper Bank may have a material effect on the business of these entities.

  Various governmental requirements, including Sections 23A and 23B of the Federal Reserve Act, limit borrowing by Zions First National Bank from Zions and by Draper Bank from Draper, and also limit various other transactions between Zions First National Bank and Zions and between Draper Bank and Draper. For example, Section 23A of the Federal Reserve Act limits the aggregate outstanding amount of any insured bank's loans to and other "covered transactions" with any particular non-bank affiliate to no more than 10% of its total capital and limits the aggregate outstanding amount of any insured bank's covered transactions with all of its non-bank affiliates to no more than 20% of its total capital. Section 23A of the Federal Reserve Act also generally requires that an insured bank's loans to its non-bank affiliates be secured, and Section 23B of the Federal Reserve Act generally requires that an insured bank's transactions with its non-bank affiliates be on arm's-length terms. Also, Zions First National Bank is prohibited from engaging in certain "tie-in" arrangements in connection with extensions of credit or provision of property or services.

  As a national bank, Zions First National Bank is subject to primary supervision, regulation, and examination by the OCC and secondary regulation by the FDIC and the Federal Reserve Board. As a commercial bank organized under the laws of the State of Utah which is not a member of the Federal Reserve System, Draper Bank is subject to supervision, regulation, and examination by the Utah Department of Financial Institutions and the FDIC. Zions First National Bank is subject to extensive federal statutes and regulations, and Draper Bank to extensive state and federal statutes and regulations, that significantly affect their respective business and activities. Zions First National Bank and Draper Bank must file reports with their regulators concerning their activities and financial condition and obtain regulatory approval to enter into certain transactions. Zions First National Bank and Draper Bank are both subject to periodic examinations by their respective regulators to ascertain compliance with various regulatory requirements. Other applicable statutes and regulations relate to insurance of deposits, allowable investments, loans, acceptance of deposits, trust activities, mergers, consolidations, payment of dividends, capital requirements, reserves against deposits, establishment of branches and certain other facilities, limitations on loans to one borrower and loans to affiliated persons, and other aspects of the business of banks. Recent federal legislation has instructed federal agencies to adopt standards or guidelines governing banks' internal controls, information systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits, asset quality, earnings and stock valuation, and other matters. Legislation adopted in 1994 gives the federal banking agencies greater flexibility in implementing standards on asset quality, earnings, and stock valuation. Regulatory authorities have broad flexibility to initiate proceedings designed to prohibit banks from engaging in unlawful activities and in unsafe and unsound banking practices.

  Zions First National Bank and Draper Bank are also affected by various other governmental requirements and regulations, general economic conditions, and the fiscal and monetary policies of the federal government and the Federal Reserve Board. The monetary policies of the Federal Reserve Board influence to a significant extent the overall growth of loans, investments, deposits, interest rates charged on loans, and interest rates paid on deposits. The nature and impact of future changes in monetary policies are often not predictable.

                          Support of Subsidiary Banks

  Under current Federal Reserve Board policy, a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks by standing ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. The support expected by the Federal Reserve Board may be required at times when the bank holding company may not have the resources or inclination to provide it.

  Section 55 of the National Bank Act permits the OCC to order the pro-rata assessment of shareholders of a national bank whose capital has become impaired. Zions is the sole shareholder of Zions First National Bank. If a shareholder fails to pay that assessment within three months, the OCC can order the sale of the shareholder's stock to cover the deficiency. (The banking statutes of Utah do not confer similar authority upon the Utah Department of Financial Institutions to assess Draper for any capital deficiency experienced by Draper Bank or to order the sale of its stock to cover the deficiency.) In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to priority of payment.

  If a default occurred with respect to a bank, any capital loans to the bank from its parent holding company would be subordinate in right of payment to payment of the bank's depositors and certain of its other obligations.

                     Liability of Commonly Controlled Banks

  Any depository institution insured by the FDIC can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with the default of a commonly controlled FDIC-insured depository institution, or any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" generally is defined as the appointment of a conservator or receiver, and "in danger of default" generally is defined as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

                              Capital Requirements

  Zions and Draper are subject to risk-based capital requirements and guidelines imposed by the Federal Reserve Board, which are substantially similar to the capital requirements and guidelines imposed by the OCC on national banks and by the FDIC on state-chartered banks which are not members of the Federal Reserve System.

  For this purpose, a bank's or bank holding company's assets and certain specified off-balance sheet commitments are assigned to four risk categories, each weighted differently based on the level of credit risk that is ascribed to those assets or commitments. In addition, risk-weighted assets are adjusted for low-level recourse and market-risk equivalent assets. A bank's or bank holding company's capital, in turn, includes the following tiers:

  . core ("Tier 1") capital, which includes common equity, non-cumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, less goodwill, certain identifiable intangible assets, and certain other assets;

  . supplementary ("Tier 2") capital, which includes, among other items, perpetual preferred stock not meeting the Tier 1 definition, mandatory convertible securities, subordinated debt and allowances for loan and lease losses, subject to certain limitations, less certain required deductions; and

  . market risk ("Tier 3") capital, which includes qualifying unsecured subordinated debt.

  Each of Zions and Draper, like other bank holding companies, is required to maintain Tier 1 and "total capital" (the sum of Tier 1, Tier 2 and Tier 3 capital, less certain deductions) equal to at least 4% and 8% of their total risk-weighted assets (including certain off-balance-sheet items, such as unused lending commitments and standby letters of credit), respectively. At September 30, 2000, Zions met both requirements, with Tier 1 and total capital equal to 8.35% and 10.85%, respectively, of total risk-weighted assets, as did Draper, with 13.51% and 14.76%, respectively, of total risk-weighted assets.

  The Federal Reserve Board, the OCC and the FDIC have adopted rules to incorporate market and interest rate risk components into their risk-based capital standards. Under recent amendments to the market-risk requirements, capital must be allocated to support the amount of market risk related to a financial institution's ongoing trading activities.

  The Federal Reserve Board also requires bank holding companies to maintain a minimum "leverage ratio" (Tier 1 capital to adjusted total assets) of 3% if the bank holding company has the highest regulatory rating and meets certain other requirements, or of 3% plus an additional cushion of at least 1-2% if the bank holding company does not meet these requirements. At September 30, 2000, Zions' leverage ratio was 6.16% and Draper's was 9.92%.

  The Federal Reserve Board may set capital requirements higher than the minimums noted above for holding companies whose circumstances warrant it. For example, bank holding companies experiencing or anticipating significant growth may be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "Tangible Tier 1 leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities or when a bank holding company faces unusual or abnormal risks.

  Zions First National Bank and Draper Bank are subject to similar risk-based capital and leverage requirements adopted respectively by the OCC and the FDIC. Both Zions First National Bank and Draper Bank were in compliance with the applicable minimum capital requirements as of September 30, 2000. Neither Zions First National Bank nor Draper Bank has been advised by its respective primary federal banking regulator of any specific minimum leverage ratio applicable to it.

  Failure to meet capital requirements could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business. The Federal Deposit Insurance Corporation Improvements Act of 1991, or the FDICIA, among other things, identifies five capital categories for insured banks -- well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized -- and requires federal bank regulatory agencies to implement systems for "prompt corrective action" for insured banks that do not meet minimum capital requirements based on these categories. The FDICIA imposes progressively more restrictive constraints on operations, management, and capital distributions, depending on the category in which an institution is classified. Unless a bank is well capitalized, it is subject to restrictions on its ability to offer brokered deposits, on "pass-through" insurance coverage for certain of its accounts, and on certain other aspects of its operations. The FDICIA generally prohibits a bank from paying any dividend or making any capital distribution or paying any management fee to its holding company if the bank would thereafter be undercapitalized. An undercapitalized bank is subject to regulatory monitoring and may be required to divest itself of or liquidate subsidiaries. Holding companies of such institutions may be required to divest themselves of such institutions or divest themselves of or liquidate other affiliates. An undercapitalized bank must develop a capital restoration plan, and its parent bank holding company must guarantee the bank's compliance with the plan up to the lesser of 5% of the bank's assets at the time it became undercapitalized or the amount needed to comply with the plan. Critically undercapitalized institutions are prohibited from making payments of principal and interest on subordinated debt and are generally subject to the mandatory appointment of a conservator or receiver.

  Rules adopted by the OCC under the FDICIA provide that a national bank is deemed to be well capitalized if the bank has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater and the institution is not subject to a written agreement, order, capital directive, or prompt corrective action directive to meet and maintain a specific level of any capital measure. The FDIC has adopted comparable measures for state-chartered banks which are not members of the Federal Reserve System. As of September 30, 2000, Zions First National Bank and Draper Bank were both well-capitalized, based on the prompt corrective action ratios and guidelines described above. It should be noted, however, that a bank's capital category is determined solely for the purpose of applying prompt corrective action regulations of its primary federal banking regulator, and that the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects.

                             Dividend Restrictions

  Zions is a legal entity separate and distinct from Zions First National Bank. Similarly, Draper is a legal entity separate and distinct from Draper Bank. In general, under Utah law, Zions and Draper cannot pay a cash dividend if such payment would render either insolvent. The revenues of Zions consist primarily of dividends paid by Zions First National Bank and by its other bank and nonbank affiliates. The revenues of Draper consist solely of dividends paid by Draper Bank. Various federal and state statutory provisions limit the amount of dividends Zions First National Bank and its other bank affiliates can pay to Zions and Draper Bank can pay to Draper without regulatory approval.

  Dividend payments by national banks such as Zions First National Bank are limited to the lesser of the level of undivided profits and an amount not in excess of net income for the current year combined with retained net income for the preceding two years. At September 30, 2000, approximately $65.1 million of the total shareholders' equity of Zions subsidiaries was available for payment of dividends to Zions without approval by government regulators.

  Utah law establishes two limitations on the payment of dividends by banks organized under it such as Draper Bank. First, a dividend may not be paid if it would render a bank insolvent, and second, a dividend payable other than in a bank's own stock may not be paid out of capital surplus without the approval of the Utah Superintendent of Banks.

  In addition, federal bank regulatory authorities have authority to prohibit Zions First National Bank and Draper Bank from engaging in an unsafe or unsound practice in conducting their business. Depending upon the financial condition of the bank in question, the payment of dividends could be deemed to constitute an unsafe or unsound practice. The ability of Zions First National Bank and its other bank affiliates and Draper Bank to pay dividends in the future is currently influenced, and could be further influenced, by bank regulatory policies and capital guidelines.

                         Deposit Insurance Assessments

  The deposits of Zions First National Bank and Draper Bank are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund, administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on the bank's capitalization and supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC.

  The annual insurance premiums on bank deposits insured by the Bank Insurance Fund vary between $0.00 per $100 of deposits for banks classified in the highest capital and supervisory evaluation categories to $0.27 per $100 of deposits for banks classified in the lowest capital and supervisory evaluation categories. Bank Insurance Fund assessment rates are subject to semi-annual adjustment by the FDIC within a range of up to five basis points without public comment. The FDIC also possesses authority to impose special assessments from time to time.

  The Deposit Insurance Funds Act provides for assessments to be imposed on insured depository institutions with respect to deposits insured by the Bank Insurance Fund (in addition to assessments currently imposed on depository institutions with respect to Bank Insurance Fund-insured deposits) to pay for the cost of Financing Corporation funding. The Financing Corporation assessments are adjusted quarterly to reflect changes in the assessment bases of the FDIC insurance funds and do not vary depending upon a depository institution's capitalization or supervisory evaluations. In 1999, Zions First National Bank and Draper Bank paid Financing Corporation assessments of $412,517 and $24,097, respectively.

                              Control Acquisitions

  The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company, unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, or the Exchange Act, such as Zions, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

  In addition, a company is required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of any class of outstanding common stock of a bank or bank holding company, such as Zions or Draper, or otherwise obtaining control or a "controlling influence" over that bank or bank holding company. However, regulations of the Federal Reserve Board generally exempt from such approval requirement a merger, such as that proposed here, of an operating bank that is a subsidiary of a bank holding company with another bank if the transaction requires the prior approval of a federal bank regulatory agency under the federal Bank Merger Act and does not involve the acquisition of shares of a bank.

                            Financial Modernization

  On November 12, 1999, the President signed into law the Gramm-Leach-Bliley Act which permits qualifying bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or complementary thereto, as determined by the Federal Reserve Board. A bank holding company may elect to become a financial holding company if each of its subsidiary banks (a) is well capitalized under the prompt corrective action provisions of FDICIA,
(b) is well managed, and (c) has at least a satisfactory rating under the Community Reinvestment Act, or the CRA. The Gramm-Leach-Bliley Act identifies several activities as "financial in nature", including, among others, insurance underwriting and agency, investment advisory services, and underwriting, dealing in or making a market in securities. Under the Gramm-Leach-Bliley Act, subject to limitations on investment, a national bank may, through a financial subsidiary of the bank, engage in activities that are financial in nature, or incidental thereto, excluding, among others, insurance underwriting, insurance company portfolio investment, and if the bank is well capitalized, well managed and has at least a satisfactory CRA rating, real estate development and real estate investment. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of a non-banking subsidiary or subsidiaries. A bank holding company which does not elect to become a financial holding company may continue to engage in activities approved for bank holding companies by the Federal Reserve Board prior to enactment of the Gramm-Leach-Bliley Act.

  The Gramm-Leach-Bliley Act does not significantly alter the regulatory regimes under which Zions, Zions First National Bank, Draper and Draper Bank currently operate, as we describe above. Using the financial holding company structure, insurance companies and securities firms may acquire bank holding companies such as Zions and Draper and may compete more directly with banks or bank holding companies. Zions has not, at this time, made any decisions with respect to whether it will elect to become a financial holding company under the Gramm-Leach-Bliley Act.

                               Future Legislation

  Various legislation, including proposals to substantially change the financial institution regulatory system and to expand or contract the powers of banking institutions and bank holding companies, is from time to time introduced in Congress. This legislation may change banking statutes and the operating environment of the combined bank and its affiliates in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. Neither Zions nor Draper can accurately predict whether any of this potential legislation will ultimately be enacted, and, if enacted, the ultimate effect that it, or implementing regulations, would have upon the financial condition or results of operations of the combined bank holding company or any of its affiliates.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  The following summary of the material federal income tax consequences of the merger to Draper stockholders who hold shares of Draper common stock as capital assets deals only with holders who are citizens or residents of the United States, domestic corporations or otherwise subject to United States federal income tax on a net income basis in respect of shares of Draper common stock. This summary may not apply to certain classes of taxpayers, including, without limitation, insurance companies, tax-exempt organizations, financial institutions, dealers in stocks and securities, persons who acquired or acquire shares of Draper common stock pursuant to the exercise of employee stock options or otherwise as compensation, and persons who hold shares of Draper common stock in a hedging transaction or as part of a straddle or conversion transaction. In addition, the summary does not address state, local, or foreign tax consequences of the merger. Consequently, each shareholder of Draper should consult his or her own tax advisor as to the specific tax consequences of the merger to him or her.

  This summary is based on current law and represents the opinion of Lewis, Rice & Fingersh, L.C., special counsel to Draper. Future legislative, judicial or administrative changes or interpretations, which may be retroactive, could alter or modify the statements set forth herein. This summary is based upon assumptions and representations made by Zions and Draper, which representations have been relied upon by counsel and assumed to be true, correct, and complete. Zions does not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger.

  The obligation of Zions and Draper to consummate the merger is conditioned upon, among other things, receipt by Zions of an opinion of Sullivan & Cromwell, dated the effective date of the merger, to the effect that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and receipt by Draper of an opinion of Lewis, Rice & Fingersh, L.C., dated the effective date of the merger to the effect that the merger constitutes a reorganization under Section 368(a) of the Code and that no gain or loss will be recognized by shareholders of Draper who receive shares of Zions common stock in exchange for shares of Draper common stock. Such opinions will be based in part upon assumptions and representations contained in letters received from Zions and Draper, which representations Sullivan & Cromwell and Lewis, Rice & Fingersh, L.C. will assume to be true, correct, and complete. The tax opinions will not be binding on the Internal Revenue Service or the courts, either of which could take a contrary position, and there can be no assurance that the Internal Revenue Service will not contest the conclusions expressed in the opinions. Under the terms of the merger agreement, the conditions to the merger, including receipt by each party of opinions of counsel relating to tax matters, may generally be waived by Zions or Draper, as applicable. As of the date of this proxy statement/prospectus, neither Zions nor Draper intends to waive the conditions as to the receipt of opinions of counsel on tax matters.

  Assuming that the merger is consummated in accordance with the merger agreement, the following federal income tax consequences will occur:

  .  The merger will constitute a reorganization within the meaning of
     Section 368(a) of the Code;

  . No gain or loss will be recognized by a Draper shareholder who receives solely shares of Zions common stock in exchange for Draper common stock, except as described below in the case of a Draper shareholder upon the exercise of dissenters' rights;

  . The aggregate tax basis of shares of Zions common stock received by a Draper shareholder pursuant to the merger will be the same as the aggregate tax basis of the shares of Draper common stock exchanged therefor; and

  . The holding period of shares of Zions common stock received by a Draper shareholder pursuant to the merger will include the holding period of the Draper common stock exchanged therefor.

  Draper shareholders who exercise their dissenters' rights and who receive cash in exchange for their respective shares will be treated as having received such payment in redemption of such shares. In general, if such shares are held as a capital asset at the effective date of the merger and no other Draper common stock is constructively owned, the Draper shareholder will recognize capital gain or loss measured by the difference between the amount of cash received and the Draper shareholder's tax basis for the shares. If, however, the Draper shareholder owns, either actually or constructively, any Draper common stock that is exchanged in the merger for Zions common stock, the payment for dissenting shares to such shareholder might, in certain circumstances, be treated as dividend income. In general, under the constructive ownership rules of the Code, a holder may be considered to own stock that is owned, and in come cases constructively owned, by other related individuals or entities, as well as stock that the holder (or related individuals or entities) has the right to acquire by exercising an option or converting a convertible security. Each Draper shareholder who contemplates exercising dissenters' rights should consult his or her own tax advisor as to the possibility that any payment to such shareholder will be treated as dividend income.

  Because certain tax consequences of the merger may vary depending upon the particular circumstances of each holder of Draper common stock and other factors, each such holder is urged to consult his or her own tax advisor as to the specific tax consequences of the merger to the holder (including the application and effect of state and local income and other tax laws).

                       COMPARISON OF SHAREHOLDERS' RIGHTS

Comparison of Capital Stock

             Zions                    Combined Company                   Draper
------------------------------------------------------------------------------------------
                                     Authorized Capital
------------------------------------------------------------------------------------------
  200,000,000 shares of common stock, no par value,           500,000 shares of common
  3,000,000 shares of preferred stock, no par value.          stock, par value $10.00 per
                                                              share.
------------------------------------------------------------------------------------------
                                       Issued Capital
------------------------------------------------------------------------------------------
  As of September 30, 2000,     Based on the number of        As of September 30, 2000,
  86,964,292 shares of Zions    shares of Zions common stock  362,688 shares of Draper
  common stock were issued and  and Draper common stock       common stock were issued and
  outstanding and no shares of  outstanding as of September   outstanding.
  Zions preferred stock were    30, 2000, and based on an
  issued and outstanding.       average closing price and
                                effective price of $55,
                                approximately 88.4 million
                                shares of common stock of
                                Zions will be issued and
                                outstanding after the
                                merger.

Comparison of Other Shareholder Rights

---------------------------------------------------------------------------------------------
             Zions                      Combined Company                    Draper
---------------------------------------------------------------------------------------------
                                        Special Meetings
---------------------------------------------------------------------------------------------
  The President and the Board can call special meetings of      The President, the Board, and
  shareholders.                                                 the holders of 10% or more of
                                                                all the votes entitled to be
                                                                cast who sign, date and
                                                                deliver to the corporation's
                                                                secretary a written demand
                                                                for a special meeting, which
                                                                demand states the purpose for
                                                                which the meeting will be
                                                                held, may all call a special
                                                                meeting of shareholders.
---------------------------------------------------------------------------------------------
                                 Shareholder Action by Written
                                            Consent
---------------------------------------------------------------------------------------------
  Permitted if written consents to taking an action without a meeting are given by holders of shares having not less than the minimum number of shares required to take such action at a meeting.
---------------------------------------------------------------------------------------------
                                     Shareholder Proposals
---------------------------------------------------------------------------------------------
  Notice of any proposal to be presented by a shareholder or    Utah law allows special
  of any person to be nominated as a director must be given     shareholder meetings to be
  at least 120 days before the shareholder meeting. Notice      called as described above.
  must include the name of the shareholder, the number and      Business within the purpose
  class of stock owned by the shareholder, the information      or purposes described in the
  regarding the shareholder required by Regulation S-K of       meeting notice may be
  the Securities Act, a signed consent of the shareholder,      conducted at such meeting.
  the shareholder's name and address, and the number of
  shares and class of stock owned by the shareholder.
---------------------------------------------------------------------------------------------
                                  Restrictions on Shareholder
                                             Action
---------------------------------------------------------------------------------------------
  The vote of at least 80% of the voting power of all shares    No restrictions on
  outstanding and entitled to vote to approve certain           shareholder transactions.
  transactions with individuals holding over 10% of the
  voting power of Zions, unless:
  . approved by certain incumbent directors; or
  . the transaction results in a price higher than the
    highest price the related shareholder paid, the related
    shareholder has not acquired additional shares, and
    received certain non-pro rata benefits or caused
    certain changes in Zions' business or capital
    structure.
  These transactions include:
  . a merger, consolidation, sale of substantially all
    assets of Zions or a subsidiary;
  . the issuance of securities of Zions with a fair market
    value of $5,000,000 or more;
  . any reclassification or recapitalization resulting in
    increased voting power for the 10% shareholder; or
  . any liquidation, spinoff, split-off, split-up or
    dissolution of Zions.
---------------------------------------------------------------------------------------------

Board of Directors

-----------------------------------------------------------------------------------------
                                       Classification
-----------------------------------------------------------------------------------------
  Directors are divided into three classes, with each class   All directors are elected
  serving a three-year term. Each class is as nearly equal    annually.
  in size as possible.
-----------------------------------------------------------------------------------------
                                     Number of Directors
-----------------------------------------------------------------------------------------
  No fewer than three and no more than 15.                    Draper's by-laws provide
                                                              that its Board may consist
                                                              of no fewer than one and no
                                                              more than 13 directors. Utah
                                                              law, however, requires at
                                                              least three directors for
                                                              any corporation with more
                                                              than three shareholders.
-----------------------------------------------------------------------------------------
                                      Special Meetings
-----------------------------------------------------------------------------------------
  The President or a majority of the Board may call a         The President, the Chairman
  special meeting of the Board.                               of the Board, or any of the
                                                              other directors may call
                                                              special meetings of the
                                                              Board.
-----------------------------------------------------------------------------------------
                                 Executive Committee of the
                                            Board
-----------------------------------------------------------------------------------------
 The Board may designate three directors as an       The Board may designate
 executive committee. The committee may exercise     an executive committee,
 any power of the Board except that it may not:      which must have at least
 . amend the articles of incorporation or by-laws    two directors or
   of Zions,                                         officers, at least one
 . adopt a plan of merger or consolidation, or       of whom must be a
 . recommend to shareholders the disposition of      director. Utah law
   substantially all assets.                         allows committees
                                                     created by the Board to
                                                     exercise the authority
                                                     of the full Board.
-----------------------------------------------------------------------------------------
                              Removal of Directors
-----------------------------------------------------------------------------------------
 A director may only be removed by the affirmative   A director may be
 vote of two-thirds of the issued and outstanding    removed by the
 shares.                                             affirmative vote of a
                                                     majority of the shares
                                                     present at a shareholder
                                                     meeting held for that
                                                     purpose.
-----------------------------------------------------------------------------------------

Amendment of Articles and By-laws
-----------------------------------------------------------------------------------------
                           Articles of Incorporation
-----------------------------------------------------------------------------------------
 In general, amendments to the articles of           Amendments to the
 incorporation require only a majority vote of the   articles of
 shareholders.                                       incorporation require a
                                                     majority vote of the
                                                     shareholders entitled to
                                                     vote.

 Amendments to the articles of incorporation require approval of at least two-thirds of the outstanding shares entitled to vote if the amendment relates to:

 . the number, classes, or removal of directors;
 . the procedure for amendment of the articles of
   incorporation;
 . the duties and powers of the board, including
   quorum requirements; and
 . any other change that would restrict, limit or alter the powers of the Board.

 Amendments to the "Restrictions on Shareholder
 Action" provisions, above, require the vote of at
 least 80% of the outstanding shares entitled to
 vote.
-----------------------------------------------------------------------------------------
                                    By-laws
-----------------------------------------------------------------------------------------
 The Board may amend the by-laws by a two-thirds     The Board may amend or
 vote of the entire Board.                           repeal by-laws except
                                                     any bylaw that fixes a
                                                     shareholder quorum or
                                                     voting requirement
                                                     greater than that
                                                     provided by Utah law.

 The shareholders may amend the by-laws by majority vote, except when such amendment would:

 . restrict, limit or alter the powers of the Board;

 . vest powers in anyone other than the Board and    The shareholders may
   the officers to whom the Board has delegated      amend or repeal Draper's
   powers;                                           by-laws in accordance
 . require the approval of the shareholders if       with the procedures for
   taken by the Board; or                            shareholder approval.
 . change the procedure for election or meetings
   of directors.
-----------------------------------------------------------------------------------------

                         Zions Shareholder Rights Plan

  Zions entered into the Shareholder Protection Rights Agreement, dated September 27, 1996, with Zions First National Bank, as rights agent, and the Zions Board declared a dividend of one right on each outstanding share of Zions common stock. The shareholder rights plan was not adopted in response to any specific effort to acquire control of Zions. Rather, it was adopted to deter abusive takeover tactics that can be used to deprive shareholders of the full value of their investment.

  Until it is announced that a person or group has acquired 10% or more of Zions common stock or commences a tender offer that will result in such person or group owning 10% or more of Zions common stock the rights will be evidenced by the Zions common stock certificates, will automatically trade with the Zions common stock and will not be exercisable. Thereafter, separate rights certificates will be distributed and each right will entitle its holder to purchase participating preferred stock of Zions having economic and voting terms similar to those of one share of common stock.

  Upon announcement that any person or group has become an acquiring person, 10 days thereafter (or such other date as the Zions Board may decide), each right which is not beneficially owned by an acquiring person or transferee of an acquiring person, will entitle its holder to purchase, for the exercise price, a number of shares of Zions common stock or participating preferred stock having a market value of twice the exercise price.

  In addition, if, after an acquiring person controls the Zions Board, Zions is involved in a merger or sells more than 50% of its assets or earning power or enters into an agreement to do the same, and in the case of a merger, the acquiring person will receive different treatment than all other shareholders or the person with whom the merger occurs is the acquiring person or a person affiliated or associated with the acquiring person, each right will entitle its holder to purchase, for the exercise price, a number of share of common stock of the acquiring person having a market value of twice the exercise price. If any person or group acquires between 10% and 50% of the Zions common stock, the Zions Board may, at its option, exchange one share of Zions common stock for each right.

  The existence of the shareholder rights plan may tend to deter the acquisition of Zions by a third party without the consent of the Zions board. As a result, the Plan may make less likely a takeover of Zions in which you could receive a premium for your shares of Zions common stock. Zions believes, however, that the existence of the Plan gives the Zions Board the leverage to preserve continuity of management of Zions and to negotiate for the maximum premium in the event of a takeover.

      Discussion of Certain Provisions in Zions Articles of Incorporation

  Certain provisions of Zions articles of incorporation and by-laws may have anti-takeover effects, and may discourage or delay others' attempts to gain control of Zions without the consent of the Zions Board. These provisions include, among others:

  . a classified board of directors;

  . restrictions on who may call a special meeting of shareholders;

  . a requirement of a two-thirds vote of the Board and the outstanding shares to amend certain provisions of the articles of incorporation or the by-laws; and

  . the requirement of an 80% vote of the outstanding shares to amend provisions of the articles of incorporation governing business transactions with significant shareholders.

  These anti-takeover measures could have the effect of discouraging potential acquirors from purchasing shares of Zions and could decrease the likelihood of receiving a premium bid on its shares. To the extent these provisions make Zions a less attractive takeover candidate, they may not always be in the best interest of Zions or its shareholders. None of these provisions is the result of any specific effort by a third party to accumulate securities of Zions or to obtain control by means of merger, tender offer, solicitation in opposition to management or otherwise.

                         Classified Board of Directors

  Those sections of the articles of incorporation of Zions providing for a classified board of directors will have the effect of making it more difficult to change the overall composition of the Zions Board. At least two shareholders' meetings will be required for shareholders to change a majority of the Zions Board. However, Zions believes that the longer time required to elect a majority of the Zions Board will help assure continuity and stability in the management of the business and affairs of Zions after the merger.

                       RIGHTS OF DISSENTING SHAREHOLDERS

  Under Part 13 of the Utah Revised Business Corporation Act, Draper shareholders are entitled to dissent from the proposed merger and obtain payment for the fair value of their shares in the event the merger is approved. The fair value of the shares is defined as the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger.

  Any Draper shareholder who contemplates exercising his or her right to dissent is urged to read carefully the provisions of Part 13 of the URBCA attached to this proxy statement/prospectus as Appendix D. The following is a summary of the steps to be taken if the right to dissent is to be exercised, and should be read in connection with the full text of the law found at Appendix D. A dissenting shareholder must take each step in the indicated order and in strict compliance with the provisions of the law in order to perfect dissenters' rights. Failing to comply with these procedural steps will result in the shareholder receiving shares of Zions common stock in exchange for shares of Draper common stock based on the exchange ratio in the event that the merger is completed. See "The Merger--Merger Consideration" on page 24.

  The procedures discussed below apply only if the merger is approved by Draper shareholders and applicable governmental agencies, and the merger is consummated as provided in the merger agreement.

  If a Draper shareholder wishes to assert dissenters' rights, he or she must:

  . deliver to Draper, prior to the vote at the special meeting, written notice of intent to demand payment for his or her shares if the proposed merger is effected,

  . not vote for the merger, and

  . hold the shares until the vote at the special meeting.

  No later than 10 days after the effective date of approval of the merger by shareholders, notice will be sent to dissenting shareholders stating where written demand for payment must be sent and the dates by which the written demand must be received and certificates for shares must be deposited for payment. The dissenting shareholder must then deliver a written payment demand, which may be on the form provided by Draper, and deposit their certificates according to the instructions in the notice.

  A dissenting shareholder who has submitted a payment demand will retain all of his or her rights as a shareholder of Draper except the right to transfer the dissenting shares until the vote at the special meeting. After the special meeting, dissenting shareholders will have no rights as a shareholder except to receive payment for their shares.

  Once a dissenting shareholder submits a payment demand, Draper will estimate the fair value of the dissenter's shares and pay that amount, plus interest. If the dissenting shareholder does not agree with Draper's estimate, he or she must notify Draper in writing within 30 days after Draper's payment or offer of his or her own estimate of the fair value of the shares and demand payment for that amount. If the dissenting shareholder cannot agree with Draper about the value of the shares, Draper must petition a court to determine the fair value of the shares. If Draper fails to petition the court within 60 days from the date the dissenting shareholder submitted an estimate and payment demand, Draper must pay the dissenting shareholder the estimate amount. Otherwise, a court will determine the value of the shares, and if the court determines the fair value of the shares exceeds the amount paid to the dissenting shareholder by Draper, Draper must pay the excess value, plus interest.

  Only a holder of record of dissenting shares is entitled to assert dissenters' rights for shares registered in that holder's name. A demand for payment should be executed by or on behalf of the holder of record, fully and correctly, as such holder's name appears on the holder's stock certificates. If the dissenting shares are owned in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the dissenting shares are owned of record by more than one person, such as in joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. If a shareholder owns his or her shares through a broker, the shareholder is urged to consult with his or her broker to determine the appropriate procedures for the making of a demand. All written demands for payment should be sent or delivered to Draper Bancorp, 903 East 12300 South, P.O. Box 1000, Draper, Utah 84020.

  The foregoing discussion is not a complete statement of the procedures to be followed by Draper shareholders desiring to exercise dissenters' rights and, because exercise of such rights requires strict adherence to the relevant provisions of the URBCA, each shareholder desiring to exercise dissenters' rights is advised individually to consult the law (as provided in Appendix D to this proxy statement/prospectus) and comply with the relevant provisions of the law. For example, dissenting shareholders will lose their right to demand payment if they fail to give timely written notice of intent to demand payment, or fail to timely make written demand for payment after receiving Draper's notice. Draper shareholders wishing to exercise their dissenters' rights should consult their own counsel to ensure that they fully and properly comply with the requirements of Utah law. Unless the above procedures are followed, Draper shareholders will be presumed to have acquiesced in the approval of the merger and waived their dissenters' rights.

  BENEFICIAL OWNERSHIP OF DRAPER'S PRINCIPAL SHAREHOLDERS, EXECUTIVE OFFICERS,
                                 AND DIRECTORS

  The following table shows the common stock owned by directors and executive officers of Draper and persons known by Draper to beneficially own more than 5% of Draper common stock issued and outstanding as of September 30, 2000. The address of each person listed below is 903 East 12300 South, P.O. Box 1000, Draper, Utah 84020. This information has been prepared based upon the SEC's "beneficial ownership" rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of a security, or investment power, which includes the power to dispose or to direct the disposition of a security. Unless otherwise indicated, each of the following persons has sole voting and investment power with respect to the shares beneficially owned.

                                                        Number of
                                                          Shares    Percent of
                                                       Beneficially Outstanding
Name and Address of Beneficial Owner                      Owned       Shares
------------------------------------                   ------------ -----------
Principal Shareholders
Robert H. Ballard Family Trust.......................     20,800        5.53%
Executive Officers and Directors
Robert M. Daugherty (1)..............................    249,736       66.43%
Stewart M. Hanson, Jr. (2)...........................      2,500        0.66%
John M. Robertson (3)................................        500        0.13%
G. Blake Robinson (4)................................        500        0.13%
W. James Tozer, Jr. (5)..............................    247,776       65.91%
Richard P. Coleman (6)...............................      2,310        0.61%
Holly J. Cordner (7).................................        570        0.15%
Dennis L. Higbee (8).................................      4,072        1.08%
Douglas A. Stewart (9)...............................      2,280        0.61%
                                                         -------       -----
All directors and executive officers as a group (nine
 persons)............................................    262,968       69.95%

----------------
(1) Includes 247,276 shares held by Messrs. Daugherty and Tozer as nominees under a nominee arrangement which by its own terms, expires upon the closing of the merger. Also includes 2,460 options to purchase an identical number of shares of common stock of which 1,200 are currently exercisable and vested. Of the remaining 1,260 options, 92 become exercisable and vested on December 31, 2000 with the balance to become exercisable and vested at the time of closing.
(2) Includes 500 options to purchase an identical number of shares of common stock of which 300 are currently exercisable and vested with the balance to become exercisable and vested at the time of closing.
(3) Includes 500 options to purchase an identical number of shares of common stock of which 300 are currently exercisable and vested with the balance to become exercisable and vested at the time of closing.
(4) Includes 500 options to purchase an identical number of shares of common stock of which 300 are currently exercisable and vested with the balance to become exercisable and vested at the time of closing.
(5) Includes 247,276 shares held by Messrs. Daugherty and Tozer as nominees under a nominee arrangement which by its own terms, expires upon the closing of the merger. Also includes 500 options to purchase an identical number of shares of common stock of which 300 are currently exercisable and vested with the balance to become exercisable and vested at the time of closing.
(6) Includes 2,310 options to purchase an identical number of shares of common stock of which 1,200 are currently exercisable and vested. Of the remaining 1,110 options, 62 become exercisable and vested on December 31, 2000, with the balance to become exercisable and vested at the time of closing.
(7) Includes 570 options to purchase an identical number of shares of common stock of which 80 are currently exercisable and vested. Of the remaining 490 options, 34 become exercisable and vested on December 31, 2000, with the balance to become exercisable and vested at the time of closing.
(8) Includes 2,360 options to purchase an identical number of shares of common stock of which 1,200 are currently exercisable and vested. Of the remaining 1,160 options, 72 become exercisable and vested on December 31, 2000, with the balance to become exercisable and vested at the time of closing.
(9) Includes 2,280 options to purchase an identical number of shares of common stock of which 1,200 are currently exercisable and vested. Of the remaining 1,080 options, 56 become exercisable and vested on December 31, 2000, with the balance to become exercisable and vested at the time of closing.

                                 OTHER MATTERS

  As of the date of this proxy statement/prospectus, the Draper Board knows of no matters that will be presented for consideration at the Draper meeting other than as described in this proxy statement/prospectus. If any other matters shall properly come before the Draper meeting and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the management of Draper.

                                 LEGAL MATTERS

  The validity of the common stock to be issued in connection with the merger will be passed upon by Sullivan & Cromwell, Los Angeles, California, counsel for Zions. Lewis, Rice & Fingersh, L.C., St. Louis, Missouri, counsel for Draper, will pass on certain federal income tax consequences of the merger.

                                    EXPERTS

  The consolidated financial statements of Zions as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  Zions files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. In addition, you may read and copy Zions' SEC filings at the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1500. Zions' Internet address is www.zionsbank.com.

  Zions has filed a registration statement on Form S-4 to register with the SEC the Zions common stock to be issued to the holders of Draper common stock in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Zions in addition to being a proxy statement of Draper for the Draper special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

  The SEC allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about Zions, Zions' finances and Zions' common stock.

Zions' SEC Filings Incorporated by Reference

  . Annual Report on Form 10-K for the year ended December 31, 1999.

  . Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000,
    June 30, 2000 and September 30, 2000.

  . Definitive Proxy Statement on Form 14A, filed on April 26, 2000.

  . The description of Zions common stock and rights set forth in Zions' registration statements on Form 10 and Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating such descriptions.

  We incorporate by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the effective time of the merger.

  Zions has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Zions, and Draper has supplied all such information relating to Draper.

  If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. You can obtain documents incorporated by reference from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

    Zions Bancorporation,
    One South Main, Suite 1380
    Salt Lake City, Utah 84111
    Attention: Mr. Dale M. Gibbons, Secretary
    Tel: (801) 524-4787.

  If you would like to request documents from us, please do so by January 15, 2001, in order to receive them prior to the Draper special meeting.

  You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the Draper proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated December 7, 2000. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of shares of Zions common stock in the merger shall create any implication to the contrary.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  Zions has used and incorporated by reference "forward-looking statements" in this proxy statement/prospectus, including one or more of the following:

  . projections of revenues, income, earnings per share, capital expenditures, dividends, capital structure or other financial items;

  . descriptions of plans or objectives of management for future operations, products or services;

  . forecasts of future economic performance; and

  . descriptions of assumptions underlying or relating to any of the foregoing.

  Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "will permit", "will afford", "believes", "expects", "may", "should", "projected", "contemplates", or "anticipates". These statements are within the meaning of

Section 27A of the Securities Act and Section 21E of the Exchange Act and are subject to risks and uncertainties that could cause our actual results to differ materially. Zions has used these statements to describe our expectations and estimates in various sections of this proxy statement/prospectus.

  Factors that might cause such differences include, but are not limited to: the timing of closing the proposed merger being delayed; competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which Zions conducts its operations, being less favorable than expected; the cost and effort required to integrate aspects of the operations of the companies being more difficult than expected; expected cost savings from the proposed merger not being fully realized or realized within the expected time frame; and legislation or regulatory changes which adversely affect the ability of Zions to conduct its current and future operations. Zions disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included in this proxy statement/prospectus to reflect future events or developments. Zions' actual results could differ materially from those set forth in the forward-looking statements because of many reasons, including the risk factors listed above. This list may not be exhaustive.

                                   APPENDIX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                          AGREEMENT AND PLAN OF MERGER

                          dated as of October 10, 2000

                                 by and between

                              Zions Bancorporation

                                      and

                                 Draper Bancorp


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
RECITALS................................................................... A-4

                                   ARTICLE I

                              Certain Definitions

1.01 Certain Definitions.................................................... A-4

                                   ARTICLE II

                                   The Merger

2.01 The Merger............................................................. A-8
2.02 Effective Date and Effective Time...................................... A-8
2.03 Plan of Merger......................................................... A-8

                                  ARTICLE III

                       Consideration; Exchange Procedures

3.01 Merger Consideration..................................................  A-9
3.02 Rights as Stockholders; Stock Transfers...............................  A-9
3.03 Fractional Shares.....................................................  A-9
3.04 Exchange Procedures...................................................  A-9
3.05 Anti-Dilution Provisions.............................................. A-10
3.06 Options............................................................... A-11
3.07 Dissenters' Rights.................................................... A-11

                                   ARTICLE IV

                          Actions Pending Acquisition

4.01 Forebearances of Company.............................................. A-11
4.02 Forebearances of Zions................................................ A-13

                                   ARTICLE V

                         Representations and Warranties

5.01 Disclosure Schedules.................................................. A-13
5.02 Standard.............................................................. A-14
5.03 Representations and Warranties of Company............................. A-14
5.04 Representations and Warranties of Zions............................... A-20

                                   ARTICLE VI

                                   Covenants

6.01 Reasonable Best Efforts............................................... A-21
6.02 Stockholder Approval.................................................. A-21
6.03 Registration Statement................................................ A-22
6.04 Press Releases........................................................ A-22
6.05 Access; Information................................................... A-22
6.06 Acquisition Proposals................................................. A-23
6.07 Affiliate Agreements.................................................. A-23
6.08 Takeover Laws......................................................... A-24
6.09 Certain Policies...................................................... A-24
6.10 Nasdaq Listing........................................................ A-24
6.11 Regulatory Applications............................................... A-24
6.12 Indemnification; Director and Officers' Insurance..................... A-24
6.13 Benefit Plans......................................................... A-25
6.14 Accountants' Letters.................................................. A-25
6.15 Notification of Certain Matters....................................... A-26
6.16 Other Agreements...................................................... A-26

                                  ARTICLE VII

                    Conditions to Consummation of the Merger

7.01 Conditions to Each Party's Obligation to Effect the Merger............ A-26
7.02 Conditions to Obligation of Company................................... A-27
7.03 Conditions to Obligation of Zions..................................... A-27

                                  ARTICLE VIII

                                  Termination

8.01 Termination........................................................... A-28
8.02 Effect of Termination and Abandonment................................. A-29

                                   ARTICLE IX

                                 Miscellaneous

9.01 Survival.............................................................. A-29
9.02 Waiver; Amendment..................................................... A-29
9.03 Counterparts.......................................................... A-29
9.04 Governing Law; Waiver of Jury Trial................................... A-29
9.05 Expenses.............................................................. A-29
9.06 Notices............................................................... A-29
9.07 Entire Understanding; No Third Party Beneficiaries.................... A-30
9.08 Interpretation; Effect................................................ A-30

EXHIBIT A Form of Affiliate Agreement
EXHIBIT B Form of Voting Agreement
EXHIBIT C Employment Agreement
EXHIBIT D Voting and Non-Competition Agreement

  AGREEMENT AND PLAN OF MERGER, dated as of October 10, 2000 (this "Agreement"), by and between Draper Bancorp ("Company") and Zions
Bancorporation ("Zions").

                                    RECITALS

  A. Draper Bancorp. Draper Bancorp is a Utah corporation, having its principal place of business in Draper, Utah.

  B. Zions Bancorporation. Zions Bancorporation is a Utah corporation, having its principal place of business in Salt Lake City, Utah.

  C. Intentions of the Parties. It is the intention of the parties to this Agreement that the business combination contemplated hereby be accounted for under the "pooling-of-interests" accounting method and be treated as a "reorganization" under Section 368 of the Internal Revenue Code of 1986 as amended (the "Code").

  D. Board Action. The respective Boards of Directors of each of Zions and Company have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein.

  NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the parties agree as follows:

                                   ARTICLE I

                              Certain Definitions

  1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

    "Acquisition Proposal" means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Company or any of its Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

    "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

    "Average Closing Price" means the average of the daily closing (4:00 p.m. New York time) prices of Zions Common Stock on Nasdaq (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) for the fifteen consecutive full Nasdaq Trading Days in which such shares are traded on Nasdaq ending at the close of trading on the Determination Date.

    "Benefit Plans" has the meaning set forth in Section 5.03(m).

    "Business Combination" has the meaning set forth in Section 3.05.

    "Code" has the meaning set forth in the recitals.

    "Company" has the meaning set forth in the preamble to this Agreement.

    "Company Affiliate" has the meaning set forth in Section 6.07(a).

    "Company Board" means the Board of Directors of Company.

    "Company Bank" means Draper Bank, a Utah banking corporation and a wholly owned subsidiary of Company.

    "Company By-Laws" means the By-laws of Company.

    "Company Certificate" means the Articles of Incorporation of Company.

    "Company Meeting" has the meaning set forth in Section 6.02.

    "Company Stock" means the common stock, par value $10.00 per share, of Company.

    "Company Stock Option"has the meaning set forth in Section 3.06.

    "Company Stock Plans" means the Company's 1998 Incentive Stock Option Plan and the 1999 Nonqualified Stock Option Plan.

    "Corporations Division" has the meaning set forth in Section 2.01(b).

    "Costs" has the meaning set forth in Section 6.12(a).

    "Covered Transactions" has the meaning set forth in Section 5.03(o).

    "Determination Date" means the date that is five Nasdaq Trading Days prior to the Effective Date.

    "Disclosure Schedule" has the meaning set forth in Section 5.01.

    "Dissenters' Shares" means shares as to which holders have perfected their rights to dissent under the URBCA.

    "DOL" has the meaning set forth in Section 5.03(m).

    "Effective Date" means the date on which the Effective Time occurs.

    "Effective Price" means the weighted average trading price of Zions Common Stock on Nasdaq (as reported on Bloomberg or, if not reported therein, in another mutually agreed upon authoritative source) for the Nasdaq Trading Day immediately preceding the Effective Date.

    "Effective Time" means the effective time of the Merger, as provided for in Section 2.02

    "Employment Agreement" has the meaning set forth in Section 6.16.

    "Employees" has the meaning set forth in Section 5.03(m).

    "Environmental Law" has the meaning set forth in Section 5.03(p).

    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

    "ERISA Affiliate" has the meaning set forth in Section 5.03(m).

    "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

    "Exchange Agent" has the meaning set forth in Section 3.04.

    "Exchange Fund" has the meaning set forth in Section 3.04.

    "Exchange Ratio" has the meaning set forth in Section 3.01.

    "Execution Price" means the closing price of Zions Common Stock on Nasdaq (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) on the date hereof.

    "FDIC" means the Federal Deposit Insurance Corporation.

    "Federal Reserve" means the Board of Governors of the Federal Reserve
  System.

    "Governmental Authority" means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

    "Hazardous Substance" has the meaning set forth in Section 5.03(p).

    "Indemnified Party" has the meaning set forth in Section 6.12(a).

    "Insurance Policy" has the meaning set forth in Section 5.03(t).

    "Liens" means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance.

    "Material Adverse Effect" means, with respect to Zions or Company, any effect that (i) is material and adverse to the financial position, results of operations or business of Zions and its Subsidiaries taken as a whole or Company and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Zions or Company to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally and (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles.

    "Maximum Amount" has the meaning set forth in Section 6.12(c).

    "Merger" has the meaning set forth in Section 2.01.

    "Merger Consideration" has the meaning set forth in Section 2.01.

    "Multiemployer Plans" has the meaning set forth in Section 5.03(m).

    "Nasdaq" means The Nasdaq Stock Market, Inc.'s National Market.

    "Nasdaq Trading Day" means each weekday other than any day on which Zions Common Stock is not available for trading on Nasdaq.

    "New Certificate" has the meaning set forth in Section 3.04.

    "Old Certificate" has the meaning set forth in Section 3.04.

    "Person" means any individual, bank, corporation, partnership, association, joint-stock company, business trust or unincorporated organization.

    "Pension Plan" has the meaning set forth in Section 5.03(m).

    "Plans" has the meaning set forth in Section 5.03(m).

    "Previously Disclosed" by a party shall mean information set forth in its Disclosure Schedule.

    "Proxy Statement" has the meaning set forth in Section 6.03.

    "Registration Statement" has the meaning set forth in Section 6.03.

    "Regulatory Authority" has the meaning set forth in Section 5.03(i).

    "Replacement Option" has the meaning set forth in Section 3.06.

    "Representatives" means, with respect to any Person, such Person's directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.

    "Rights" means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

    "SEC" means the Securities and Exchange Commission.

    "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

    "Subsidiary" and "Significant Subsidiary" have the meanings ascribed to them in Rule1-02 of Regulation S-X of the SEC.

    "Surviving Corporation" has the meaning set forth in Section 2.01.

    "Takeover Laws" has the meaning set forth in Section 5.03(o).

    "Tax" and "Taxes" means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Date.

    "Tax Returns" means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

    "Treasury Stock" shall mean shares of Company Stock held by Company or any of its Subsidiaries or by Zions or any of its Subsidiaries, in each case other than in a fiduciary (including custodial or agency) capacity or as a result of debts previously contracted in good faith.

    "URBCA" means the Utah Revised Business Corporation Act.

    "Voting Agreements" has the meaning set forth in Section 6.16.

    "Voting and Non-Competition Agreement" has the meaning set forth in
  Section 6.16.

    "Zions" has the meaning set forth in the preamble to this Agreement.

    "Zions Board" means the Board of Directors of Zions.

    "Zions Common Stock" means the common stock, no par value per share, of Zions together with any rights attached thereto under or by virtue of the Shareholder Protection Rights Agreement, dated September 27, 1996, between Zions and Zions First National Bank, as rights agent.

    "Zions Preferred Stock" means the preferred stock, no par value per share, of Zions.

    "Zions SEC Documents" means its annual reports on Form 10-K, as amended, for the fiscal years ended December 31, 1997, 1998 and 1999 and all other reports, registration statements, definitive proxy statements or information statements filed by Zions subsequent to December 31, 1999 under the Securities Act or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

                                   ARTICLE II

                                   The Merger

  2.01 The Merger. (a) At the Effective Time, Company shall merge with and into Zions (the "Merger"), the separate corporate existence of Company shall cease and Zions shall survive and continue to exist as a Utah corporation (Zions, as the surviving corporation in the Merger, sometimes being referred to herein as the "Surviving Corporation"). Zions may at any time prior to the Effective Time change the method of effecting the combination with Company (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Company Stock as provided for in this Agreement (the "Merger Consideration"), (ii) adversely affect the tax treatment of Company's stockholders as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

  (b) Subject to the satisfaction or waiver of the conditions set forth in
Article VII, the Merger shall become effective upon the occurrence of the filing in the office of the Utah Division of Corporations and Commercial Code (the "Corporations Division") of articles of merger in accordance with Section 16-10a-1105 of the URBCA or such later date and time as may be set forth in such articles. The Merger shall have the effects prescribed in the URBCA.

  (c) Articles of Incorporation and By-Laws. The articles of incorporation and by-laws of Zions immediately after the Merger shall be those of Zions as in effect immediately prior to the Effective Time.

  (d) Directors and Officers of the Surviving Corporation. The directors and officers of Zions immediately after the Merger shall be the directors and officers of Zions immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

  2.02 Effective Date and Effective Time. On such date as Zions selects (and promptly provides notice thereof to the Company), which shall be within ten days after the last to occur of the expiration of all applicable waiting periods in connection with approvals of governmental authorities and the receipt of all approvals of governmental authorities and all conditions to the consummation of the Merger are satisfied or waived, or on such earlier or later date as may be agreed in writing by the parties, articles of merger shall be executed in accordance with all appropriate legal requirements and shall be filed as required by law, and the Merger provided for herein shall become effective upon such filing or on such date as may be specified in such articles of merger. The date of such filing or such later effective date is herein called the "Effective Date". The "Effective Time" of the Merger shall be the time of such filing or as set forth in such articles of merger.

  2.03 Plan of Merger. At the request of Zions, Zions and Company shall enter into a separate plan of merger or articles of merger reflecting the terms hereof for purposes of any filing requirement of the URBCA.

                                  ARTICLE III

                       Consideration; Exchange Procedures

  3.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

    (a) Outstanding Company Stock. Each share, excluding Treasury Stock and Dissenters' Shares, of Company Stock issued and outstanding immediately prior to the Effective Time shall become and be converted into that number of shares of Zions Common Stock (the "Exchange Ratio") determined by dividing the Consideration Number by the sum of (x) the number of shares of Company Stock that shall be issued and outstanding at the Effective Time and (y) the number of shares of Company Stock issuable upon the exercise of Company Stock Options immediately prior to the Effective Time.

      As used in this section:

      (i) If the Average Closing Price is greater than or equal to the Execution Price, the term "Consideration Number" will mean the number obtained by dividing $81,500,000 by the lesser of the Average Closing Price and the Effective Price,

       or

      (ii) If the Average Closing Price is less than the Execution Price, the term "Consideration Number" will mean the number obtained by dividing $81,500,000 by the greater of the Average Closing Price and the Effective Price.

    The Exchange Ratio shall be subject to adjustment as set forth in Sections 3.05.

    (b) Outstanding Zions Stock. Each share of Zions Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

    (c) Treasury Shares. Each share of Company Stock held as Treasury Stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

  3.02 Rights as Stockholders; Stock Transfers. At the Effective Time, holders of Company Stock shall cease to be, and shall have no rights as, stockholders of Company, other than to receive any dividend or other distribution with respect to such Company Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of Company or the Surviving Corporation of shares of Company Stock.

  3.03 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Zions Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, each holder of Company Stock who would otherwise be entitled to a fractional share of Zions Common Stock (after taking into account all Old Certificates delivered by such holder) will receive, instead of the fractional amount, one additional share of Zions Common Stock.

  3.04 Exchange Procedures. (a) At or prior to the Effective Time, Zions shall deposit, or shall cause to be deposited, with such bank or trust company as Zions shall elect (in such capacity, the "Exchange Agent"), for the benefit of the holders of certificates formerly representing shares of Company Stock ("Old Certificates"), for exchange in accordance with this Article III, certificates representing the shares of Zions Common Stock ("New Certificates") (such New Certificates, together with any dividends or distributions with a record date occurring after the Effective Date with respect thereto (without any interest on any such cash, dividends or distributions), being hereinafter referred to as the "Exchange Fund") to be paid pursuant to this Article III in exchange for outstanding shares of Company Stock.

  (b) As soon as practicable after the Effective Date but not more than five business days thereafter, Zions shall send or cause to be sent to each former holder of record of shares of Company Stock immediately prior to the Effective Time transmittal materials for use in exchanging such stockholder's Old Certificates for the consideration set forth in this Article III. Zions shall cause the New Certificates into which shares of a stockholder's Company Stock are converted on the Effective Date or dividends or distributions which such person shall be entitled to receive to be delivered to such stockholder upon delivery to the Exchange Agent of Old Certificates representing such shares of Company Stock (or an affidavit of lost certificate and, if required by the Exchange Agent, indemnity reasonably satisfactory to Zions and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such stockholder. No interest will be paid in respect of dividends or distributions which any such person shall be entitled to receive pursuant to this Article III upon such delivery. In the event of a transfer of ownership of any shares of Company Stock not registered in the transfer records of Company, the exchange described in this Section 3.04(b) may nonetheless be effected if the Old Certificate representing such Company Stock is presented to the Exchange Agent, accompanied by documents sufficient, in the discretion of Zions and the Exchange Agent, (i) to evidence and effect such transfer but for the provisions of Section 3.02 hereof and (ii) to evidence that all applicable stock transfer taxes have been paid.

  (c) If Old Certificates are not surrendered or the consideration therefor is not claimed prior to the date on which such consideration would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed consideration shall, to the extent permitted by abandoned property and any other applicable law, become the property of the Surviving Corporation (and to the extent not in its possession shall be paid over to the Surviving Corporation), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Company Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  (d) At the election of Zions, no dividends or other distributions with respect to Zions Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Company Stock converted in the Merger into the right to receive shares of such Zions Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04, and no such shares of Company Stock shall be eligible to vote until the holder of Old Certificates is entitled to receive New Certificates in accordance with the procedures set forth in this
Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Zions Common Stock such holder had the right to receive upon surrender of the Old Certificate.

  (e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Company for six months after the Effective Time shall be returned by the Exchange Agent to Zions. Any stockholders of Company who have not theretofore complied with this Article III shall thereafter look only to Zions for payment of the shares of Zions Common Stock, unpaid dividends and distributions on Zions Common Stock deliverable in respect of each share of Company Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

  3.05 Anti-Dilution Provisions. In the event Zions changes (or establishes a record date for changing) the number of shares of Zions Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Zions Common Stock and the record date therefor shall be after the date hereof but prior to the Nasdaq Trading Day immediately preceding the Effective Date, the applicable prices used in calculating the Average Closing Price, the Effective Price and the Execution Price shall be appropriately or proportionately adjusted. If, between the date hereof and the Effective Time, Zions shall consolidate with or into any other corporation (a "Business Combination") and the terms thereof shall provide that Zions Common Stock shall be converted into or exchanged for the shares of any other corporation or entity, then provision shall be made as part of the terms of such Business Combination so that shareholders of Company who would be entitled to receive shares of Zions Common Stock pursuant to this Agreement shall be entitled to receive, in lieu of each share of Zions Common Stock issuable to such shareholders as provided herein, the same kind and amount of securities or assets as shall be distributable upon such Business Combination with respect to one share of Zions Common Stock.

  3.06 Options. At the Effective Time, each outstanding option to purchase shares of Company Stock under the Company Stock Plans (each, a "Company Stock Option"), whether vested or unvested, shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option, the number of shares of Zions Common Stock equal to (a) the number of shares of Company Stock subject to the Company Stock Option, multiplied by (b) the Exchange Ratio (such product rounded to the nearest whole number) (a "Replacement Option"), at an exercise price per share (rounded to the nearest whole cent) equal to (y) the aggregate exercise price for the shares of Company Stock which were purchasable pursuant to such Company Stock Option divided by (z) the number of full shares of Zions Common Stock subject to such Replacement Option in accordance with the foregoing. Notwithstanding the foregoing, each Company Stock Option which is intended to be an "incentive stock option" (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code. At or prior to the Effective Time, Company shall take all action, if any, necessary with respect to the Company Stock Plans to permit the replacement of the outstanding Company Stock Options by Zions pursuant to this Section. At the Effective Time, Zions shall assume the Company Stock Plans; provided, that such assumption shall be only in respect of the Replacement Options and that Zions shall have no obligation with respect to any awards under the Company Stock Plans other than the Replacement Options and shall have no obligation to make any additional grants or awards under such assumed Company Stock Plans.

  3.07 Dissenters' Rights. Any dissenting shareholder who shall be entitled to be paid the "fair value" of his or her Dissenters' Shares, as provided in
Section 16-10a-1301 et seq. of the URBCA, shall not be entitled to the merger consideration in respect thereof provided for under Section 3.01(a) unless and until such dissenting shareholder shall have failed to perfect or shall have effectively withdrawn or lost such dissenting shareholder's right to dissent from the Merger under the URBCA, and shall be entitled to receive only the payment provided for by Section 16-10a-1302 of the URBCA with respect to such Dissenters' Shares. If any dissenting shareholder shall fail to perfect or shall have effectively withdrawn or lost such right to dissent, the Dissenters' Shares held by such dissenting shareholder shall thereupon be treated as though such Dissenters' Shares had been converted into the right to receive the merger consideration pursuant to Section 3.01(a) hereof.

                                   ARTICLE IV

                          Actions Pending Acquisition

  4.01 Forebearances of Company. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Zions, Company will not, and will cause each of its Subsidiaries not to:

    (a) Ordinary Course. Conduct the business of Company and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, take any action that would adversely affect or delay the ability of Company, Zions or any of their Subsidiaries to perform any of their obligations on a timely basis under this Agreement, or take any action that is reasonably likely to have a Material Adverse Effect on the Company or its Subsidiaries, taken as a whole.

    (b) Capital Stock. Other than pursuant to Rights Previously Disclosed,
  (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Company Stock or any Rights, (ii) enter into any agreement with respect to the foregoing or (iii) permit any additional shares of Company Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights.

    (c) Dividends, Etc. (i) Make, declare, pay or set aside for payment any dividend (other than (A) quarterly cash dividends in an amount not to exceed $4.00 per share with record and payment dates consistent with past practice and (B) dividends from wholly owned Subsidiaries to Company or another wholly owned Subsidiary of Company) on or in respect of, or declare or make any distribution on any shares of Company Stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

    (d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Company or its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (ii) for other changes that are required by applicable law, (iii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or (iv) for grants of awards to newly hired employees consistent with past practice.

    (e) Benefit Plans. Enter into, establish, adopt or amend (except (i) as may be required by applicable law or (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Company or its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

    (f) Dispositions. Except as Previously Disclosed, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that is not material to it and its Subsidiaries taken as a whole.

    (g) Acquisitions. Except as Previously Disclosed, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that is not material to the Company and its Subsidiaries, taken as a whole.

    (h) Capital Expenditures. Except as Previously Disclosed, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $50,000 individually or $250,000 in the aggregate.

    (i) Governing Documents. Amend the Company Certificate, Company By-Laws or the certificate of incorporation or by-laws (or similar governing documents) of any of Company's Subsidiaries.

    (j) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles.

    (k) Contracts. Except in the ordinary course of business consistent with past practice, enter into or terminate any material contract (as defined in Section 5.03(k)) or amend or modify in any material respect any of its existing material contracts.

    (l) Claims. Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding involving solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Company and its Subsidiaries, taken as a whole.

    (m) Adverse Actions. (a) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying (i) for "pooling-of-interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

    (n) Risk Management. Except as required by applicable law or regulation,
  (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means recommended by Zions, to avoid any material increase in its aggregate exposure to interest rate risk.

    (o) Indebtedness. Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice.

    (p) Commitments. Agree or commit to do any of the foregoing.

  4.02 Forebearances of Zions. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of the Company, Zions will not, and will cause each of its Subsidiaries not to:

    (a) Ordinary Course. Take any action that would adversely affect or delay the ability of Company or Zions to perform any of their obligations on a timely basis under this Agreement, or take any action that is reasonably likely to have a Material Adverse Effect on Zions or its Subsidiaries, taken as a whole.

    (b) Adverse Actions. (a) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying (i)for "pooling-of-interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

                                   ARTICLE V

                         Representations and Warranties

  5.01 Disclosure Schedules. On or prior to the date hereof, Zions has delivered to Company a schedule and Company has delivered to Zions a schedule (respectively, its "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section
5.03 or 5.04; provided, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by
Section 5.02, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.

  5.02 Standard. No representation or warranty of Company or Zions contained in
Section 5.03 or 5.04 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04 has had or is reasonably likely to have a Material Adverse Effect on the party making such representation or warranty.

  5.03 Representations and Warranties of Company. Subject to Sections 5.01 and
5.02 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, Company hereby represents and warrants to Zions:

    (a) Organization, Standing and Authority. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah. Company is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

    (b) Company Stock. As of the date hereof, the authorized capital stock of Company consists solely of 500,000 shares of Company Stock, of which no more than 362,688 shares were outstanding as of the date hereof. As of the date hereof, no shares of Company Stock were held in treasury by Company or otherwise owned by Company or its Subsidiaries. The outstanding shares of Company Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). As of the date hereof, there are no shares of Company Stock authorized and reserved for issuance, Company does not have any Rights issued or outstanding with respect to Company Stock, and Company does not have any commitment to authorize, issue or sell any Company Stock or Rights, except pursuant to this Agreement and the Company Stock Plans. The number of shares of Company Stock which are issuable and reserved for issuance upon exercise of Company Stock Options as of the date hereof are Previously Disclosed in Company's Disclosure Schedule.

    (c) Subsidiaries. (i)(A) Company has Previously Disclosed a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary, (B) Company owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to it or its wholly owned Subsidiaries) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly-owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (F) all the equity securities of each Subsidiary held by Company or its Subsidiaries are fully paid and nonassessable (except pursuant to applicable Utah law) and are owned by Company or its Subsidiaries free and clear of any Liens.

    (ii) Company does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its Subsidiaries.

    (iii) Each of Company's Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

    (d) Corporate Power. Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

    (e) Corporate Authority. Subject in the case of this Agreement to receipt of the requisite approval of the agreement of merger set forth in this Agreement by the holders of a majority of the outstanding shares of Company Stock entitled to vote thereon, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Company and the Company Board on or prior to the date hereof. This Agreement is a valid and legally binding obligation of Company, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). The Company Board of Directors has received the written opinion of Hovde Financial LLC to the effect that as of the date hereof the consideration to be received by the holders of Company Stock in the Merger is fair to the holders of Company Stock from a financial point of view.

    (f) Regulatory Approvals; No Defaults. (i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery or performance by Company of this Agreement or to consummate the Merger except for (A) filings of applications or notices with federal and Utah banking authorities, (B) filings with the SEC and state securities authorities and the approval of this Agreement by the stockholders of Company, and (C) the filing of articles of merger with the Corporations Division pursuant to the URBCA and the issuance of a related certificate of merger. As of the date hereof, Company is not aware of any reason why the approvals set forth in
  Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

    (ii) Subject to receipt of the regulatory approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Company or of any of its Subsidiaries or to which Company or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Company Certificate or the Company By-Laws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

    (g) Financial Reports. (i) Each of the balance sheets contained in the Company's audited financial statements as of December 31, 1997, 1998 and 1999 and in Company's unaudited financial statements as of June 30, 2000 (including, in the case of the audited financial statements, the related notes and schedules thereto) fairly presents the financial position of Company and its Subsidiaries as of its date, and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in such audited and June 30, 2000 financial statements (including, in the case of the audited financial statements, any related notes and schedules thereto) fairly presents the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of Company and its Subsidiaries for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

    (ii) Since December 31, 1999, Company and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

    (iii) Since December 31, 1999, (A) Company and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Company.

    (h) Litigation. No litigation, claim or other proceeding before any court or governmental agency is pending against Company or any of its Subsidiaries and, to Company's knowledge, no such litigation, claim or other proceeding has been threatened.

    (i) Regulatory Matters. (i) Neither Company nor any of its Subsidiaries or any of their properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Utah Commissioner of Financial Institutions, the Federal Reserve and the FDIC) or the supervision or regulation of it or any of its Subsidiaries (collectively, the "Regulatory Authorities").

    (ii) Neither it nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

    (j) Compliance with Laws. Company and each of its Subsidiaries:

      (i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

      (ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company's knowledge, no suspension or cancellation of any of them is threatened; and

      (iii) has received, since December 31, 1998, no notification or communication from any Governmental Authority (A) asserting that Company or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Company's knowledge, do any grounds for any of the foregoing exist).

    (k) Material Contracts; Defaults. Except as Previously Disclosed in its Disclosure Schedule, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a "material contract" within the meaning of Item 601(b)(10) of the SEC's Regulation S-K or (ii) that materially restricts the conduct of business by it or any of its Subsidiaries. Neither it nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

    (l) No Brokers. No action has been taken by Company that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a Previously Disclosed fee to be paid to Hovde Financial LLC.

    (m) Employee Benefit Plans. (i) All benefit and compensation plans, contracts, policies or arrangements covering current employees or former employees of Company and its subsidiaries (the "Employees") and current or former directors of Company, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the "Benefit Plans"), are Previously Disclosed in the Disclosure Schedule. True and complete copies of all Benefit Plans, including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans, and all amendments thereto have been provided or made available to Zions.

    (ii) All employee benefit plans, other than "multiemployer plans" within the meaning of Section 3(37) of ERISA, covering Employees (the "Plans"), to the extent subject to ERISA, are in substantial compliance with ERISA. The Company is not a party to any "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under Section 401(a) of the Code. There is no material pending or threatened litigation relating to the Plans. Neither Company nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

    (iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Company under Section 4001 of ERISA or
  Section 414 of the Code (an "ERISA Affiliate"). Neither Company, any of its Subsidiaries nor an ERISA Affiliate has contributed to a "multiemployer plan", within the meaning of Section 3(37) of ERISA, at any time on or after September 26, 1980. No notice of a "reportable event", within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Plan.

    (iv) All contributions required to be made under the terms of any Plan have been timely made or have been reflected on the consolidated financial statements of Company. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither Company nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

    (v) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities", within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Plan's most recent actuarial valuation), did not exceed the then current value of the assets of such Plan, and there has been no material change in the financial condition of such Plan since the last day of the most recent plan year.

    (vi) Neither Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Plan. Company or its Subsidiaries may amend or terminate any such Benefit Plan at any time without incurring any liability thereunder.

    (vii) The consummation of the transactions contemplated by this Agreement will not (x) entitle any employees of Company or any of its Subsidiaries to severance pay, (y) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans or (z) result in any breach or violation of, or a default under, any of the Benefit Plans. Without limiting the foregoing, as a result of the consummation of the transactions contemplated by this Agreement, none of Zions, Company, or any of its Subsidiaries will be obligated to make a payment to an individual that would be a "parachute payment" to a disqualified individual" as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

    (n) Labor Matters. Neither Company nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Company or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Company or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Company's knowledge, threatened, nor is Company aware of any activity involving its or any of its Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

    (o) Takeover Laws. Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby (the "Covered Transactions") are exempt from, the requirements of any "moratorium", "control share", "fair price", "affiliate transaction", "business combination" or other antitakeover laws and regulations of the State of Utah (collectively, "Takeover Laws").

    (p) Environmental Matters. (i) Company and each of its Subsidiaries has complied at all times with applicable Environmental Laws; (ii) no real property (including buildings or other structures) currently or formerly owned or operated by Company or any of its Subsidiaries, or any property in which Company or any of its Subsidiaries has held a security interest, lien or a fiduciary or management role ("Loan Property"), has been contaminated with, or has had any release of, any Hazardous Substance; (iii) neither Company nor any of its Subsidiaries could be deemed the owner or operator of any Loan Property under any Environmental Law which such Loan Property has been contaminated with, or has had any release of, any Hazardous Substance; (iv) neither Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither Company nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (vi) neither Company nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; (vii) to the best of Company's knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving Company or any of its Subsidiaries, any currently or formerly owned or operated property, or any Loan Property, that could reasonably be expected to result in any claims, liability or investigations against Company or any of its Subsidiaries or result in any restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (viii) Company has delivered to Zions copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to Company, any Subsidiary of Company, any currently or formerly owned or operated property or any Loan Property.

      As used herein, the term "Environmental Law" means any federal, state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance and the term "Hazardous Substance" means any substance in any concentration that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or
    (C) any other substance which is or may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

    (q) Tax Matters. (i) (A) All Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to Company and its Subsidiaries have been duly filed, (B) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been paid in full, (C) the Tax Returns referred to in clause (A) have been examined by the Internal Revenue Service or the appropriate Tax authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (D) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (E) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending, and (F) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of Company or its Subsidiaries. Company has made available to Zions true and correct copies of the United States federal income Tax Returns filed by Company and its Subsidiaries for each of the three most recent fiscal years ended on or before December 31, 1999. Neither Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by Company's financial statements referred to in Section 5.03(g) in excess of the amounts accrued with respect thereto that are reflected in Company's financial statements referred to in Section 5.03(g). Neither Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement, is or has been a member of an affiliated group filing consolidated or combined Tax returns (other than a group the common parent of which is or was Company) or otherwise has any liability for the Taxes of any person (other than Company and its Subsidiaries). As of the date hereof, neither Company nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

    (ii) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement.

    (r) Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Company's own account, or for the account of one or more of Company's Subsidiaries or their customers (all of which are listed on Company's Disclosure Schedule), if any, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Company or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and are in full force and effect. Neither Company nor its Subsidiaries, nor to Company's knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

    (s) Books and Records. The books and records of Company and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the financial position of Company and its Subsidiaries.

    (t) Insurance. Company has Previously Disclosed all of the insurance policies, binders, or bonds maintained by Company or its Subsidiaries ("Insurance Policies"). Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; Company and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

    (u) Accounting Treatment. As of the date hereof, Company is not aware of any reason why the Merger will fail to qualify for "pooling-of-interests" accounting treatment.

  5.04 Representations and Warranties of Zions. Subject to Sections 5.01 and
5.02 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, Zions hereby represents and warrants to Company as follows:

    (a) Organization, Standing and Authority. Zions is duly organized, validly existing and in good standing under the laws of the State of Utah. Zions is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Zions has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

    (b) Zions Stock. As of the date hereof, the authorized capital stock of Zions consists solely of 200,000,000 shares of Zions Common Stock, of which no more than 88,000,000 shares were outstanding as of the date hereof and 3,000,000 shares of Zions Preferred Stock, of which no shares were outstanding as of the date hereof.

    (c) Corporate Power. Zions and each of its Significant Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Zions has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

    (d) Corporate Authority. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Zions and its Board of Directors. This Agreement is a valid and legally binding agreement of Zions enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

    (e) Regulatory Approvals; No Defaults. (i) No consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality or with any third party are required to be made or obtained by Zions or any of its Subsidiaries in connection with the execution, delivery or performance by Zions of this Agreement or to consummate the Merger except for (A) the filing of applications and notices, as applicable, with the federal and state banking authorities; (B) approval of the listing on the Nasdaq of Zions Common Stock to be issued in the Merger; (C) the filing and declaration of effectiveness of the Registration Statement; (D) the filing of articles of merger with the Corporations Division pursuant to the URBCA and the issuance of a related certificate of merger; (E) such filings as are required to be made or approvals as are required to be obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of Zions Stock in the Merger; and (F) receipt of the approvals set forth in Section 7.01(b). As of the date hereof, Zions is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

    (ii) Subject to receipt of the regulatory approvals referred to in the preceding paragraph and expiration of the related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Zions or of any of its Subsidiaries or to which Zions or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the certificate of incorporation or by-laws (or similar governing documents) of Zions or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

    (f) Financial Reports and SEC Documents; Material Adverse Effect. (i) Zions' SEC Documents, as of the date filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Zions and its Subsidiaries as of its date, and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of Zions and its Subsidiaries for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

    (ii) Since December 31, 1999, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to it.

    (g) No Brokers. No action has been taken by Zions that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement.

    (h) Accounting Treatment; Tax Matters. As of the date hereof, it is aware of no reason why the Merger will fail to qualify for "pooling-of-interests" accounting treatment. As of the date hereof, neither Zions nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

                                   ARTICLE VI

                                   Covenants

  6.01 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Company and Zions agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

  6.02 Stockholder Approval. Company agrees to take, in accordance with applicable law and the Company Certificate and the Company By-Laws, all action necessary to convene an appropriate meeting of its stockholders to consider and vote upon the approval and adoption of this Agreement and any other matters required to be approved by Company's stockholders for consummation of the Merger (including any adjournment or postponement, the "Company Meeting"), in each case as promptly as practicable after the Registration Statement is declared effective. Except to the extent legally required for the discharge by the Company Board of its fiduciary duties as advised by counsel to the Company Board, the Company Board shall recommend such approval, and Company shall take all reasonable, lawful action to solicit such approval by its stockholders.

  6.03 Registration Statement. (a) Zions agrees to prepare a registration statement on Form S-4 or other applicable form (the "Registration Statement") to be filed by Zions with the SEC in connection with the issuance of Zions Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of Company constituting a part thereof (the "Proxy Statement") and all related documents). Company agrees to cooperate, and to cause its Subsidiaries to cooperate, with Zions, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement; and provided that Company and its Subsidiaries have cooperated as required above, Zions agrees to file the Registration Statement in preliminary form with the SEC as soon as reasonably practicable but not later than 45 days after the date hereof. Each of Company and Zions agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Zions also agrees to use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. Company agrees to furnish to Zions all information concerning Company, its Subsidiaries, officers, directors and stockholders as may be reasonably requested in connection with the foregoing.

  (b) Each of Company and Zions agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of Company and Zions further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, promptly to inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

  (c) Zions agrees to advise Company, promptly after Zions receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Zions Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

  6.04 Press Releases. Each of Company and Zions agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or Nasdaq rules (provided that the issuing party shall nevertheless provide the other party with notice of, and the opportunity to review, any such press release or written statement).

  6.05 Access; Information. (a) Company and Zions agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall afford the other party and the other party's officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as the requesting party may reasonably request and, during such period, the providing party shall furnish promptly to the requesting party (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (ii) all other information concerning the business, properties and personnel of it as the requesting party may reasonably request.

  (b) Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this
Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the providing party or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to the other party to be returned to the other party. No investigation by either party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party's obligation to consummate the transactions contemplated by this Agreement.

  (c) Company agrees to provide Zions with all annual and quarterly financial statements of the Company and its Subsidiaries prepared in accordance with generally accepted accounting principles consistently applied during the period(s) involved for each quarterly or annual period ending after June 30, 2000 but prior to the Effective Time, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements. Such financial statements shall include statements of income, changes in stockholders' equity and cash flows and results of operations (and, in the case of audited financial statements, the related notes and schedules thereto) and shall be provided by the Company promptly after they become available. Company further warrants that each of such financial statements will fairly present the financial position, results of operations, changes in stockholders' equity, changes in cash flow, and results of operations as of and for the periods to which they relate, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

  6.06 Acquisition Proposals. Company agrees that it shall not, and shall cause its Subsidiaries and its and its Subsidiaries' officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any Acquisition Proposal, except to the extent legally required for the discharge by the Company Board of its fiduciary duties as advised by counsel to the Company Board. Company shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Zions with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Company shall promptly (within 24 hours) advise Zions following the receipt by Company of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and advise Zions of any developments with respect to such Acquisition Proposal immediately upon the occurrence thereof.

  6.07 Affiliate Agreements. (a) Not later than the 15th day prior to the mailing of the Proxy Statement, Company shall deliver to Zions a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the Company Meeting, deemed to be an "affiliate" of Company (each, a "Company Affiliate") as that term is used in Rule 145 under the Securities Act or SEC Accounting Series Releases 130 and 135.

  (b) Company shall use its reasonable best efforts to cause each person who may be deemed to be a Company Affiliate to execute and deliver to Zions on or before the date of mailing of the Proxy Statement an agreement in the form attached hereto as Exhibit A.

  6.08 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

  6.09 Certain Policies. Prior to the Effective Date, Company shall, consistent with generally accepted accounting principles and on a basis mutually satisfactory to it and Zions, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Zions.

  6.10 Nasdaq Listing. Zions agrees to use its reasonable best efforts to list, prior to the Effective Date, on the Nasdaq, subject to official notice of issuance, the shares of Zions Common Stock to be issued to the holders of Company Stock in the Merger.

  6.11 Regulatory Applications. (a) Zions and Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Zions and Company shall make all required bank regulatory filings, including the appropriate filing with the Federal Reserve, within 30 days after the date hereof. Each of Zions and Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby.

  (b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

  6.12 Indemnification; Director and Officers' Insurance. (a) From and after the Effective Time through the fourth anniversary of the Effective Date, Zions agrees to indemnify and hold harmless each present and former director and officer of Company or any Subsidiary of Company determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including with respect to this Agreement or any of the transactions contemplated hereby), whether asserted, claimed or arising prior to, at or after the Effective Time, to the extent to which such Indemnified Parties were entitled under Utah law and the Company Certificate or the Company By-Laws in effect on the date hereof, and Zions shall also advance expenses as incurred to the extent permitted under Utah law and the Company Certificate and the Company By-Laws.

  (b) Any Indemnified Party wishing to claim indemnification under Section 6.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall as promptly as possible notify Zions thereof, but the failure to so notify shall not relieve Zions of any liability it may have to such Indemnified Party if such failure does not materially prejudice Zions. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Zions shall have the right to assume the defense thereof and Zions shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Zions elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are issues which raise conflicts of interest between Zions and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Zions shall pay the reasonable fees and expenses of one such counsel for the Indemnified Parties in any jurisdiction promptly as statements thereof are received, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Zions shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided, further, that Zions shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is not permitted or is prohibited by applicable law.

  (c) For a period of three years after the Effective Time, Zions shall use its reasonable best efforts to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Company (provided that Zions may substitute therefor policies of comparable coverage with respect to claims arising from facts or events which occurred before the Effective Time); provided, however, that in no event shall Zions be obligated to expend, in order to maintain or provide insurance coverage pursuant to this
Section 6.12(c), any amount per annum in excess of 125% of the amount of the annual premiums paid as of the date hereof by Company for such insurance (the "Maximum Amount"). If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Zions shall use all reasonable efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Amount. Notwithstanding the foregoing, prior to the Effective Time, Zions may request Company to, and Company shall, purchase insurance coverage, on such terms and conditions as shall be acceptable to Zions, extending for a period of three years Company's directors' and officers' liability insurance coverage in effect as of the date hereof (covering past or future claims with respect to periods before the Effective Time) and such coverage shall satisfy Zions' obligations under this Subsection (c).

  (d) If Zions or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of Zions shall assume the obligations set forth in this Section 6.12.

  6.13 Benefit Plans. Zions shall, from and after the Effective Time, provide former employees of Company who remain as employees of Zions, with employee benefit plans no less favorable in the aggregate than those provided to similarly situated employees of Zions. If any employee of Company or any subsidiary of Company becomes a participant in any employment benefit plan, practice or policy of the Surviving Corporation, such employee shall be given credit under such plan, practice or policy for all service prior to the Effective Date with Company or such subsidiary of Company for purposes of eligibility and vesting, but not for benefit accrual purposes, for which such service is taken into account or recognized, provided that there be no duplication of such benefits as are provided under any employee benefit plans, practices, or policies of Company or any subsidiary of Company that continue in effect following the Effective Time. In addition, Zions shall roll Company's existing 401(k) plan into Zion's 401(k) plan, and shall honor the employee severance plans listed in Section 5.03(m) of the Disclosure Schedule.

  6.14 Accountants' Letters. Each of Company and Zions shall use its reasonable best efforts to cause to be delivered to the other party, and to Zions' directors and officers who sign the Registration Statement, a letter of its respective independent auditors, dated (i) the date on which the Registration Statement shall become effective and (ii) a date shortly prior to the Effective Date, and addressed to such other party, and such directors and officers, in form and substance customary for "comfort" letters delivered by independent accountants in accordance with Statement of Accounting Standards No. 72.

  6.15 Notification of Certain Matters. Each of Company and Zions shall give prompt notice to the other of any fact, event or circumstance known to it that
(i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

  6.16 Other Agreements. The directors and certain officers of Company, in their capacities as shareholders, in exchange for good and valuable consideration, have executed and delivered to Zions voting agreements substantially in the form of Exhibit B hereto (the "Voting Agreements"), committing such persons, among other things, (i) to vote their shares of Company Stock in favor of the Agreement at the Company Meeting and (ii) to certain representations concerning the ownership of Company Stock and Zions Common Stock to be received in the Merger. In addition, Robert M. Daugherty has executed and delivered to Zions an employment agreement substantially in the form of Exhibit C hereto (the "Employment Agreement"), and W. James Tozer, Jr. has executed and delivered to Zions a voting and non-competition agreement W. substantially in the form of Exhibit D hereto (the "Voting and Non-Competition Agreement").

                                  ARTICLE VII

                    Conditions to Consummation of the Merger

  7.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each of Zions and Company to consummate the Merger is subject to the fulfillment or written waiver by Zions and Company prior to the Effective Time of each of the following conditions:

    (a) Stockholder Approvals. This Agreement and the Merger shall have been duly adopted by the requisite vote of the stockholders of Company.

    (b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Zions Board reasonably determines would (i) following the Effective Time, have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries taken as a whole or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that Zions would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

    (c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.

    (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

    (e) Blue Sky Approvals. All permits and other authorizations under state securities laws necessary to consummate the transactions contemplated hereby and to issue the shares of Zions Common Stock to be issued in the Merger shall have been received and be in full force and effect.

    (f) Listing. The shares of Zions Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

  7.02 Conditions to Obligation of Company. The obligation of Company to consummate the Merger is also subject to the fulfillment or written waiver by Company prior to the Effective Time of each of the following conditions:

    (a) Representations and Warranties. The representations and warranties of Zions set forth in this Agreement (subject to the standard set forth in Section 5.02) shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct as of such date), and Company shall have received a certificate, dated the Effective Date, signed on behalf of Zions by the Chief Executive Officer and the Chief Financial Officer of Zions to such effect.

    (b) Performance of Obligations of Zions. Zions shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Company shall have received a certificate, dated the Effective Date, signed on behalf of Zions by the Chief Executive Officer and the Chief Financial Officer of Zions to such effect.

    (c) Opinion of Company's Counsel. Company shall have received an opinion of Lewis, Rice & Fingersh, special counsel to Company, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger constitutes a "reorganization" within the meaning of Section 368 of the Code and (ii) no gain or loss will be recognized by stockholders of Company who receive shares of Zions Common Stock in exchange for shares of Company Stock, except with respect to cash received in lieu of fractional share interests. In rendering its opinion, Lewis, Rice & Fingersh may require and rely upon representations contained in letters from Company, Zions and stockholders of Company.

    (d) Accountants' Letters. Company shall have received the letters referred to in Section 6.14 from Zions' independent auditors.

    (e) Rights Plan. No Stock Acquisition Date (as such term is defined in the Shareholder Protection Rights Plan) shall have occurred under the Shareholder Protection Rights Plan prior to the Effective Time.

    (f) Fairness Opinion. Company shall have received the written opinion of Hovde Financial LLC to the effect that, as of the date of the mailing of the Proxy Statement to the shareholders of Company in connection with the Company Meeting, the consideration to be received by the holders of the Company Stock in the Merger is fair to the holders of the Company Stock from a financial point of view.

    (g) Accounting Treatment. Company shall have received from Company's independent auditors, letters, dated the date of or shortly prior to each of the mailing date of the Proxy Statement and the Effective Date, stating its opinion that the Merger shall qualify for pooling-of-interests accounting treatment.

  7.03 Conditions to Obligation of Zions. The obligation of Zions to consummate the Merger is also subject to the fulfillment or written waiver by Zions prior to the Effective Time of each of the following conditions:

    (a) Representations and Warranties. The representations and warranties of Company set forth in this Agreement (subject to the standard set forth in Section 5.02) shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct as of such date) and Zions shall have received a certificate, dated the Effective Date, signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to such effect.

    (b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Zions shall have received a certificate, dated the Effective Date, signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to such effect.

    (c) Opinion of Zions' Counsel. Zions shall have received an opinion of Sullivan & Cromwell, special counsel to Zions, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger constitutes a reorganization under
  Section 368 of the Code. In rendering its opinion, Sullivan & Cromwell may require and rely upon representations contained in letters from Company, Zions and stockholders of Company.

    (d) Accountants' Letters. Zions shall have received the letters referred to in Section 6.14 from Company's independent auditors.

    (e) Accounting Treatment. Zions shall have received from Zions' independent auditors, letters, dated the date of or shortly prior to each of the mailing date of the Proxy Statement and the Effective Date, stating its opinion that the Merger shall qualify for pooling-of-interests accounting treatment.

                                  ARTICLE VIII

                                  Termination

  8.01 Termination. This Agreement may be terminated, and the Acquisition may be abandoned:

    (a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Zions and Company, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

    (b) Breach. At any time prior to the Effective Time, by Zions or Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect.

    (c) Delay. At any time prior to the Effective Time, by Zions or Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by June 30, 2001, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this
  Section 8.01(c).

    (d) No Approval. By Company or Zions, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or (ii) the stockholder approval required by Section 7.01(a) herein is not obtained at the Company Meeting.

    (e) Failure to Recommend, Etc. At any time prior to the Company Meeting, by Zions if the Company Board shall have failed to make its recommendation referred to in Section 6.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Zions.

  8.02 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 9.01 and (ii) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination.

                                   ARTICLE IX

                                 Miscellaneous

  9.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.12 and 6.13 and this Article IX which shall survive the Effective
Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.03(b), 6.05(b), 8.02, and this Article IX which shall survive such termination).

  9.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefitted by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Company Meeting, this Agreement may not be amended if it would violate the URBCA or reduce the consideration to be received by Company stockholders in the Merger.

  9.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

  9.04 Governing Law; Waiver of Jury Trial. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Utah applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law are applicable). Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

  9.05 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

  9.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

  If to Company, to:

    Draper Bancorp
    903 East 12300 South
    P.O. Box 1000
    Draper, Utah 84020
    Attention: Robert M. Daugherty
    Facsimile: (801) 576-5266

  With a copy to:

    Lewis, Rice & Fingersh, L.C.
    500 N. Broadway
    St. Louis, Missouri 63102-2147
    Attention: Thomas C. Erb
    Facsimile: (314) 241-6056

  If to Zions, to:

    Zions Bancorporation
    One South Main, Suite 1380
    Salt Lake City, Utah 84111
    Attention: Dale M. Gibbons
    Facsimile: (801) 524-2129

  With a copy to:

    Sullivan & Cromwell
    1888 Century Park East
    Los Angeles, California 90067
    Attention: Stanley F. Farrar
    Facsimile: (310) 712-8800

  9.07 Entire Understanding; No Third Party Beneficiaries. This Agreement, the Voting Agreements, the Voting and Non-Competition Agreement, the Employment Agreement and the Confidentiality Agreement dated August 24, 2000 represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for Sections 6.12 and 6.13 and as set forth in Company's Disclosure Schedule, nothing in this Agreement expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

  9.08 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." No provision of this Agreement shall be construed to require Company, Zions or any of their respective Subsidiaries, affiliates or directors to take any action which would violate applicable law (whether statutory or common law), rule or regulation.

                                    *  *  *

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                          Draper Bancorp

                                                 /s/ Robert M. Daugherty
                                          By: _________________________________
                                              Name: Robert M. Daugherty
                                              Title: President and
                                              Chief Executive Officer

                                          Zions Bancorporation

                                                  /s/ Dale M. Gibbons
                                          By: _________________________________
                                              Name: Dale M. Gibbons
                                              Title: Chief Financial Officer

                                                                     APPENDIX B

                           AGREEMENT OF BANK MERGER

  This AGREEMENT OF BANK MERGER (this "Agreement") is made by and between Zions First National Bank, a national banking association headquartered at One South Main Street, Salt Lake City, Utah 84111, county of Salt Lake, in the state of Utah ("ZFNB"), and Draper Bank, a state-chartered bank headquartered at 903 East 12300 South, P.O. Box 1000, Draper, Utah 84020, county of Salt Lake, in the state of Utah ("Draper Bank"), in connection with the Merger (the "Parent Company Merger") described in that Agreement and Plan of Merger, dated as of October 10, 2000 (the "Merger Agreement"), by and between Zions Bancorporation, a Utah corporation ("Zions"), and Draper Bancorp, a Utah corporation ("Draper Bancorp").

  As of the date hereof, ZFNB has authorized capital stock of three million shares of common stock, par value $5.00 per share (the "ZFNB Stock"), three million shares of which are issued and outstanding, with common stock of $15 million, paid in surplus of approximately $64.9 million, and undivided profits and accumulated other comprehensive loss as of September 30, 2000 of approximately $375.6 million. As of the date hereof, Draper Bank had authorized capital stock of 20,000 shares of common stock, par value $10.00 per share ("Draper Bank Stock"), of which 20,000 shares are issued and outstanding, with common stock of $0.2 million, paid in surplus of $0.5 million, and undivided profits as of September 30, 2000 of approximately $24.1 million.

  As of the date hereof, Zions owns directly all of the issued and outstanding ZFNB Stock, and Draper Bancorp owns directly all of the issued and outstanding Draper Bank Stock. Immediately prior to the Effective Time of the Bank Merger (as defined below), Draper Bancorp shall be merged with and into Zions with Zions surviving as the resulting corporation, so that as of the Effective Time of the Bank Merger, Zions shall own directly or indirectly all of the Draper Bank Stock.

  Each of ZFNB and Draper Bank, acting pursuant to a resolution of its board of directors, adopted by vote of a majority of its directors, pursuant to the authority given by and in accordance with the provisions of the National Bank Act (the "National Bank Act") of November 7, 1918, as amended (12 U.S.C.
(S)215(a)), witness as follows:

  I. Merger. At and on the Effective Time of the Bank Merger (as defined below), Draper Bank shall be merged with and into ZFNB in accordance with the terms hereof and pursuant to the provisions of, and with the effect provided in, the National Bank Act (the "Bank Merger"). ZFNB, as the institution surviving the Bank Merger, shall be the "Surviving Bank".

  II. Effective Time. The effective time of the Bank Merger ("Effective Time of the Bank Merger") shall be immediately following the closing of the Parent Company Merger which shall be after this Agreement has been approved by the Office of the Comptroller of the Currency and all other required governmental authorities.

  III. Name. The name of the Surviving Bank shall continue to be "Zions First National Bank".

  IV. Business. The business of the Surviving Bank shall be that of a national banking association. This business shall be conducted by the Surviving Bank at its main office in Salt Lake City, Utah, and at its legally established branches.

  V. Assumption of Assets and Liabilities. All assets of Draper Bank as they exist at the effective time of the Bank Merger shall pass to and vest in the Surviving Bank without any conveyance or other transfer. The Surviving Bank shall also be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of a trust department, of Draper Bank existing as of the effective time of the Bank Merger.

  VI. Directors and Principal Officers. The directors and principal officers of the Surviving Bank, effective as of the Effective Time of the Bank Merger, shall be those persons who are identified on Exhibit A attached hereto and incorporated herein, and such persons shall continue to hold office until their successors are elected and duly qualified.

  VII. Treatment of Outstanding Stock.

    At the Effective Time of the Bank Merger:

    (a) Each share of Draper Bank Stock issued and outstanding immediately prior to the Effective Time of the Bank Merger shall at the Effective Time of the Bank Merger be canceled, with no consideration to be received therefor.

    (b) Each share of ZFNB Stock issued and outstanding immediately prior to the Effective Time of the Bank Merger shall remain outstanding and unchanged.

  VIII. Conditions to Closing.

    (a) All regulatory approvals shall have been received and all waiting periods shall have expired.

    (b) The Parent Company Merger shall have been consummated.

  IX. Articles of Association and Bylaws. At and after the Effective Time of the Bank Merger, the Articles of Association and Bylaws of ZFNB as in effect immediately prior to the Effective Time of the Bank Merger shall continue to be the Articles of Association and Bylaws of the Surviving Bank until amended in accordance with law.

  X. Termination. In the event that the Merger Agreement is terminated prior to consummation of the Parent Company Merger, this Agreement shall automatically terminate and be of no further force or effect.

  XI. Execution. This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument.

  XII. Applicable Law. This Agreement shall be governed by, and interpreted in accordance with, the federal laws of the United States.

Dated as of November 21, 2000

                                          ZIONS FIRST NATIONAL BANK

                                          By:    /s/ A. Scott Anderson
                                            ___________________________________
                                            Name: A. Scott Anderson
                                            Title: President and CEO

                                          By:     /s/ Dale M. Gibbons
                                            ___________________________________
                                            Name: Dale M. Gibbons
                                            Title: Secretary

STATE OF UTAH        )
                     )ss
COUNTY OF SALT LAKE  )

On this 21st day of November, 2000, before me, a notary public for this state and count, personally came A Scott Anderson, as president, and Dale M. Gibbons, as secretary, of Zions First National Bank, and each in his capacity acknowledged this instrument to be the act and deed of Zions First National Bank.

WITNESS my official seal and signature this day and year.

(Seal of Notary)

                                          /s/ Jennifer R. Jolley
                                          _____________________________________
                                          Notary Public, Salt Lake County.
                                          My commission expires on 6/15/2001.

Dated as of November 21, 2000

                                          DRAPER BANK

                                          By:   /s/ Robert M. Daugherty
                                            ___________________________________
                                            Name: Robert M. Daugherty
                                            Title: President and CEO

                                          By:     /s/ Dennis L. Higbee
                                            ___________________________________
                                            Name: Dennis L. Higbee
                                            Title: Secretary

STATE OF UTAH        )
                     )ss
COUNTY OF SALT LAKE  )

On this 21st day of November, 2000, before me, a notary public for this state and count, personally came Robert M. Daugherty, as president, and Dennis L. Higbee, as secretary, of Draper Bank, and each in his capacity acknowledged this instrument to be the act and deed of Draper Bank.

WITNESS my official seal and signature this day and year.

(Seal of Notary)

                                          /s/ Linda Coy
                                          _____________________________________
                                          Notary Public, Salt Lake County.
                                          My commission expires on April 6,
                                           2003.

                                                                     APPENDIX C

                    FAIRNESS OPINION OF HOVDE FINANCIAL LLC

December 7, 2000

Board of Directors
Draper Bancorp
903 East 12300 South
P.O. Box 1000
Draper, Utah 84020-9754

Members of the Board:

  Draper Bancorp ("Draper"), a Utah corporation, and Zions Bancorporation ("Zions"), a Utah corporation, have entered into an Agreement and Plan of Merger (the "Plan") dated October 10, 2000, pursuant to which Draper will be merged with and into Zions (the "Merger"). As more fully discussed in Section 3.01(a) of the Plan, at the effective time of the Merger, each of the outstanding shares of Draper common stock ("Draper Common Stock") will be converted into and have the right to receive shares of Zions common stock ("Zions Common Stock"). The estimated value per fully diluted share of Draper Common Stock is $216.79 per share and an estimated value for all shares of Draper Common Stock and stock options totals eighty million one hundred thirty-eight thousand dollars ($80,174,000). The Agreement contains certain mechanisms which ensure that shareholders of Draper will receive a number of shares of Zions Common Stock which, on the Closing Date, have an effective value of $216.79 per share of Draper Common Stock. These mechanisms and protections are more fully discussed in Section 3.01(a)(i) and 3.01(a)(ii) of the Plan. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the purchase consideration to the shareholders of Draper.

  Hovde Financial, Inc. ("Hovde") specializes in providing investment banking and financial advisory services to commercial bank and thrift institutions. Our principals are experienced in the independent valuation of securities in connection with negotiated underwritings, subscription and community offerings, private placements, merger and acquisition transactions and recapitalizations. We are familiar with Draper, having acted as its financial advisor in connection with the Plan.

  We were retained by Draper to act as its exclusive financial advisor with respect to a review of Draper's strategic alternatives and the possible sale, merger, consolidation, or other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of Draper. We will receive compensation from Draper in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of their businesses, affiliates of Hovde may actively trade the debt and equity securities of Zions for their own accounts and, accordingly, they may at any time hold long or short positions in such securities.

  During the course of our engagement, we reviewed and analyzed material bearing upon the financial and operating conditions of Draper and Zions and material prepared in connection with the proposed transaction, including the following: the Plan; certain publicly available historical information concerning Draper and Zions; consolidated financial statements of Draper and Zions for each of the three-years ended December 31, 1999, respectively, as well as subsequent quarterly statements for the periods ended March 31, 2000 and June 30, 2000; the terms of recent merger and acquisition transactions involving banks and bank holding companies that we considered relevant; historical market prices and trading volumes for Zions Common Stock; and financial and other information provided to us by the managements of Draper and Zions.

Board of Directors
Draper Bancorp
December 7, 2000
Page Two

  In addition, we have conducted meetings with members of the senior management of Draper for the purpose of reviewing the future prospects of Draper. We also evaluated the pro forma ownership of Zions Common Stock by Draper's shareholders relative to the pro forma contribution of Draper's assets, liabilities, equity and earnings to the pro forma company, and conducted such other studies, analyses and examinations as we deemed appropriate. We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our knowledge of the banking industry and our general experience in securities valuations.

  In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Draper and Zions and in the discussions with Draper and Zions management. We did not independently verify and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Draper and Zions at June 30, 2000, were adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practices as of the date of such financial statements. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Draper or Zions, nor did we make any independent evaluation or appraisal of the assets, liabilities or prospects of Draper or Zions, nor were we furnished with any such evaluation or appraisal, and we were not retained to and did not review any individual credit files.

  We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Draper and Zions. In rendering this opinion, we have been advised by Draper and Zions and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval for the Merger and we have further assumed that in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Zions or the surviving corporation that would have a material adverse effect on Zions or the contemplated benefits of the Merger. We have also assumed that there would not occur any change in the applicable law or regulation that would cause a material adverse change in the prospects or operations of Zions or the surviving corporation after the Merger.

  Our opinion is based solely upon the information available to us and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof.

  We are not expressing any opinion herein as to the prices at which shares of Zions Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of Draper Common Stock as to how such holder should vote with respect to the Plan at any meeting of holders of Draper Common Stock.

  This letter is solely for the information of the Board of Directors of Draper and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Draper Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Board of Directors
Draper Bancorp
December 7, 2000
Page Three

  Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the purchase consideration is fair, from a financial point of view, to the shareholders of Draper.

                                          Sincerely,

                                          /s/ Hovde Financial LLC

                                                                     APPENDIX D

                            TITLE 16. CORPORATIONS
              CHAPTER 10a. UTAH REVISED BUSINESS CORPORATION ACT
          PART 10. AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS
                          PART 13. DISSENTERS' RIGHTS

(S) 16-10a-1301. Definitions

  For purposes of Part 13:

  (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

  (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

  (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 16-10a-1302 and who exercises that right when and in the manner required by Sections 16-10a-1320 through 16-10a-1328.

  (4) "Fair value" with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

  (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the statutory rate set forth in Section 15-1-1, compounded annually.

  (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent the beneficial owner is recognized by the corporation as the shareholder as provided in
Section 16-10a-723.

  (7) "Shareholder" means the record shareholder or the beneficial shareholder.

(S) 16-10a-1302. Right to dissent

  (1) A shareholder, whether or not entitled to vote, is entitled to dissent from, and obtain payment of the fair value of shares held by him in the event of, any of the following corporate actions:

    (a) consummation of a plan of merger to which the corporation is a party if:

      (i) shareholder approval is required for the merger by Section 16-10a-1103 or the articles of incorporation; or

      (ii) the corporation is a subsidiary that is merged with its parent under Section 16-10a-1104;

    (b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

    (c) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under Subsection 16-10a-1202(1), but not including a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale; and

    (d) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to Subsection 16-10a-1202(2).

  (2) A shareholder is entitled to dissent and obtain payment of the fair value of his shares in the event of any other corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors so provides.

  (3) Notwithstanding the other provisions of this part, except to the extent otherwise provided in the articles of incorporation, bylaws, or a resolution of the board of directors, and subject to the limitations set forth in Subsection
(4), a shareholder is not entitled to dissent and obtain payment under Subsection (1) of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal Securities Exchange Act of 1934, as amended, or on the National Market System of the National Association of Securities Dealers Automated Quotation System, or were held of record by more than 2,000 shareholders, at the time of:

    (a) the record date fixed under Section 16-10a-707 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;

    (b) the record date fixed under Section 16-10a-704 to determine shareholders entitled to sign writings consenting to the proposed corporate action; or

    (c) the effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

  (4) The limitation set forth in Subsection (3) does not apply if the shareholder will receive for his shares, pursuant to the corporate action, anything except:

    (a) shares of the corporation surviving the consummation of the plan of merger or share exchange;

    (b) shares of a corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal Securities Exchange Act of 1934, as amended, or on the National Market System of the National Association of Securities Dealers Automated Quotation System, or will be held of record by more than 2,000 shareholders;

    (c) cash in lieu of fractional shares; or

    (d) any combination of the shares described in Subsection (4), or cash in lieu of fractional shares.

  (5) A shareholder entitled to dissent and obtain payment for his shares under this part may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to him or to the corporation.

(S) 16-10a-1320. Notice of dissenters' rights

  (1) If a proposed corporate action creating dissenters' rights under Section 16-10a-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must be sent to all shareholders of the corporation as of the applicable record date, whether or not they are entitled to vote at the meeting. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this part. The notice must be accompanied by a copy of this part and the materials, if any, that under this chapter are required to be given the shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as required by this subsection does not affect any action taken at the shareholders' meeting for which the notice was to have been given.

  (2) If a proposed corporate action creating dissenters' rights under Section 16-10a-1302 is authorized without a meeting of shareholders pursuant to Section 16-10a-704, any written or oral solicitation of a shareholder to execute a written consent to the action contemplated by Section 16-10a-704 must be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this part, by a copy of this part, and by the materials, if any, that under this chapter would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give written notice as provided by this subsection does not affect any action taken pursuant to Section 16-10a-704 for which the notice was to have been given.

(S) 16-10a-1321. Demand for payment--Eligibility and notice of intent

  (1) If a proposed corporate action creating dissenters' rights under Section 16-10a-1302 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

    (a) must cause the corporation to receive, before the vote is taken, written notice of his intent to demand payment for shares if the proposed action is effectuated; and

    (b) may not vote any of his shares in favor of the proposed action.

  (2) If a proposed corporate action creating dissenters' rights under Section 16-10a-1302 is authorized without a meeting of shareholders pursuant to Section 16-10a-704, a shareholder who wishes to assert dissenters' rights may not execute a writing consenting to the proposed corporate action.

  (3) In order to be entitled to payment for shares under this part, unless otherwise provided in the articles of incorporation, bylaws, or a resolution adopted by the board of directors, a shareholder must have been a shareholder with respect to the shares for which payment is demanded as of the date the proposed corporate action creating dissenters' rights under Section 16-10a-1302 is approved by the shareholders, if shareholder approval is required, or as of the effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

  (4) A shareholder who does not satisfy the requirements of Subsections (1) through (3) is not entitled to payment for shares under this part.

(S) 16-10a-1322. Dissenters' notice

  (1) If proposed corporate action creating dissenters' rights under Section 16-10a-1302 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this part.

  (2) The dissenters' notice required by Subsection (1) must be sent no later than ten days after the effective date of the corporate action creating dissenters' rights under Section 16-10a-1302, and shall:

    (a) state that the corporate action was authorized and the effective date or proposed effective date of the corporate action;

    (b) state an address at which the corporation will receive payment demands and an address at which certificates for certificated shares must be deposited;

    (c) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

    (d) supply a form for demanding payment, which form requests a dissenter to state an address to which payment is to be made;

    (e) set a date by which the corporation must receive the payment demand and by which certificates for certificated shares must be deposited at the address indicated in the dissenters' notice, which dates may not be fewer than 30 nor more than 70 days after the date the dissenters' notice required by Subsection (1) is given;

    (f) state the requirement contemplated by Subsection 16-10a-1303(3), if the requirement is imposed; and

    (g) be accompanied by a copy of this part.

(S) 16-10a-1323. Procedure to demand payment

  (1) A shareholder who is given a dissenters' notice described in Section 16-10a-1322, who meets the requirements of Section 16-10a-1321, and wishes to assert dissenters' rights must, in accordance with the terms of the dissenters' notice:

    (a) cause the corporation to receive a payment demand, which may be the payment demand form contemplated in Subsection 16-10a-1322(2)(d), duly completed, or may be stated in another writing;

    (b) deposit certificates for his certificated shares in accordance with the terms of the dissenters' notice; and

    (c) if required by the corporation in the dissenters' notice described in
  Section 16-10a-1322, as contemplated by Section 16-10a-1327, certify in writing, in or with the payment demand, whether or not he or the person on whose behalf he asserts dissenters' rights acquired beneficial ownership of the shares before the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under Section 16-10a-1302.

  (2) A shareholder who demands payment in accordance with Subsection (1) retains all rights of a shareholder except the right to transfer the shares until the effective date of the proposed corporate action giving rise to the exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of the corporate action.

  (3) A shareholder who does not demand payment and deposit share certificates as required, by the date or dates set in the dissenters' notice, is not entitled to payment for shares under this part.

(S) 16-10a-1324. Uncertificated shares

  (1) Upon receipt of a demand for payment under Section 16-10a-1323 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer of the shares until the proposed corporate action is taken or the restrictions are released under Section 16-10a-1326.

  (2) In all other respects, the provisions of Section 16-10a-1323 apply to shareholders who own uncertificated shares.

(S) 16-10a-1325. Payment

  (1) Except as provided in Section 16-10a-1327, upon the later of the effective date of the corporate action creating dissenters' rights under
Section 16-10a-1302, and receipt by the corporation of each payment demand pursuant to Section 16-10a-1323, the corporation shall pay the amount the corporation estimates to be the fair value of the dissenter's shares, plus interest to each dissenter who has complied with Section 16-10a-1323, and who meets the requirements of Section 16-10a-1321, and who has not yet received payment.

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  (2) Each payment made pursuant to Subsection (1) must be accompanied by:

    (a)(i)(A) the corporation's balance sheet as of the end of its most recent fiscal year, or if not available, a fiscal year ending not more than 16 months before the date of payment;

    (B) an income statement for that year;

    (C) a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, if the corporation customarily provides such statements to shareholders; and

    (D) the latest available interim financial statements, if any;

      (ii) the balance sheet and statements referred to in Subsection (i) must be audited if the corporation customarily provides audited financial statements to shareholders;

    (b) a statement of the corporation's estimate of the fair value of the shares and the amount of interest payable with respect to the shares;

    (c) a statement of the dissenter's right to demand payment under Section 16-10a-1328; and

    (d) a copy of this part.

(S) 16-10a-1327. Special provisions relating to shares acquired after announcement of proposed corporate action

  (1) A corporation may, with the dissenters' notice given pursuant to Section 16-10a-1322, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under Section 16-10a-1302 and state that a shareholder who asserts dissenters' rights must certify in writing, in or with the payment demand, whether or not he or the person on whose behalf he asserts dissenters' rights acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not certify in writing, in or with the payment demand that he or the person on whose behalf the dissenters' rights are being asserted, acquired beneficial ownership of the shares before that date, the corporation may, in lieu of making the payment provided in Section 16-10a-1325, offer to make payment if the dissenter agrees to accept it in full satisfaction of his demand.

  (2) An offer to make payment under Subsection (1) shall include or be accompanied by the information required by Subsection 16-10a-1325(2).

(S) 16-10a-1328. Procedure for shareholder dissatisfied with payment or offer

  (1) A dissenter who has not accepted an offer made by a corporation under
Section 16-10a-1327 may notify the corporation in writing of his own estimate of the fair value of his shares and demand payment of the estimated amount, plus interest, less any payment made under Section 16-10a-1325, if:

    (a) the dissenter believes that the amount paid under Section 16-10a-1325 or offered under Section 16-10a-1327 is less than the fair value of the shares;

    (b) the corporation fails to make payment under Section 16-10a-1325 within 60 days after the date set by the corporation as the date by which it must receive the payment demand; or

    (c) the corporation, having failed to take the proposed corporate action creating dissenters' rights, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by Section 16-10a-1326.


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  (2) A dissenter waives the right to demand payment under this section unless he causes the corporation to receive the notice required by Subsection (1) within 30 days after the corporation made or offered payment for his shares.

(S) 16-10a-1330. Judicial appraisal of shares--Court action

  (1) If a demand for payment under Section 16-10a-1328 remains unresolved, the corporation shall commence a proceeding within 60 days after receiving the payment demand contemplated by Section 16-10a-1328, and petition the court to determine the fair value of the shares and the amount of interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unresolved the amount demanded.

  (2) The corporation shall commence the proceeding described in Subsection (1) in the district court of the county in this state where the corporation's principal office, or if it has no principal office in this state, the county where its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with, or whose shares were acquired by, the foreign corporation was located.

  (3) The corporation shall make all dissenters who have satisfied the requirements of Sections 16-10a-1321, 16-10a-1323, and 16-10a-1328, whether or not they are residents of this state whose demands remain unresolved, parties to the proceeding commenced under Subsection (2) as an action against their shares. All such dissenters who are named as parties must be served with a copy of the petition. Service on each dissenter may be by registered or certified mail to the address stated in his payment demand made pursuant to Section 16-10a-1328. If no address is stated in the payment demand, service may be made at the address stated in the payment demand given pursuant to Section 16-10a-1323. If no address is stated in the payment demand, service may be made at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares. Service may also be made otherwise as provided by law.

  (4) The jurisdiction of the court in which the proceeding is commenced under Subsection (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

  (5) Each dissenter made a party to the proceeding commenced under Subsection
(2) is entitled to judgment:

    (a) for the amount, if any, by which the court finds that the fair value of his shares, plus interest, exceeds the amount paid by the corporation pursuant to Section 16-10a-1325; or

    (b) for the fair value, plus interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under Section 16-10a-1327.

(S) 16-10a-1331. Court costs and counsel fees

  (1) The court in an appraisal proceeding commenced under Section 16-10a-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds that the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 16-10a-1328.

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  (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

    (a) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 16-10a-1320 through 16-10a-1328; or

    (b) against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

  (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.

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